130

Follow-Up Materials

06014782

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Financiero Inbursa

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUL 03 2006

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4243 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/3/06

Y

CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK
PARIS
BRUSSELS
LONDON
MOSCOW

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801
(202) 974-1500
FACSIMILE
(202) 974-1999
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

RECEIVED
2006 JUN 30 P 6: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4243

ARLS
12-31-05

June 27, 2006

SEC MAIL PROCESSING RECEIVED
JUN 2 8 2006
WASH, D.C. 106 SECTION

VIA HAND

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re: Disclosure Materials Provided on Behalf of Grupo Financiero Inbursa, S.A. de C.V. (File No. 82-4243) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero Inbursa, S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of the Company's consolidated quarterly reports for the fourth quarter of 2005 and for the first quarter of 2006.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Grant M. Binder of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Ryan R. Wright
Paralegal

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Grant M. Binder

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Miguel Martinez
(52) 55-56-25-4900 Ext. 3354
mmartinezp@inbursa.com

Fax: (52) 55-56-25-4965
www.inbursa.com

*Mexico City, February 8, 2006.- **Grupo Financiero Inbursa** reported today results for the fourth quarter ended December 31, 2005.*

HIGHLIGHTS

Grupo Financiero Inbursa: $414.9 MM USD profits under US GAAP and $2,913.4 MM Ps under the CNBV rules in 2005.

Grupo Financiero Inbursa posted profits of $414.9 MM USD under US GAAP and $2,913.4 MM Ps under CNBV rules during 2005, 35% and 47% decreases relative to 2004, respectively. It is worth to mention that 2004 figures reflected an extraordinary income coming from the Televicentro's re-structure during 3Q04 that represented $2,024.9 MM Ps. The losses in the fixed rate swap funding position were the main negative impact in 2005 results. These figures represented a 12.8% and 9.1% ROE, respectively.

IDEAL Spin-off.

On June 2005 Inbursa spun-off to create IDEAL which is independently listed on the Mexican Stock Exchange since September the 15th.

In 2005, Banco Inbursa's financial margin doubled the figure registered in 2004.

At the end of 2005 Banco Inbursa posted $3,524.2 MM Ps financial margin, this figure represented more than twice the one in the same period of the previous year. This result was achieved even though the 2.4% decrease in loan portfolio. It is worth to point out that higher concentration on Mexican peso loans, lower levels of monetary position adjustments and the interest coming from the argentine bonds that used to be registered as market results according to the CNBV classification were the main drivers behind this result.

Afore Inbursa's market share in assets under management grew from 8.1% at the end of December 2004 to 10.6% in 2005.

Afore Inbursa's assets under management stood at $62,008.7 MM Ps at the end of December 2005, 13.3% and 54.4% increases if compared with 3Q05 and 4Q04, respectively. The increase in our sales force and more promotion efforts together with the change of the Afore business law are the main drivers behind this result.

- *All figures included in this report are expressed on December 2005 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 4Q05. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (2004).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	December '05
Employees	4,610
# clients	5.7 MM
Points of attention	205
ATM's	582
Sales force	10,022

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP

Mkt Value/Book Value	1.58
Stock price USD (Dec'05)	1.70
EPS (USD)	.1396
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	4Q05 $	4Q05 %	3Q05 $	% var vs. 3Q05	4Q04 $	% var vs. 4Q04	Ene - Dec 2005	Ene - Dec 2004	% Chg
Banco Inbursa	120.0	74%	(25.3)	-574%	83.4	44%	192.2	204.3	-6%
Operadora	7.0	4%	5.2	34%	4.6	51%	21.1	16.5	28%
Seguros	16.8	10%	24.1	-31%	36.1	-54%	82.3	85.1	-3%
Pensiones	(4.9)	-3%	21.2	-123%	50.9	-110%	65.3	276.2	-76%
Fianzas	5.5	3%	12.1	-54%	3.0	84%	20.7	17.7	17%
Inversora	17.1	11%	6.4	165%	8.7	95%	31.5	36.0	-13%
Others	0.4	0%	0.7	-41%	0.2	105%	1.7	1.5	9%
Total	**161.9**	**100%**	**44.4**	**265%**	**186.9**	**-13%**	**414.9**	**637.3**	**-35%**

- Under US GAAP **Grupo Financiero Inbursa** posted $414.9 MM USD profits during 2005, a 35% decrease relative to the same period of the previous year. This result is mainly explained by the extraordinary income coming from the Televicentro's re-structure during 3Q04 as well as the fixed rate swap funding losses.

Investment by Company

MM USD	4Q05 $	4Q05 %	3Q05 $	% var vs. 3Q05	4Q04 $	% var vs. 4Q04
Banco Inbursa	2,059.3	64%	1,910.2	8%	1,827.0	13%
Operadora	47.0	1%	46.4	1%	43.5	8%
Seguros	543.9	17%	520.4	5%	486.5	12%
Pensiones	348.0	11%	339.2	3%	954.1	-64%
Fianzas	78.1	2%	70.0	12%	77.8	0%
Inversora	135.4	4%	116.2	16%	99.0	37%
Otros	23.8	1%	12.0	99%	11.4	110%
Total	**3,235.6**	**100%**	**3,014.4**	**7%**	**3,499.3**	**-8%**

- Stockholders' equity of **Grupo Financiero Inbursa** stood at $3,235.6 MM USD under US GAAP vs $3,018.8 MM USD reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders´ equity are the main reasons of this difference.

GFINBUR"O"
(Stock Price)


18.3
18.7
18.1
17.1
16.6
16.6
J'05
A'05
S'05
O'05
N'05
D'05

CNBV GAAP

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

Mkt Value/Book Value	1.69
Stock price (Dec'05)	18.12
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	4Q05 $	4Q05 %	3Q05 $	% chg vs. 3Q05	4Q04 $	% chg vs. 4Q04	Jan - Dec 2005	Jan - Dec 2004
Banco Inbursa	132.3	34%	(124.8)	N.A	396.5	-67%	1,034.4	1,357.2
Operadora	67.8	17%	53.6	26%	44.5	53%	218.8	174.3
Seguros	93.9	24%	196.7	-52%	466.3	-80%	550.2	686.8
Pensiones	(116.2)	-30%	172.2	N.A	409.9	N.A	586.7	2,723.1
Fianzas	40.4	10%	66.6	-39%	72.4	-44%	191.6	240.2
Inversora	167.7	43%	62.6	168%	64.4	160%	313.4	359.3
Others	4.4	1%	7.7	-43%	2.5	75%	18.2	8.6
Total	**390.3**	**100%**	**434.7**	**-10%**	**1,456.4**	**-73%**	**2,913.4**	**5,549.6**

Total monetary position adjustment for Grupo Financiero Inbursa was $783.9 MM Ps during 4Q05 and $1,597.6 MM Ps in 2005.

- ***Grupo Financiero Inbursa*** *posted $390.3 MM Ps profits during the fourth quarter of 2005 vs $434.7 MM Ps in 3Q05, 10% decrease. Higher levels of monetary position adjustments as well as higher reserves creation in the Insurance business are the main drivers behind this result.*

- *On an accumulated basis, net income decreased 47.5% in 2005 vs 2004.* These results are mainly explained by two factors; 1) the extraordinary income coming from the Televicentro's re-structure during 3Q04 that represented $2,024.9 MM Ps and 2) the fixed rate swap funding valuation.

Free Cash Flow

	MM Constant Ps. as of December 2005	2002	2003	2004	2005
+	Interest Income	8,958.1	11,089.1	11,143.1	16,982.6
-	Interest Expense	5,303.6	8,320.9	8,400.0	13,154.2
=	**Financial Margin**	**3,654.5**	**2,768.2**	**2,743.2**	**3,828.4**
-	Unrealized gains/losses (net of deferred taxes)	18.7	149.0	695.0	-59.6
-	General Expenses	1,447.4	1,587.8	1,786.6	2,126.0
+	Commissions & Fees	771.2	1,267.8	1,686.0	1,650.0
+	Patrimonial Reserves Creations	719.7	-225.8	458.5	1,341.3
+	Subsidiaries Income	414.8	2,123.8	4,037.3	2,070.6
-	Taxes	393.6	284.2	266.8	490.8
=	**Free Cash Flow**	**3,700.5**	**3,913.0**	**6,176.5**	**6,333.1**

Investment by Company

MM Ps.	4Q05 $	4Q05 %	3Q05 $	% chg vs. 3Q05	4Q04 $	% chg vs. 4Q04
Banco Inbursa	23,885.2	74%	23,785.0	0%	23,973.6	0%
Operadora	500.1	2%	508.4	-2%	501.6	0%
Seguros	2,757.5	9%	2,686.5	3%	2,832.2	-3%
Pensiones	2,499.9	8%	2,615.4	-4%	9,748.3	-74%
Fianzas	787.1	2%	737.5	7%	848.5	-7%
Inversora	1,443.5	4%	1,277.7	13%	1,144.9	26%
Others	229.7	1%	106.8	115%	93.0	147%
Total	**32,102.8**	**100%**	**31,717.2**	**1%**	**39,142.1**	**-18%**

- *Stockholders' equity of **Grupo Financiero Inbursa** reached $32,102.8 MM Ps at the end of 2005, a 18% decrease relative to 2004.*
- *It is worth to point out that this reduction is mainly due to two factors; i) the IDEAL spin-off which affected the different subsidiaries of the group according to its stake in Promotora Inbursa as follows; Pensiones Inbursa 86.97%, Banco Inbursa 7.16%, Fianzas 3.07% and Seguros Inbursa 2.80% and ii) the $900 MM Ps dividend payment done in may.*

Sources & Uses of Funds (MM Ps as of December 2005)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	23,885.2	48,395.0	7,450.0	836.9	4,322.6	**84,889.5**
Seguros Inbursa	2,757.5	-	15,076.9	565.4	2,217.7	**20,617.4**
Pensiones Inbursa	2,499.9	-	13,500.4	-	164.2	**16,164.5**
Inversora Bursátil	1,443.5	-	-	75.5	178.7	**1,697.7**
Operadora Inbursa	500.1	-	-	67.7	13.1	**581.0**
Fianzas G-Inbursa	787.1	-	210.3	111.7	36.9	**1,146.0**
Others	229.7	291.8	0.1	0.5	16.8	**538.8**
TOTAL	**32,102.8**	**48,686.8**	**36,237.6**	**1,657.7**	**6,950.0**	**125,634.9**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	16,710.8	55,582.6	9,853.0	511.5	2,231.6	**84,889.5**
Seguros Inbursa	3,291.6	502.4	10,667.6	1,075.6	5,080.2	**20,617.4**
Pensiones Inbursa	3,236.7	-	12,497.7	-	430.0	**16,164.5**
Inversora Bursátil	1,515.2	-	40.9	25.8	115.9	**1,697.7**
Operadora Inbursa	75.6	-	485.0	-	20.4	**581.0**
Fianzas G-Inbursa	310.2	63.4	526.5	59.6	186.3	**1,146.0**
Others	161.2	330.4	17.4	0.0	29.9	**538.8**
TOTAL	**25,301.4**	**56,478.7**	**34,088.0**	**1,672.5**	**8,094.3**	**125,634.9**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $984,702.7 MM Ps
Assets in Custody: $964,790.0 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	4Q05 MM USD	3Q05 MM USD	4Q04 MM USD	Jan-Dec ´05 MM USD	Jan-Dec ´04 MM USD
Net income under CNBV GAAP	15.2	(10.3)	35.8	95.3	115.6
Adjustments on monetary positions	30.4	11.4	38.7	57.2	90.9
Adjustments on deferred liabilities	75.7	(27.6)	10.2	39.5	(5.2)
Others	(1.0)	1.2	(1.3)	0.3	2.9
Net Increase	105.0	(15.0)	47.6	97.1	88.7
Net Income Under US GAAP	**120.2**	**(25.3)**	**83.4**	**192.4**	**204.3**

- Under US GAAP Banco Inbursa posted profits of $120.2 MM USD during 4Q05 compared with $15.2 MM USD under the CNBV rules, $105.0 MM USD more. This result is mainly explained by add-backs on monetary positions and deferred liabilities adjustments of $106.0 MM USD MM and deductions coming from other adjustments of $1.0 MM USD.

Stockholders' Equity

	4Q05 MM USD	3Q05 MM USD	4Q04 MM USD
Stockholders´equity under CNBV GAAP	2,246.0	2,111.1	2,080.8
Securities Valuation Adjustments	0.0	24.6	0.0
Deferred Taxes	(169.6)	(300.6)	(200.3)
Derivates	4.9	7.7	0.0
Others	(22.0)	67.3	(53.5)
Stockholders´Equity Under US GAAP	**2,059.3**	**1,910.1**	**1,827.0**

- Stockholders' equity resulted in $2,059.3 MM USD under US GAAP in 4Q05. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,246.0 MM USD, $186.7 MM USD more. The difference is basically explained by $4.9 MM USD add backs coming from Derivatives and adjustments as well as deductions of $191.6 MM USD from Deferred Taxes and other adjustments, respectively.

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $1,034.4 MM Ps during 2005 compared with $1,357.2 MM Ps obtained during the same period of the previous year, a 24% decreased. This result is explained by the negative impact of the fixed rate swap funding valuation that was partially off-set by the significant increase in financial margin and lower monetary position adjustments.

As of December 2005, Demand Deposits stood at $24,134.2 MM Ps, a 39.9% increase relative to 4Q04. This result is mainly explained by the Inbursa CT account that represented 78% of these deposits.

Financial Margin

As of December 2005 financial margin stood at $3,524.2 MM Ps after monetary position adjustments, representing a more than twice increase when compared with 2004. The financial margin before monetary position adjustments stood at $4,117.0 MM Ps on the same period, representing an increase of 57.5% when compared with the same period of the previous year. It is worth to mention that this result was achieved even though the 2.4% decrease in loan portfolio that was set-off by higher concentration on Mexican peso loans and the interest coming from the argentine bonds that used to be registered as market results according to the CNBV classification.

When compared 4Q05 with 3Q05, financial margin decreased 15.2% from $913.5 MM Ps to $775.0 MM Ps. This result is mainly due to higher levels of monetary position adjustments.

Market Related Income

Market related income posted losses of $937.8 MM Ps at the end of December 2005 compared with profits of $1,654.8 during the same period of the previous year. This result is mainly explained by the fixed rate funding swap position due to lower levels of long term interest rates.

Loan Loss Reserves

Loan loss reserves increased $147.3 MM Ps during the fourth quarter of 2005, reaching an accumulated amount of $7,450.0 MM Ps at the end of December 2005. This amount represented 17 times non-performing loans.

Risk Adjusted Net Interest Income

MM Ps	4Q05	3Q05	4Q04	12M05	12M04
Interest Income	**3,002.9**	**3,181.8**	**2,398.6**	**12,399.5**	**8,666.1**
Interest on loans & securities	2,277.2	2,433.3	1,430.5	9,083.1	5,436.2
Repo's interest income	725.7	748.6	968.0	3,316.4	3,229.9
Interest Expenses	**(1,931.9)**	**(2,148.0)**	**(1,980.9)**	**(8,282.5)**	**(6,052.1)**
Interest on deposits & funding	(1,204.9)	(1,415.1)	(1,037.6)	(5,019.2)	(2,971.9)
Repo's interest expense	(727.0)	(732.9)	(943.4)	(3,263.3)	(3,080.2)
REPOMO	**(296.1)**	**(120.4)**	**(412.0)**	**(592.8)**	**(951.1)**
Financial Margin	**775.0**	**913.5**	**5.6**	**3,524.2**	**1,662.9**
Loan Loss Reserves (Net)	(147.3)	(395.8)	(393.7)	(1,288.7)	(1,319.2)
Risk Adjusted Net Interest Income	**627.7**	**517.7**	**(388.1)**	**2,235.5**	**343.7**

Market Related Income

MM Ps	4Q05	3Q05	4Q04	12M05	12M04
Financial Instruments Negotiable	(301.4)	(379.3)	654.3	(946.6)	564.4
Repos	(6.3)	11.8	(5.6)	(3.0)	(24.2)
Securities Purchases and Sales	444.0	1,847.5	314.9	2,429.9	(243.4)
Derivate Instruments	(533.7)	(2,112.7)	(114.2)	(2,418.2)	1,358.0
Total	**(397.4)**	**(632.7)**	**849.3**	**(937.8)**	**1,654.8**

Administrative and Promotion Expenses

MM Ps	4Q05	3Q05	4Q04	12M05	12M04
Personnel	31.1	30.9	29.1	116.4	106.2
Administrative Expenses	424.2	395.6	318.5	1,372.1	1,043.5
Contributions to IPAB	50.3	55.3	45.1	211.4	178.6
Depreciations and Amortizations	33.1	33.8	31.4	132.8	137.5
Administrative and Promotion Expenses	**538.7**	**515.6**	**424.1**	**1,832.6**	**1,465.8**

Earnings from Subsidiaries

Earnings form subsidiaries posted profits of $636.4 MM Ps in 2005 compared with $278.9 MM Ps during the same period of the previous year. This result is mainly explained by Sinca Inbursa which announced on May 2005, that reached an agreement to sell its 25% stake in CIE Las Americas and in November the sale of Its 33% stake in Ferrosur together with the acquisition of 8.3% in ITM (Infraestructura y Transportes de Mexico, S.A. de C.V).

Loan Portfolio and Asset Quality

Loan portfolio stood at $55,582.6 MM Ps at the end of December 2005, a 2.4% decrease relative to December 2004.

It is worth to highlight the change in the composition of Loan Portfolio from USD to Pesos during the year. Loan Portfolio in Pesos as of December 2005 represented 72% of the total Loan Portfolio, 172 basis points more than the previous year.

Loan loss reserves grew from $6,569 MM Ps in 4Q04 to $7,450 MM Ps in 4Q05, representing a 13.4%, increase and a coverage ratio to non performing loans of 17 times .

Banco Inbursa Selected Ratios

	Dic-05	Dic-04	System Sep '05
Loans / Total Assets	71.8%	63.2%	50.1%
NPL / Loan Portfolio	0.8%	0.6%	2.0%
LLR / NPL (times)	17.1	18.8	2.3
Op. Cost / Fin. Margin + Other Inc	40.6%	31.2%	86.3%

Non Performing Loans

When compared 4Q05 vs 3Q05, Non Performing loans stood flat at $436 MM Ps at.

It is worth to recall that in the commercial loans the total amount of loans are recorded as non perform on the day following of any default.

Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores; as of December 2005, these loans amounted $278 MM Ps.

Income Statement Selected Figures

MM Ps	4Q05	3Q05	4Q04	12M05	12M04
OTHER EXPENSES / INCOME	**3.5**	**21.1**	**10.0**	**111.3**	**(5.7)**
Charge Offs & Other Losses	(6.4)	(11.9)	18.5	(258.0)	(5.6)
Repomo	(27.6)	(23.4)	(55.6)	(64.0)	(185.0)
Other Income	37.5	56.5	47.1	433.3	184.9
EARNINGS FROM SUBSIDIARIES	**146.0**	**74.2**	**51.5**	**636.4**	**278.9**
Sinca Inbursa	132.0	58.1	33.7	574.4	220.5
Siefore Inbursa	14.0	16.1	17.8	62.1	58.5
MONETARY POSITION RESULTS	**323.7**	**143.8**	**467.7**	**656.8**	**1,136.1**
Repomo - Margin	296.1	120.4	412.0	592.8	951.1
Repomo - Other expenses	27.6	23.4	55.6	64.0	185.0

Loan Portfolio

MM Ps	4Q05	%	3Q05	%	4Q04	%
TOTAL LOAN PORTFOLIO	**55,583**	**100%**	**56,183**	**100%**	**56,978**	**100%**
Commercial	49,775	90%	50,654	90%	52,227	92%
Financial Institutions	1,085	2%	658	1%	837	1%
Consumer	3,429	6%	3,526	6%	2,974	5%
Housing	859	2%	905	2%	591	1%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**435**	**0.8%**	**441**	**0.8%**	**349**	**0.6%**
LOAN LOSS RESERVES	**7,450**	**13%**	**7,473**	**13%**	**6,569**	**12%**

	4Q05	3Q05	4Q04
Pesos	72%	73%	60%
USD	28%	27%	40%
Secured *	85%	87%	78%
Unsecured	15%	13%	22%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	MM Ps	%
NPL September 30, 2005	**434.2**	
- Decreases in NPL	**98.4**	**100.0%**
* Recoveries & Restructures	98.4	100.0%
* Write Offs	0.0	0.0%
+ Increases in NPL	**100.1**	**100.0%**
* Exchange rate effects	-0.6	-0.6%
* New NPL	100.6	100.6%
NPL December 31, 2005	**435.8**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 14.1% market share as of September 2005. Loan portfolio remains well diversified in many sectors such as services, manufacture, transport and entertainment, among others.

Capitalization

Banco Inbursa remains a well capitalized bank with a 23.3% TIER 1 Capital ratio as of December, 2005. This figure compares positively with the 13.3% ratio obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of December 2005, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $165 MM Ps with its December 2005 portfolio which would have represented 0.8% of its September 2005 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Educative Services 2%
Manufacture 22%
Real State 3%
Others 15%
Entretainment & Telecom 8%
Transport 7%
Commerce 19%
Construction 6%
Financial Services 11%
Food, Restaurants & Hotels 7%

Capitalization Ratio

MM Ps as of Dec, 2005	Dec '05	Sep '05	Dec '04	Mkt. Avg. Sep '05
Credit Risk Assets	**63,168.1**	**67,462.8**	**66,680.8**	**1,060,883.5**
Tier 1 Capital	33.7%	31.1%	30.4%	22.1%
Net Capital	34.0%	31.3%	31.6%	24.0%
Credit & Portfolio Risk Assets	**91,310.2**	**90,517.2**	**100,830.6**	**1,767,592.5**
Tier 1 Capital	23.3%	23.1%	20.1%	13.3%
Net Capital	23.5%	23.4%	20.9%	14.4%

Value at Risk * 4Q05 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK [1]	% VAR vs TIER 1 CAPITAL
Fixed Income	43,394.0	(56.0)	-0.27%
Equity	370.0	(88.0)	-0.42%
Derivatives	(19,370.0)	(137.0)	-0.65%
Banco Inbursa	24,394.0	(165.0)	-0.79%
TIER 1 CAPITAL [2]	20,966.0		

[1] Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

[2] Last quarter TIER 1 CAPITAL

Loan Portfolio 4Q05 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	14,810.1	180.9	3,437.6	23.21%	19.00
MXP	38,502.1	254.8	3,870.0	10.05%	15.19
UDI's*	1,470.7	0.0	142.3	9.68%	4,577.98
Total	**54,782.9**	**435.8**	**7,450.0**	**13.60%**	**17.10**

* Both figures, USD and UDI's are expressed in pesos

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $640.9 MM Ps in commissions income during 2005, representing 34% increase relative to the same period of the previous year. Afore Inbursa posted $4.4 MM Ps profits during 2005 compared with $110.6 MM Ps in 2004 due to the increase in the acquisition cost mainly explained by the commercial strategy.

Affiliate Base & Assets Under Management

Assets under management reached $62,008.7 MM Ps at the end of December 2005 a 54.4% increase relative to the same period of 2004 and a 13.3% increase vs. 3Q05.

Market share increased 90 basis points in three months from 9.7% in 3Q05 to 10.6% at the end of December 2005. It is worth to point out that Afore Inbursa is ranked the third in the Afore system measured by assets under management.

Affiliate base was increased by 741,470 new clients at the end of 4Q05 relative to 4Q04, this is mainly explained by higher transfers among the Afore system.

These results are mainly due to the increase on our sales force as well as more promotion efforts.

It is worth to recall the new regulation in the Afore business related to the affiliate base was approved at the end of 2004. Starting June 2005, an affiliate can change to a cheaper Afore at any time he wants but if he wants to move to a more expensive one, he has to wait at least one year as it was restricted for everybody in the former law.

The average minimum wages/affiliate ratio was 5.11 as of December 2005, compared with 4.51 market average.

Selected Figures

MM Ps	4Q05	3Q05	4Q04	12M05	12M04
Comission Income	157.3	200.2	102.2	640.9	480.1
General Expenses	**(216.6)**	**(206.9)**	**(94.0)**	**(641.0)**	**(332.3)**
Administrative Expenses	(21.4)	(37.5)	(26.2)	(89.4)	(102.7)
Operating Expenses	(45.3)	(39.9)	(17.9)	(152.1)	(74.0)
Promotion Expenses	(149.8)	(129.5)	(49.9)	(399.4)	(155.6)
Depreciation & Amortization	(2.8)	(2.8)	(2.9)	(11.1)	(12.2)
Operating Income	(62.3)	(2.9)	5.3	(3.0)	135.6
Other Income	1.4	2.0	2.7	5.0	4.7
REPOMO	(7.4)	(3.4)	(64.4)	(18.1)	(41.2)
Net Income	(47.8)	(0.6)	12.4	4.4	110.6
Investments	643.3	600.2	806.8	643.3	806.8
Fixed Assets	16.7	15.7	17.2	16.7	17.2
Total Assets	847.1	801.3	910.8	847.1	910.8
Stockholders' Equity	687.3	590.8	865.7	687.3	865.7

Affiliate Quality

	4Q05	3Q05	4Q04	Mkt. Share Dec-05
Affiliattes (#)	3,252,331	2,922,137	2,510,861	9.2%
Assets Under Mngmt. (MM Ps)	62,008.7	54,728.1	40,148.4	10.6%

	4Q05	3Q05	4Q04	Mkt. Avg Dec-05
Avg. Min. Wages/Affiliate	5.11	5.16	5.04	4.51
Active Workers/Affiliate	34.7%	35.7%	31.2%	39.5%
ROE	0.6%	11.8%	12.8%	25.4%


Assets Under Management
4Q03-4Q05
(MM Ps)
32,189
33,835
35,424
37,590
40,148
43,318
46,965
54,728
62,009
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q04

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	4Q05 MM USD	3Q05 MM USD	4Q04 MM USD	Jan-Dec ´05 MM USD	Jan-Dec ´04 MM USD
Net income under CNSF GAAP	10.1	18.1	41.2	51.7	59.6
Reserves Adjustments	4.2	(0.2)	1.0	4.6	6.7
Investments Adjustments	(17.7)	(8.3)	(16.3)	(48.5)	25.5
Deferred Taxes	(2.7)	0.7	4.1	(5.1)	(6.0)
Deferred Acquisition Costs	(1.6)	(6.1)	(3.2)	(17.1)	(3.4)
Monetary Positions Adjustments	(17.8)	(9.8)	(20.1)	(36.0)	(45.9)
Others	42.1	29.8	29.4	132.6	48.6
Net Increase	6.6	6.0	(5.1)	30.5	25.5
Net Income Under US GAAP	**16.8**	**24.1**	**36.1**	**82.3**	**85.1**

- **Seguros Inbursa´s** net income reached $16.8 MM USD during 4Q05 and under US GAAP, $6.6 MM USD more than those registered under the CNSF rules during the same period. This result is mainly explained by $46.3 MM USD add-backs coming from reserves and other adjustments together with deductions of $39.7 MM USD explained by investments, deferred taxes and acquisition cost as well as monetary position adjustments.

Stockholders' Equity

	4Q05 MM USD	3Q05 MM USD	4Q04 MM USD
Stockholders´equity under CNSF GAAP	259.3	245.1	245.8
Adjustments on Assets	50.5	53.6	57.9
Deferred Acquisition Cost	68.3	63.4	60.8
Fixed Assets	(41.1)	(41.4)	(35.8)
Others	23.3	31.6	32.9
Reserves Adjustments	444.3	436.0	383.7
Deferred Taxes	(236.8)	(267.0)	(247.4)
Others	26.6	52.7	46.5
Net Increase	284.6	275.3	240.7
Stockholders´Equity Under US GAAP	**543.9**	**520.4**	**486.5**

- **Seguros Inbursa's** Stockholders' equity resulted $543.9 MM USD under US GAAP at the end of December, 2005 compared with $259.3 MM USD under the CNSF rules. The difference is basically explained by: $50.5 MM USD, $444.3 MM USD and $26.6 MM USD add-backs from assets, reserves and other adjustments, respectively, and deductions of $236.8 MM USD from deferred taxes.

SEGUROS INBURSA
(Insurance)

Seguros Inbursa's net income stood at $550.2 MM Ps at the end of December 2005 compared with $686.8 MM Ps obtained in the same period of the previous year. This result is mainly explained by lower premiums due to more competitive automobile market, the reallocation of a P&C business into Patrimonial Inbursa and less financial income during the year. When adjusted by Patrimonial Inbursa, Seguros Inbursa's total premiums remained flat in 2005 vs. 2004 while maintaining and efficient combined ratio of 93.7%.

Financial Information

MM Ps	4Q05	3Q05	4Q04	12M05	12M04
Direct Premiums	2,536.9	1,982.4	2,760.6	8,478.1	9,279.2
Reserves Provisions	215.2	(63.6)	307.4	642.0	1,433.3
Technical Income	217.4	162.5	504.6	442.9	379.6
Net Financial Income	53.2	219.7	144.8	724.2	1,040.9
Repomo	(183.2)	(107.1)	(219.7)	(383.3)	(528.5)
Net Income	93.8	196.8	466.3	550.2	686.8
Assets	20,617.4	18,896.0	18,825.2	20,617.4	18,825.2
Investments	14,924.9	15,492.2	15,009.9	14,924.9	15,009.9
Reserves	15,076.9	13,779.7	13,533.3	15,076.9	13,533.3
Stockholders' Equity	2,757.5	2,686.5	2,832.2	2,757.5	2,832.2

When adjusted by Patrimonial Inbursa, Property & Casualty premiums increased 18.1% in 2005 relative to 2004. This increase was off set by the reductions of 7.2% and 16.4% in Automobile and Life businesses.

Premiums Breakdown

					Seguros + Patrimonial		
Line of business	Breakdown 12M05	Growth Rate 12M05 vs 12M04	Combined Ratio (2005)	Combined Ratio (2004)	Combined Ratio (2005)	Breakdown 12M05	Growth Rate 12M05 vs 12M04
P&C	28.3%	-7.9%	78.1%	77.8%	71.4%	33.5%	18.1%
Automobile	23.4%	-7.2%	99.6%	95.7%	99.6%	21.6%	-7.2%
Life	34.1%	-16.4%	N.A.	N.A.	N.A.	31.5%	-16.4%
A & H	14.2%	11.8%	95.6%	98.4%	95.6%	13.5%	14.6%
Total	**100%**	**-8.6%**	**96.8%**	**94.2%**	**93.7%**	**100%**	**-1.0%**

Even though Automobile premiums decreased 7.2% in 2005, at the end of December, Seguros Inbursa's Automobile Business reached 403,203 vehicles that favorable compares with the 381,854 cars insured at the end of 2004.

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	4Q05 MM USD	3Q05 MM USD	4Q04 MM USD	Jan-Dec ´05 MM USD	Jan-Dec ´04 MM USD
Net income under CNSF GAAP	(8.9)	16.1	43.2	55.2	236.4
Reserves Adjustments	1.4	2.6	3.2	6.2	3.0
Investments Adjustments	7.1	1.9	(233.6)	9.6	(205.3)
Deferred Taxes	(21.9)	(4.8)	102.8	(18.2)	97.3
Deferred Acquisition Costs	0.1	0.1	(11.8)	0.1	(12.2)
Monetary Positions Adjustments	23.1	12.4	23.5	45.3	62.8
Others	(5.6)	(7.0)	123.7	(32.8)	94.1
Net Increase	4.1	5.1	7.7	10.1	39.8
Net Income Under US GAAP	**(4.9)**	**21.2**	**50.9**	**65.3**	**276.2**

- Under USGAAP, **Pensiones Inbursa** posted losses of $4.9 MM USD compared with losses of $8.9 MM USD under the CNSF rules, $4.1 MM USD more. This result is explained by add-backs of $31.7 MM USD coming from reserves, investments, deferred acquisition costs and monetary position adjustments as well as deductions of $27.5 MM USD explained by deferred taxes and other adjustments during the quarter.

Stockholders' Equity

	4Q05 MM USD	3Q05 MM USD	4Q04 MM USD
Stockholders´equity under CNSF GAAP	235.1	238.6	846.1
Investments Adjustmens	132.8	134.5	376.1
Reserves Adjustments	175.4	165.3	157.9
Deferred Taxes	(94.2)	(107.4)	(194.6)
Others	(101.1)	(91.8)	(231.4)
Net Increase	112.9	100.6	108.0
Stockholders´Equity Under US GAAP	**348.0**	**339.2**	**954.1**

- **Pensiones Inbursa's** Stockholders' equity resulted $348.0 MM USD under US GAAP in 4Q05 compared with $235.1 MM USD under the CNSF rules. The difference is basically explained by: $132.8 MM USD and $175.4 MM USD add-backs from investments and reserves adjustments, respectively, and deductions of $94.2 MM USD and $101.1 MM USD from deferred taxes and other adjustments, respectively.

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income reached $586.7 MM Ps during 2005, compared with $2,723.1 MM Ps obtained in the same period of the previous year. The main driver behind this result was the extraordinary income coming from the Televicentro's re-structure that took place on July 2004 and represented $2,024.9 MM Ps.

Selected Financial Information

MM Ps	4Q05	3Q05	4Q04	12M05	12M04
Direct Premiums	188.5	162.3	105.7	577.2	563.6
Reserves Provisions	93.5	52.8	82.7	230.4	251.5
Acquisition cost	(16.7)	(15.0)	(7.7)	(49.5)	(19.2)
Technical Income	(114.8)	(94.5)	(165.9)	(460.2)	(455.9)
Net Financial Income	225.6	263.4	294.2	1,020.2	985.3
Repomo	(238.0)	(135.4)	(252.6)	(482.1)	(723.7)
Income from Subs.*	(162.2)	86.0	295.0	294.3	2,364.9
Net Income	(116.2)	172.2	409.9	586.7	2,723.1
Assets	16,164.5	16,183.9	23,148.8	16,164.5	23,148.8
Investments	16,043.8	16,092.7	22,874.0	16,043.8	22,874.0
Reserves	13,500.4	13,403.0	13,258.8	13,500.4	13,258.8
Stockholders' Equity	2,499.9	2,615.4	9,748.3	2,499.9	9,748.3

***** Promotora Inbursa*

•The reduction in Stockholders' Equity from $9,748.3 MM Ps as of 4Q04 to $2,499.9 MM Ps at the end of December 2005, is explained by the IDEAL´s spin-off that took place in the second quarter of 2005.

OPERADORA INBURSA
(Mutual Funds)

Funds under management increased from $24,954.1 MM Ps to $30,186.0 MM Ps at the end of December, 2004 and 2005, respectively, 21.0% increase.

Funds Under Management
December 2005

Dinbur
$3.4 bn Ps



MTN's
39%
Gov. Bonds
31%
CD's
30%

Fonibur
$8.8 bn Ps



MTN´s
35%
Stocks
65%

Fondo Inbursa
$9.2 bn Ps



MTN´s
26%
Stocks
74%

Inburex
$8.7 bn Ps



Gov. Bonds
8%
MTN's
63%
CD's
29%

Mutual Funds
(Decmber, 2005)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	3,421.0	8.61%	8.61%	
INBUREX	Fixed Income	8,735.0	9.01%	6.85%	
INBURSA	Stock´s, Bonds & M.M.	9,186.0	20.41%	20.51%	37.81%
FONIBUR	Stock´s, Bonds & M.M.	8,844.0	24.70%	20.51%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $313.4 MM Ps during 2005 that compares with $359.3 MM Ps obtained in 2004. It is worth to recall significant participation in 2004 of Inbursa in the largest corporate restructures in the country (ICA and Desc).

When compared 4Q05 with 3Q05, Inversora Bursatil's net income increased from $62.6 MM Ps to $167.7 MM Ps in 3Q05 and 4Q05, respectively. This result was achieved by the active participation of the brokerage hose in the IDEAL's and CICSA's transactions.

Select Figures

MM Ps	4Q05	3Q05	4Q04	12M05	12M04
Operating Margin	236.4	82.7	87.3	431.0	521.8
Net Income	167.7	62.6	64.4	313.4	359.3
Total Assets	1,700.2	1,497.7	1,328.7	1,700.2	1,328.7
Investment Portfolio	1,417.9	1,254.4	1,150.0	1,417.9	1,150.0
Stockholders' Equity	1,443.5	1,277.7	1,144.9	1,443.5	1,144.9
Assets in Custody	964,790.0	902,225.6	716,403.6	964,790.0	716,403.6

FIANZAS GUARDIANA INBURSA
(Bonds)

Direct premiums increased 15.6% from $386.0 MM Ps to $446.2 MM Ps at the end of December 2004 and 2005, respectively. Technical Income registered a 11.1% increase during the year, from $168.8 MM Ps during 2004 to $187.7 MM Ps in 2005.

Select Figures

MM Ps	4Q05	3Q05	4Q04	12M05	12M04
Direct Premiums	112.2	115.5	112.1	446.2	386.0
Technical Income	48.1	56.0	51.1	187.7	168.8
Earnings From Investments	5.4	2.5	0.5	14.1	4.9
Monetary Position	(13.7)	(6.7)	(10.2)	(26.3)	(28.4)
Net Income	40.4	66.6	72.4	191.6	240.2
Total Assets	1,146.0	1,080.7	1,193.1	1,146.0	1,193.1
Investments	959.8	929.2	1,045.7	959.8	1,045.7
Reserves	210.3	214.2	212.3	210.3	212.3
Stockholders' Equity	787.1	737.5	848.5	787.1	848.5

APENDIX
Spin-Off

Following is comparative non-audited pro-forma figures to show the effect of the spin-off in Grupo Financiero Inbursa as if the spin-off occurred on December 2004.

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of December 31, 2005

ASSETS	Dic-04	Dic-05
Cash & due from Banks	**10,558.1**	**12,847.9**
Financial Instruments	**22,245.2**	**8,507.2**
Negotiable	18,857.0	5,271.5
For Sale	2.0	0.0
Held to Maturity	3,386.2	3,235.6
Unlisted Securities	0.0	0.0
Repos & Derivatives	**1,535.2**	**4,012.9**
Repo Operations	21.9	148.9
Securities to be received in credit Operations	0.0	0.0
Derivatives	1,513.3	3,864.0
LOANS	**58,207.3**	**54,876.1**
Commercial	53,678.1	49,503.6
Interbank	861.0	1,084.8
Consumer	3,060.4	3,429.0
Housing	607.9	858.7
Federal Government	0.0	0.0
FOBAPROA/IPAB	0.0	0.0
PAST-DUE LOANS	**359.0**	**435.5**
TOTAL GROSS LOANS	**58,566.3**	**55,311.7**
Loan Loss Reserves	6,760.3	7,450.0
TOTAL NET LOANS	**51,806.1**	**47,861.6**
Receivables,Sundry Debtors & Adv. Payments	3,379.4	1,718.5
Fixed Assets (net)	689.7	852.2
Repossessed Assets	20.9	25.6
Permanent Equity Investments	8,488.5	9,578.3
Deferred Taxes (net)	0.0	0.0
Other assets,deferred charges & intangible	624.3	598.7
TOTAL ASSETS	**99,347.4**	**86,002.9**

LIABILITIES	Dic-04	Dic-05
DEPOSITS	**56,829.1**	**46,241.5**
Demand Deposits	17,748.3	24,125.3
Time Deposits	39,080.8	22,116.1
Bank Bonds	0.0	0.0
INTERBANK LOANS & OTHER	2,992.4	2,144.2
	779.2	**1,378.7**
Repo Operations	21.2	148.8
Credit related operations	0.0	0.0
Derivatives	758.0	1,229.9
OTHER ACCOUNTS PAYABLE	**6,703.1**	**3,114.8**
Income tax & Employee profit sharing	98.3	335.7
Other accounts payable	6,604.8	2,779.0
DEFERRED TAXES	928.3	980.6
DEFERRED CREDITS	1.0	0.9
TOTAL LIABILITIES	**68,233.0**	**53,860.8**
STOCKHOLDERS' EQUITY		
SUSCRIBED CAPITAL	**14,035.0**	**13,582.3**
Paid-in Capital	13,420.1	12,987.3
Share Subscription Premium	614.9	595.1
Subordinated debt	0.0	0.0
EARNED CAPITAL	**17,028.4**	**18,520.4**
Capital Reserves	2,854.6	2,762.6
Retained Earnings	19,979.0	23,943.6
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0
Valuation effects on affiliates and associated firms	(1,146.9)	(1,064.3)
Surplus (deficit) from Equity Restatement	(10,369.2)	(10,034.8)
Net Income of the period	5,711.0	2,913.4
Minority Interest	50.9	39.3
TOTAL STOCKHOLDERS´ EQUITY	**31,114.4**	**32,142.1**
LIABILITIES & STOCKHOLDERS' EQUITY	**99,347.4**	**86,002.9**

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of December 31, 2005)

TIER 1 CAPITAL		**21,276**
STOCKHOLDERS' EQUITY		23,885
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		
LESS:	INVESMENT IN SUBORDINATED DEBT	
	INVESTMENTS IN FINANCIAL INSTITUTIONS	2,225
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	65
	FINANCING GRANTED FOR THE AQUISITION OF SHARES OF THE BANK OR OTHER GROUP SUBSIDIARIES	
	EXCESS ON DEFERRED TAXES	
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	320
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	
	OTHER ASSETS	
TIER 2 CAPITAL		**181**
CAPITALIZATION INSTRUMENTS		
GENERAL PREVENTIVE RESERVES		181
SUBORDINATED DEBT		
TIER 1 & 2 CAPITAL		**21,456**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	18,423	1,474
PESO OR UDI REAL INTEREST RATE OPERATIONS	2,424	194
FOREIGN CURRENCY NOMINAL INTEREST RATE	5,477	438
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	18	1
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	1,162	93
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	637	51
TOTAL	**28,142**	**2,251**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)		32
GRUOP II (RISK WEIGHT 20 %)	661	464
GRUOP III (RISK WEIGHT 100 %)	62,506	4,557
SUB-TOTAL	**63,167**	**5,053**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1	133
TOTAL	**63,168**	**5,186**

INVESTMENT IN SECURITIES December 31, 2005 *(Constant 000´s Pesos as of December 31, 2005)*	
TRADING PORTFOLIO	**3,004,763**
Securities	254,636
Government Securities	1,392,939
Bankers´ Acceptances	1,357,188
SECURITIES HELD FOR SALE	**0**
Government Securities	0
SECURITIES HOLD TO MATURITY	**4,732,049**
Credit Link	3,036,523
Mexican Government Securities	1,695,526

REPURCHASE PORTFOLIO December 31, 2005 *(Constant 000´s Pesos as of December 31, 2005)*	
REPURCHASE AGREEMENTS	**16,805**
Cetes	0
Bondes	16,805
Bankers´ Acceptances	0
RESELL AGREEMENTS	**16,820**
Cetes	0
Bondes	16,820
Bankers´ Acceptances	0

DEFERRED TAXES December 31, 2005 *(Constant 000´s Pesos as of December 31, 2005)*	
TOTAL DEFERRED TAXES	**635,230**
Negotiable Financial Instruments	50,113
Stocks	24,236
Promotora´s good will amortization	-1,351
Sinca´s good will amortization	-7,191
UMS over price amortization	-5,087
Buy-sell portfolio over price amort.	75,663
Forwards	289,521
Swaps	209,326

LOAN PORTFOLIO
(Constant MM Pesos as of December 31, 2005)

	4Q05 PERFORMING LOANS	4Q05 NON PERFORMING LOANS
Commercial	49,410	296
Interbank	1,085	-
Consumer	3,429	87
Mortgages	859	53
Government	-	-
Fobaproa Bonds	-	-
Total	**54,783**	**436**

LOAN PORTFOLIO	4Q05
Total Loan Portfolio	55,219
Loan Loss Reserves	7,449
TOTAL LOAN PORTFOLIO (NET)	**47,770**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY

	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	33,758	1,013	14,639	**49,410**
Interbank	914	-	171	**1,085**
Consumer	2,977	452	-	**3,429**
Mortgages	853	6	-	**859**
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**38,502**	**1,471**	**14,810**	**54,783**
NON PERFORMING LOANS				
Commercial	115	-	181	**296**
Interbank	-	-	-	**0**
Consumer	87	-	-	**87**
Mortgages	53	-	-	**53**
Total Non Permorming Loans	**255**	**0**	**181**	**436**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES

Loan Loss Reserves at September 30, 2005 (constant million pesos as of December 31, 2005)	**7,460**
- Adjustment for inflation Sep - Dec ´05	104
Loan Loss Reserves at September, 2005 (million nominal pesos)	**7,356**
+ Provisions recorded during the period	149
+ Currency valuation & other	-56
Loan Loss Reserves at December 31, 2005.	**7,449**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of December 31, 2005)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**58,098**	**7,450**
Commercial Loans	**52,585**	**7,238**
Risk "A"	22,975	153
Risk "B"	23,358	2,553
Risk "C"	2,154	683
Risk "D"	167	378
Risk "E"	3,931	3,468
Except Federal Governmen	-	-
Past Due Interest	-	2
Interbank Loans	**1,085**	**8**
Risk "A"	1,058	8
Risk "B"	27	0
Risk "C"	-	-
Risk "D"	-	-
Risk "E"	-	-
Mortgages Loans	**912**	**59**
Risk "A"	668	3
Risk "B"	171	17
Risk "C"	34	13
Risk "D"	38	27
Risk "E"	-	-
Consumer Loans	**3,516**	**120**
Risk "A"	3,305	17
Risk "B"	87	9
Risk "C"	25	11
Risk "D"	55	40
Risk "E"	44	43
Aditional Reserves		**24**

MM current Ps as of December, 2005

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	48.2%	28,006	0% - 0.99%	181
B	40.7%	23,643	1% - 19.99%	2,579
C	3.8%	2,214	20% - 59.99%	707
D	0.4%	260	60% - 89.99%	445
E	6.8%	3,975	90% - 100%	3,512
Subtotal	**100%**	**58,098**		**7,424**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	Aditional estimates	26
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**58,098**	**Total Reserves**	**7,450**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING DECEMBER 31.2005. WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF DECEMBER 31, 2005. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON DECEMBER 31, 2005.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF DECEMBER 2005 FOR $1,995, $5,236, $4,194 AND $26,784 (000's Ps) THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $2,443 M Ps

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF DECEMBER 2005 FOR $16,960, $5,642, $6,187, $30,848 AND $39,544 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- PREVENTIVE RESERVES INCLUDES $19,657 THAT CORRESPONDS TO ADITIONAL RESERVES FOR OPERATIONAL RISKS.

8.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF DECEMBER 31, 2005.

DERIVATIVES INSTRUMENTS

(Constant 000´s Pesos as of December 31, 2005)

	Pesos
Hedging Derivatives	
Forwards	
Bid	-
Ask	-
Transactional Derivatives	
Forwards	
Bid	7,678,851.5
Ask	6,174,140.0
Futures	
Pesos	5,491,000.0
Dollar	1,145,407.5
TOTAL	**5,131,696.0**

MATURITY	TOTAL
1 to 7 days	-
8 days to 1 month	-
1 to 3 months	1,048,911
3 to 6 months	66,889
6 to 9 months	71,166
9 months to 1 year	938,054
1 to 2 years	-
2 to 3 years	12,179
3 to 4 years	-
4 to 5 years	-
5 to 7 years	-
7 to 9 years	-
more than 9	-
TOTAL	**2,137,199**

INTERBANK LOANS & OTHER

(Constant 000´s Pesos as of December 31, 2005)

	December 31, 2005
Pesos	1,933,289
USD*	203,910
TOTAL	**2,137,199**

BALANCE:

PESOS	Balance	Weighted
Discounts	1,933,289	
Interbanking		
	1,933,289	**7.75%**

USD*	Balance	Weighted
Loans from foreing banks	192,707	
Loans from national banks	11,203	
	203,910	**4.32%**

*** Figures in USD are expressed in Pesos**

US GAAP Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Interest Income	149.9	130.6	197.7	584.8	405.9	425.9
Interest Expense	38.2	66.7	56.2	431.9	268.3	276.2
FINANCIAL MARGIN	**111.7**	**63.9**	**141.5**	**152.9**	**137.6**	**149.7**
Loan Loss Provisions	24.5	33.8	27.0	39.5	36.2	14.0
RISK ADJUSTED NII	**87.2**	**30.1**	**114.5**	**113.4**	**101.5**	**135.7**
Premiums	134.6	165.8	155.8	169.2	185.8	184.5
Comissions & Tariffs	24.6	22.4	23.4	46.6	36.3	39.0
Market-Related Income	296.7	172.0	87.5	(37.0)	(13.3)	(37.9)
TOTAL OPERATING INCOME	**543.1**	**390.3**	**381.2**	**292.3**	**310.3**	**321.2**
Aquisiton Cost	32.2	31.6	32.8	40.4	32.0	26.7
Contrctual obligatios & other net Cost	95.3	120.3	107.8	117.9	130.9	148.1
Policies dividends	1.9	3.2	1.7	3.2	3.6	2.7
Other Insurance & Bond reserves	1.6	1.3	1.5	1.4	2.4	2.4
Administrative Expenses	48.5	57.2	50.0	68.3	70.8	79.6
OPERATING INCOME	**363.7**	**176.8**	**187.3**	**61.1**	**70.6**	**61.8**
Other Expenses (Products)	(3.8)	(12.6)	(0.0)	(0.5)	(0.1)	(0.3)
NET INCOME BEFORES TAXES	**367.5**	**189.4**	**187.4**	**61.6**	**70.7**	**62.1**
Incurred Income Tax	14.8	22.3	36.2	30.6	52.4	(30.2)
Deferred Income Tax	116.4	(22.8)	30.9	(20.0)	(16.8)	(50.0)
NET INCOME BEFORE SUBSIDIARIES	**236.2**	**189.8**	**120.4**	**51.0**	**35.1**	142.4
Participated net income from subs.	31.5	1.6	12.5	30.1	10.4	17.1
RESULTS FROM CONTINUED OPERATION	**267.7**	**191.4**	**132.9**	**81.0**	**45.5**	**159.5**
NET INCOME	**267.7**	**191.4**	**132.9**	**81.0**	**45.5**	**159.5**
MINORITY INTEREST	**24.2**	**4.5**	**3.5**	**1.8**	**1.2**	**(2.3)**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Cash & due from Banks	**715.0**	**888.3**	**696.2**	**592.8**	**1,080.9**	**1,200.0**
Financial Instruments	**4,947.3**	**5,422.4**	**4,933.9**	**4,280.1**	**3,989.3**	**3,769.8**
Negotiable	2,268.3	3,184.2	2,789.9	2,063.6	1,766.9	1,508.7
For Sale	1,099.1	829.1	698.6	736.0	741.7	730.8
Held to Maturity	1,579.8	1,409.1	1,445.4	1,480.5	1,480.6	1,530.3
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.1**	**11.3**	**13.0**	**11.6**	**11.5**	**11.6**
Repos & Derivatives	**202.9**	**175.1**	**388.4**	**447.7**	**259.1**	**252.6**
Repo Operations	1.6	1.8	3.2	16.8	3.2	14.0
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	201.3	173.2	385.1	431.0	255.9	238.6
LOANS	**3,980.4**	**4,712.3**	**4,892.7**	**5,021.1**	**4,945.0**	**4,984.8**
Commercial	3,615.8	4,330.3	4,481.4	4,576.2	4,480.8	4,479.6
Interbank	69.1	72.6	66.3	57.3	60.0	102.0
Consumer	252.4	258.1	278.2	305.3	321.6	322.4
Housing	43.2	51.3	66.7	82.3	82.6	80.7
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**20.0**	**30.3**	**33.9**	**35.8**	**40.2**	**41.0**
TOTAL GROSS LOANS	**4,000.4**	**4,742.6**	**4,926.6**	**5,056.9**	**4,985.2**	**5,025.7**
Loan Loss Reserves	531.1	570.2	596.3	645.9	681.8	700.6
TOTAL NET LOANS	**3,469.3**	**4,172.4**	**4,330.3**	**4,411.0**	**4,303.4**	**4,325.1**
Receivables,Sundry Debtors & Adv. Payments	614.4	697.2	879.9	929.1	1,017.0	712.3
Fixed Assets (net)	192.5	196.8	191.9	95.2	101.2	121.4
Repossessed Assets	1.7	1.8	1.8	1.8	2.4	2.4
Permanent Equity Investments	367.1	305.5	416.8	301.0	306.1	330.7
Deferred Taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	239.7	246.3	255.7	250.5	244.0	243.6
TOTAL ASSETS	**10,761.1**	**12,117.0**	**12,107.8**	**11,320.8**	**11,314.9**	**10,969.6**

LIABILITIES	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
DEPOSITS	**3,980.2**	**4,788.9**	**4,600.8**	**4,717.2**	**4,020.4**	**4,290.7**
Demand Deposits	1,259.4	1,492.7	1,844.2	1,864.7	2,035.0	2,211.0
Time Deposits	95.6	76.7	95.5	108.0	94.5	154.2
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN´ s	2,625.2	3,219.5	2,661.1	2,744.5	1,890.9	1,925.5
Contingency claim & Premium Reserves	**1,692.1**	**1,786.5**	**1,803.3**	**1,888.0**	**1,883.6**	**2,073.0**
INTERBANK LOANS & OTHER	71.3	252.3	228.1	80.1	270.8	172.8
REPO & DERIVATIVES OPERATIONS	**79.4**	**65.7**	**88.6**	**110.9**	**94.4**	**9.1**
Repo Operations	1.0	1.8	2.5	15.8	3.2	9.1
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	78.4	63.9	86.1	95.1	91.2	0.0
OTHER ACCOUNTS PAYABLE	**921.0**	**1,006.8**	**925.9**	**870.9**	**1,372.0**	**568.2**
Income tax & Employee profit sharing	44.5	47.2	69.7	82.5	123.4	69.1
Other accounts payable	876.5	959.7	856.2	788.4	1,248.6	499.1
DEFERRED TAXES	726.5	717.3	749.3	656.6	659.2	620.1
DEFERRED CREDITS	0.1	0.1	0.0	0.0	0.1	0.1
TOTAL LIABILITIES	**7,470.5**	**8,617.6**	**8,396.2**	**8,323.7**	**8,300.5**	**7,734.0**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**1,008.7**	**1,008.7**	**1,008.7**	**963.9**	**963.9**	**963.9**
Paid-in Capital	1,008.7	1,008.7	1,008.7	963.9	963.9	963.9
EARNED CAPITAL	**2,187.5**	**2,388.1**	**2,597.2**	**2,017.2**	**2,033.5**	**2,256.1**
Retained Earnings	2,401.2	2,244.3	2,630.8	1,919.9	1,903.4	1,932.8
Adjusments for changes in Accounting Principles	(457.3)	(493.5)	(163.0)	(116.6)	(129.4)	(91.6)
Net Income of the period	243.6	637.3	129.4	213.9	259.4	414.9
Minority Interest	94.4	102.5	105.7	16.0	17.0	15.6
TOTAL STOCKHOLDERS´ EQUITY	**3,290.6**	**3,499.3**	**3,711.7**	**2,997.1**	**3,014.4**	**3,235.6**
LIABILITIES & STOCKHOLDERS' EQUITY	**10,761.1**	**12,117.0**	**12,107.8**	**11,320.8**	**11,314.9**	**10,969.6**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Interest Income	112.2	126.1	156.5	342.1	267.0	260.7
Interest Expense	34.6	53.3	55.6	225.4	141.6	146.1
Financial Margin	**77.6**	**72.8**	**100.9**	**116.6**	**125.4**	**114.6**
Loan Loss Provisions	24.5	33.8	27.0	39.4	36.3	14.0
Risk Adjusted Net Interest Income	**53.0**	**39.0**	**73.9**	**77.3**	**89.1**	**100.6**
Comissions and Fees	18.2	11.5	17.9	40.6	28.5	17.3
Market-Related Income	4.6	57.7	39.8	(58.3)	(80.5)	(43.7)
Operating Revenues	**75.8**	**108.2**	**131.6**	**59.6**	**37.1**	**74.2**
Non-Interest Expense	28.6	30.6	30.2	53.1	45.6	41.0
Operating Income	**47.2**	**77.6**	**101.4**	**6.5**	**(8.6)**	**33.2**
Other Income (Expenses)	(0.3)	0.0	0.0	0.2	(0.2)	0.0
Earnings Before Taxes	**46.9**	**77.6**	**101.4**	**6.7**	**(8.7)**	**33.2**
Incurred Income Tax & Profit Sharing	2.4	1.3	21.7	30.8	24.4	(43.9)
Deferred Income Tax	18.0	(2.9)	20.8	(26.1)	(0.6)	(28.3)
Net Income before Subsidiaries' Net Income	**26.5**	**79.2**	**58.9**	**2.0**	**(32.5)**	**105.4**
Subsidiaries' Net Income	18.6	4.3	10.4	26.5	7.2	14.4
Continous Operations' Net Income	**45.1**	**83.5**	**69.3**	**28.6**	**(25.3)**	**119.8**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.3)	(0.1)	(0.3)	(0.0)	(0.0)	0.2
Net Income	**44.8**	**83.4**	**69.0**	**28.5**	**(25.3)**	**120.0**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Cash & Due From Banks	**561.5**	**890.5**	**712.9**	**602.1**	**1,091.6**	**1,208.1**
Financial Instruments	**1,713.1**	**1,762.6**	**1,301.2**	**1,294.4**	**912.4**	**643.6**
Negotiable	1,191.9	1,476.8	989.9	979.8	608.4	339.3
For Sale	*0.2*	*0.2*	*0.2*	*0.2*	*0.2*	*0.0*
Held to Maturity	521.0	285.6	311.1	314.4	303.9	304.3
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**149.7**	**128.5**	**323.4**	**440.4**	**258.8**	**247.7**
Repo Operations	1.0	0.9	1.6	8.2	0.0	4.9
Derivatives	148.7	127.6	321.9	432.2	258.8	242.8
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**4,182.9**	**4,915.2**	**5,118.9**	**5,164.2**	**5,085.1**	**5,185.7**
Commercial	3,818.3	4,533.2	4,707.7	4,719.3	4,620.9	4,680.5
Interbank	69.1	72.6	66.3	57.3	60.0	102.0
Consumer	252.4	258.1	278.2	305.3	321.6	322.4
Housing	43.2	51.3	66.7	82.3	82.6	80.7
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**20.0**	**30.3**	**33.4**	**35.8**	**40.2**	**41.0**
Total Gross Loans	**4,203.0**	**4,945.5**	**5,152.3**	**5,200.0**	**5,125.3**	**5,226.7**
Preventive Provision for Credit Risks	**531.1**	**570.2**	**596.3**	**645.8**	**681.7**	**700.6**
Total Net Loans	**3,671.8**	**4,375.3**	**4,556.0**	**4,554.2**	**4,443.6**	**4,526.1**
Receivables & Sundry Debtors	*214.6*	*286.7*	*502.2*	*548.6*	*655.5*	*159.1*
Fixed Assets (net)	33.5	34.6	33.7	34.3	33.7	36.7
Repossessed Property	1.7	1.8	1.8	1.8	2.4	2.4
Permanent Equity Investments	311.7	244.6	345.3	250.5	254.2	274.7
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	46.5	46.2	45.3	71.7	51.0	46.6
TOTAL ASSETS	**6,704.1**	**7,770.8**	**7,821.8**	**7,797.9**	**7,703.1**	**7,145.0**

LIABILITIES	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Deposits	**3,991.0**	**4,793.7**	**4,608.9**	**4,729.7**	**4,030.2**	**4,349.7**
Demand Deposits	1,270.2	1,497.4	1,852.3	1,877.1	2,044.4	2,269.5
Time Deposits	95.6	76.7	95.5	108.1	94.9	154.2
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN´s	2,625.2	3,219.5	2,661.1	2,744.5	1,890.9	1,926.0
Interbank Loans & Other	268.1	252.4	227.4	217.8	398.9	201.1
Repo Operations	0.2	0.6	0.8	7.1	0.0	0.0
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	78.4	63.9	86.1	95.1	91.9	0.0
Other Accounts Payable	306.7	553.1	600.5	479.1	922.8	256.8
Income Tax & Employee Profit Sharing	6.4	5.9	21.5	50.4	73.1	25.9
Deferred Taxes	267.2	270.0	289.7	273.6	272.7	248.3
Deferred Credits	0.1	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**4,918.0**	**5,939.6**	**5,834.9**	**5,852.8**	**5,789.7**	**5,081.9**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**799.0**	**844.2**	**999.7**	**957.9**	**926.2**	**1,076.0**
Capital Reserves	231.1	231.1	231.1	242.8	242.8	242.8
Retained Earnings	1,200.4	1,216.7	1,216.7	1,126.0	1,126.0	1,126.0
Adjustment for Changes on Accounting Principles	(757.4)	(812.1)	(521.6)	(511.6)	(518.0)	(488.9)
Net income of the period	120.9	204.3	69.0	97.5	72.2	192.2
Minority Interest	4.0	4.3	4.5	3.1	3.2	3.8
Total Stockholders´ Equity	**1,786.1**	**1,831.3**	**1,986.8**	**1,945.1**	**1,913.3**	**2,063.1**
LIABILITIES & STOCKHOLDERS´ EQUITY	**6,704.1**	**7,770.8**	**7,821.8**	**7,797.9**	**7,703.1**	**7,145.0**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Revenue	**148.1**	**192.8**	**166.9**	**168.2**	**195.6**	**198.2**
Premiums	135.5	169.9	147.4	155.0	173.2	180.2
Investments Net.	12.7	22.9	19.4	13.2	22.4	17.9
Expenses and Claims	**125.1**	**160.1**	**140.9**	**152.4**	**164.0**	**177.8**
Claims and Other Contractual Obligations	76.5	100.1	87.4	96.3	109.3	123.4
Acquisition Cost	31.9	31.5	32.6	39.4	31.9	27.0
Policies Dividends	1.9	3.2	1.7	3.2	3.6	2.7
Other Reserves Increase	(0.0)	(0.4)	0.0	0.0	0.0	0.0
Operating Expenses	15.0	25.7	19.3	13.5	19.3	24.7
Income Before Subsidiaries Results	**23.0**	**32.7**	**25.9**	**15.8**	**31.6**	**20.4**
Subsidiaries Result	5.1	0.9	0.8	0.9	0.2	(0.6)
Income Before Taxes	**28.1**	**33.6**	**26.7**	**16.7**	**31.8**	**19.8**
Income tax	3.1	4.7	5.4	(3.2)	5.5	10.1
Deferred Income tax	9.9	(7.1)	(1.2)	1.0	2.2	(7.1)
Net income	**15.0**	**36.1**	**22.5**	**18.9**	**24.1**	**16.8**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Investments	**991.5**	**1,228.2**	**1,275.5**	**1,318.3**	**1,352.1**	**1,330.6**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**500.2**	**650.2**	**682.9**	**718.9**	**746.1**	**728.5**
Fixed Income	500.2	650.2	682.9	718.7	746.1	728.5
Equity	0.0	0.0	0.0	0.1	0.0	0.0
Investements for Sale	**415.4**	**505.3**	**513.8**	**525.4**	**527.6**	**521.5**
Fixed Income	232.6	320.7	332.0	341.4	337.4	317.8
Equity	182.7	184.6	181.8	184.0	190.2	203.7
Held to Maturity Investments	0.3	0.0	0.0	0.0	0.0	0.0
Investments on Real Estate for Leasing	11.1	11.3	11.2	11.6	11.5	11.6
Investments on Subsidiaries	19.9	21.6	22.4	11.2	11.3	10.9
Loans on policies	44.6	39.9	45.3	51.2	55.6	58.1
Cash	162.9	1.5	(10.3)	(3.0)	(2.0)	48.3
Interest Debtors	2.7	8.1	4.4	2.6	2.1	0.9
Premium debtors & Receivable	153.6	193.3	178.2	167.9	164.9	224.1
Reinsurers and receivable	**85.4**	**89.4**	**79.5**	**71.9**	**62.2**	**179.2**
Benefitts and claims	50.7	41.1	38.8	31.6	28.5	122.7
Policies reserves	34.7	48.3	40.7	40.3	33.8	56.5
Deferred Aquisition cost	57.4	60.8	62.1	63.5	63.4	68.3
Fixed Assets, net	40.4	42.1	41.5	43.4	43.6	48.4
Other assets	60.9	68.5	81.6	85.8	91.1	89.5
Total assets	**1,554.7**	**1,691.9**	**1,712.5**	**1,750.3**	**1,777.4**	**1,989.2**

LIABILITIES	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Technical reserves	**737.7**	**791.0**	**800.7**	**839.4**	**821.5**	**973.4**
Unearned premium reserve, claims pending for paid, life & health	320.8	357.3	379.2	405.7	397.6	400.6
Pending claims reserve, accidents & casualties and health	154.7	142.0	132.0	136.2	128.9	220.7
Other insurances fund	60.6	64.2	67.1	69.5	70.9	73.5
Unearned premiums reserve of accident & casualty, and health	201.5	227.5	222.4	228.0	224.1	278.7
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**29.0**	**34.1**	**22.1**	**28.1**	**29.5**	**57.4**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	28.9	34.0	22.0	28.0	29.4	57.4
Deferred taxes	249.4	247.4	245.7	258.2	267.0	263.8
Income tax & profit sharing	2.3	14.6	21.8	7.6	14.3	16.1
Value Added Tax	19.9	24.5	23.5	22.9	22.5	29.3
Other labilities	80.8	93.6	90.4	98.6	102.2	105.3
Total liabilities	**1,118.9**	**1,205.3**	**1,204.3**	**1,254.7**	**1,257.0**	**1,445.3**
STOCKHOLDERS´ EQUITY						
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	71.5	79.5	76.9	87.0	88.3	91.4
Net Income	49.0	85.1	22.5	41.4	65.5	82.3
Retained earnings	297.8	305.6	381.9	332.2	329.0	342.9
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	19.1	18.0	28.6	36.4	38.9	28.6
Gain on valuation of real estate	58.9	58.9	58.9	59.3	59.3	59.3
Total stockholders equity	**435.8**	**486.5**	**508.2**	**495.6**	**520.4**	**543.9**
Total liabilities and stockholders equity	**1,554.7**	**1,691.9**	**1,712.5**	**1,750.3**	**1,777.4**	**1,989.2**

PENSIONES INBURSA
Income Statement
(MM USD)

	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Revenue	**278.0**	**56.7**	**58.3**	**34.9**	**45.0**	**3.3**
Premiums	(6.5)	(13.5)	0.7	5.3	2.1	(6.0)
Investments Net.	284.5	70.2	57.6	29.6	42.9	9.3
Expenses and Claims	**14.4**	**14.5**	**13.7**	**15.7**	**21.3**	**24.0**
Claims and Other Contractual Obligations	15.4	15.4	16.1	17.0	17.3	18.0
Acquisition Cost	0.2	0.6	0.6	1.0	1.4	1.5
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	1.6	1.7	1.5	1.4	2.4	2.4
Operating Expenses	(2.7)	(3.3)	(4.5)	(3.7)	0.3	2.1
Income Before Taxes	**263.5**	**42.2**	**44.6**	**19.2**	**23.7**	**(20.7)**
Income tax	8.6	5.9	4.5	(1.2)	17.6	(1.4)
Deferred Income tax	87.5	(14.6)	11.3	0.3	(15.1)	(14.4)
Net income	**167.5**	**50.9**	**28.8**	**20.2**	**21.2**	**(4.9)**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Investments	**2,201.0**	**2,361.5**	**2,309.9**	**1,538.3**	**1,602.6**	**1,641.5**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**476.2**	**914.4**	**970.1**	**208.6**	**238.0**	**239.1**
Fixed Income	9.3	294.2	337.3	43.5	73.1	71.6
Equity	466.9	620.2	632.7	165.1	164.8	167.6
Investements for Sale	**462.3**	**126.1**	**141.2**	**163.5**	**188.4**	**177.6**
Fixed Income	329.0	124.6	139.7	161.9	186.4	175.1
Equity	133.3	1.5	1.4	1.6	2.0	2.4
Held to Maturity Investments	1,058.5	1,123.5	1,134.2	1,166.1	1,176.8	1,226.1
Derivatives	52.6	45.6	63.3	(1.3)	(2.1)	(4.2)
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	0.1	0.6	1.2	1.3	1.6	3.0
Guarantee investments	151.2	151.2	0.0	0.0	0.0	0.0
Cash	(0.0)	0.4	0.3	5.5	0.5	0.9
Interest Debtors	64.1	28.9	16.4	28.6	19.0	32.3
Premium debtors & Receivable	31.8	32.2	34.0	35.6	33.9	31.7
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	105.0	105.9	104.4	3.3	3.4	3.6
Other assets	53.9	59.3	66.9	12.8	17.4	21.5
Total assets	**2,455.7**	**2,588.2**	**2,531.9**	**1,624.2**	**1,676.8**	**1,731.4**

LIABILITIES	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Technical reserves	**951.6**	**992.9**	**998.8**	**1,044.6**	**1,057.4**	**1,094.1**
Unearned premium reserve, claims pending for paid, life & health	926.6	966.7	972.7	1,017.0	1,029.7	1,065.3
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.1	0.2	0.0	0.4	0.1	0.2
Unearned premiums reserve of accident & casualty, and health	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	24.9	26.0	26.1	27.3	27.6	28.5
Reinsurances payable	***0.0***	***0.0***	***0.0***	***0.0***	***0.0***	***0.0***
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	203.8	194.6	205.2	114.0	107.4	94.2
Income tax & profit sharing	8.7	12.3	14.2	6.2	15.3	14.1
Value Added Tax	0.0	(3.0)	(3.0)	(0.3)	(0.8)	(1.1)
Other labilities	426.8	437.4	333.6	147.5	158.3	182.2
Total liabilities	**1,591.0**	**1,634.1**	**1,548.8**	**1,312.1**	**1,337.6**	**1,383.4**
STOCKHOLDERS´ EQUITY						
Paid in capital	438.4	438.4	438.4	115.0	115.0	115.0
Other reserves	4.3	4.2	3.6	2.3	3.3	2.1
Net Income	225.3	276.2	28.8	49.0	70.2	65.3
Retained earnings	198.2	210.8	486.9	192.9	199.9	214.3
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(91.7)	(73.7)	(75.8)	(59.9)	(62.9)	(60.5)
Minority Interest	90.3	98.2	101.2	12.8	13.8	11.8
Total stockholders equity	**864.7**	**954.1**	**983.1**	**312.1**	**339.2**	**348.0**
Total liabilities and stockholders equity	**2,455.7**	**2,588.2**	**2,531.9**	**1,624.2**	**1,676.8**	**1,731.4**

OPERADORA INBURSA

Income Statement

US GAAP

(MM USD)

	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Earnings from Investment Sales	0.0	0.1	0.2	0.1	0.1	0.1
Asset Management Income	4.2	4.4	4.6	4.8	5.2	5.5
Earnings form Interest	0.1	0.2	0.2	0.4	0.1	0.3
Unrealized Gain on Portfolio Valuation	0.0	(0.0)	0.0	0.0	0.0	0.0
Total Earnings	**4.3**	**4.7**	**5.0**	**5.4**	**5.4**	**5.9**
General Expenses	0.2	1.1	0.2	0.2	0.2	0.2
Total expenses	**0.2**	**1.1**	**0.2**	**0.2**	**0.2**	**0.2**
Earnings Before Taxes	**4.1**	**3.6**	**4.8**	**5.2**	**5.2**	**5.7**
Incurred Income Tax & Profit Sharing	1.3	1.1	1.3	1.4	1.5	1.6
Defferred Income Tax	0.5	0.5	0.1	0.8	0.6	0.9
Net Income Before Deferred Accounts	**2.3**	**2.0**	**3.3**	**3.0**	**3.1**	**3.2**
Earnings from subsidiaries	1.8	2.6	0.4	2.4	2.1	3.8
Unadjusted for monetary position result	**4.0**	**4.6**	**3.7**	**5.3**	**5.2**	**7.0**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**4.0**	**4.6**	**3.7**	**5.3**	**5.2**	**7.0**

OPERADORA INBURSA

Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	7.5	10.6	10.5	6.2	9.9	7.1
Sundry Debtors	1.4	1.5	1.5	3.9	1.7	1.9
Permanent investments	31.3	35.0	34.9	39.1	41.2	45.6
Receivable Taxes	4.4	0.4	0.4	0.0	3.6	0.0
TOTAL ASSETS	**44.7**	**47.6**	**47.4**	**49.1**	**56.3**	**54.6**
LIABILITIES						
Sundry Creditors	0.0	0.0	0.0	0.0	0.0	0.0
Payable Taxes	4.0	0.4	0.4	3.1	4.6	1.2
Deferred Income Tax	3.1	3.6	3.6	4.7	5.3	6.4
TOTAL LIABILITIES	**7.1**	**4.0**	**4.0**	**7.9**	**10.0**	**7.6**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	50.8	50.8	51.2	51.2	51.2	31.3
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	11.9	16.5	3.7	9.0	14.2	21.1
Forex effect on Stockholders´equity	(26.7)	(25.4)	(13.0)	(20.5)	(20.6)	(7.0)
TOTAL STOCKHOLDERS´ EQUITY	**37.6**	**43.5**	**43.4**	**41.3**	**46.4**	**47.0**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**44.7**	**47.6**	**47.4**	**49.1**	**56.3**	**54.6**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Revenue	**12.2**	**3.4**	**8.4**	**10.8**	**12.7**	**11.7**
Premiums	5.9	9.7	8.3	9.4	10.9	10.6
Investments Net.	0.4	(0.0)	0.2	0.4	0.2	0.5
Earnings (losses) realized on investments	6.0	(6.3)	(0.0)	1.0	1.5	0.6
Benefitts, Expenses and Claims	**4.5**	**(2.0)**	**4.5**	**5.1**	**3.6**	**5.4**
Benefitts, Claims and Adjustments	3.8	4.7	4.3	4.6	4.3	6.7
Acquisition Cost	0.1	(0.5)	(0.4)	0.0	(1.2)	(1.8)
Operating Expenses	0.6	(6.2)	0.6	0.5	0.5	0.6
Income Before Taxes	**7.7**	**5.4**	**3.9**	**5.7**	**9.1**	**6.3**
Income tax	1.4	2.2	1.8	1.4	1.7	2.6
Deferred Income tax	0.0	0.3	(0.2)	3.5	(4.6)	(1.8)
Net income	**6.3**	**3.0**	**2.4**	**0.8**	**12.1**	**5.5**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Investments	**74.7**	**81.0**	**84.2**	**94.5**	**77.7**	**83.4**
Negotiable Investments	**(0.5)**	**29.2**	**34.6**	**40.9**	**45.5**	**45.3**
Fixed Income	(0.6)	29.2	34.6	40.9	45.5	45.3
Equity	0.1	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**70.1**	**46.3**	**43.5**	**46.9**	**25.5**	**32.1**
Fixed Income	23.8	19.7	21.8	21.8	14.0	4.1
Equity	46.3	26.6	21.7	25.0	11.5	28.0
Loans on policies	5.2	5.6	6.1	6.8	6.7	6.0
Cash	0.5	0.2	0.4	0.3	0.1	0.3
Premium debtors & Receivable	4.0	6.5	7.3	8.4	8.4	9.9
Reinsurers and receivable	**6.0**	**3.5**	**3.5**	**4.1**	**4.9**	**5.7**
Benefitts and claims	2.6	0.0	0.0	0.0	0.0	0.0
Policies reserves	3.4	3.5	3.5	4.1	4.9	5.7
Deferred Aquisition cost	(1.0)	(1.5)	(1.5)	(2.0)	(1.4)	(1.5)
Fixed Assets, net	1.9	1.9	1.8	1.8	1.9	1.9
Other assets	5.2	5.5	2.4	(0.4)	0.3	2.2
Total assets	**91.2**	**97.0**	**98.1**	**106.8**	**91.9**	**101.9**

LIABILITIES	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Technical reserves	**2.8**	**2.6**	**3.8**	**4.0**	**4.7**	**5.5**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	2.7	2.5	3.7	3.9	4.6	5.4
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**1.6**	**0.9**	**1.4**	**1.7**	**1.1**	**0.7**
Retained deposits	0.5	0.6	0.6	0.5	0.5	0.5
Reinsurance premiums and payable	1.2	0.4	0.8	1.2	0.6	0.1
Income tax & profit sharing	9.1	7.0	1.3	9.4	7.9	6.6
Value Added Tax	0.9	1.2	3.3	1.6	1.7	1.7
Other labilities	6.9	7.5	7.3	4.9	6.4	9.3
Total liabilities	**21.5**	**19.2**	**17.1**	**21.5**	**21.9**	**23.8**
STOCKHOLDERS´ EQUITY						
Paid in capital	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	6.6	7.2	7.2	13.4	7.1	7.1
Net Income	14.8	17.7	2.4	3.2	15.2	20.7
Retained earnings	38.1	42.6	61.1	58.5	38.0	40.6
Acummulated Deferred Taxes	(3.4)	(3.5)	(3.5)	(3.6)	(3.6)	(3.7)
Others	2.7	2.8	2.8	2.8	2.3	2.3
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**69.8**	**77.8**	**81.0**	**85.2**	**70.0**	**78.1**
Total liabilities and stockholders equity	**91.2**	**97.0**	**98.1**	**106.8**	**91.9**	**101.9**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	(0.0)
Earnings from mutual funds operations	0.0	0.0	0.0	0.0	0.0	0.0
Interest Income	0.3	(0.1)	0.0	(0.1)	0.1	0.6
Comissions	8.8	12.9	6.9	7.2	9.6	25.4
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	2.7	6.3	2.1	4.9	4.7	5.3
Subsidiaries' Net Income	0.2	0.2	0.2	0.2	0.4	0.2
Other Income	0.1	0.4	0.0	0.0	0.0	0.1
Total Earnings	**12.1**	**19.7**	**9.3**	**12.2**	**14.9**	**31.5**
Interest expenses	(0.0)	0.0	0.0	0.0	0.0	0.4
Comissions and Fees	1.1	1.7	0.9	0.9	1.5	3.2
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.0	0.0	0.0	0.0	0.0	0.0
General Expenses	3.3	6.6	4.0	4.3	4.6	4.1
Contingency Fund	0.0	0.0	0.1	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.1	0.1	0.1	0.1	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	1.5	1.3	1.2	1.2	1.6	5.9
Incurred Employee Profit Sharing	0.0	(0.0)	0.0	0.0	1.3	(1.3)
Deferred taxes & Employee profit sharing	0.4	1.2	0.1	0.6	(0.6)	2.0
Total Expenses	**6.5**	**11.0**	**6.4**	**7.2**	**8.5**	**14.4**
NET INCOME	**5.7**	**8.7**	**3.0**	**5.1**	**6.4**	**17.1**

INVERSORA BURSATIL

Balance Sheet

US GAAP

(MM USD)

ASSETS	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Cash & Banks	0.0	0.0	0.2	0.0	0.0	0.0
Financial Instruments	**90.4**	**99.8**	**99.1**	**105.6**	**114.4**	**133.3**
Negotiable	90.4	99.8	99.1	105.6	114.4	133.3
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	0.6	0.9	1.7	8.5	2.5	9.1
Other accounts receivable	0.7	0.6	0.2	0.3	0.3	0.5
Fixed assets,net	2.2	2.5	2.4	2.4	2.3	2.4
Permanent equity investments	4.1	4.2	4.4	4.6	3.8	3.8
Other Assets	13.0	7.3	8.2	12.2	13.3	10.4
TOTAL ASSETS	**111.1**	**115.3**	**116.2**	**133.5**	**136.6**	**159.6**
LIABILITIES						
Repo Operations	0.8	1.2	1.8	8.7	2.5	9.1
Other Account Payable	**16.6**	**9.8**	**7.4**	**8.9**	**11.2**	**7.7**
Income Tax & Employee profit sharing provision	13.5	6.6	4.3	5.5	7.4	4.4
Sundry creditors & other accounts payable	3.1	3.2	3.1	3.4	3.8	3.3
Deferred taxes	4.0	5.3	5.1	6.0	6.7	7.5
Total Liabilities	**21.3**	**16.3**	**14.3**	**23.6**	**20.4**	**24.3**
STOCKHOLDERS´ EQUITY						
Paid-in capital	25.0	25.0	25.0	31.8	31.8	31.8
Earned Capital	64.8	74.0	76.9	78.1	84.4	103.5
Capital reserves	7.8	7.8	7.8	9.3	9.3	9.3
Retained earnings	27.6	27.6	63.6	54.3	54.3	54.3
Net icome	27.3	36.0	3.0	8.0	14.5	31.5
Forex effect on Stockholders´equity	2.1	2.6	2.6	6.4	6.2	8.3
Total Stockholders' Equity	**89.8**	**99.0**	**101.9**	**109.9**	**116.2**	**135.4**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**111.1**	**115.3**	**116.2**	**133.5**	**136.6**	**159.6**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of December 31, 2005

(MM Ps.)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	Acumulated Jan-Dec 2005	Acumulated Jan-Dec 2004
Interest Income	2,952.7	3,165.5	3,902.2	4,403.4	4,257.9	4,422.1	16,985.6	11,143.1
Interest Expense	(2,122.2)	(2,815.6)	(3,012.7)	(3,417.1)	(3,454.3)	(3,273.1)	(13,157.2)	(8,400.0)
Monetary Position	(263.6)	(444.4)	(135.3)	(54.2)	(130.2)	(320.7)	(640.4)	(1,036.1)
FINANCIAL MARGIN	**566.8**	**(94.5)**	**754.2**	**932.1**	**673.4**	**828.4**	**3,188.0**	**1,707.1**
Loan Loss Provisions	291.8	393.7	309.6	437.4	394.5	147.3	1,288.8	1,319.2
RISK ADJUSTED NII	**275.0**	**(488.3)**	**444.6**	**494.7**	**278.8**	**681.1**	**1,899.2**	**387.9**
Comissions & Tariffs	360.0	525.9	389.1	283.3	420.7	557.0	1,650.0	1,686.0
Market-Related Income	160.0	1,039.9	695.6	(247.3)	(279.3)	(339.4)	(170.3)	1,985.8
TOTAL OPERATING INCOME	**795.0**	**1,077.6**	**1,529.3**	**530.6**	**420.3**	**898.7**	**3,378.9**	**4,059.7**
Administrative Expenses	429.4	542.9	448.5	471.7	589.3	616.6	2,126.0	1,786.6
OPERATING INCOME	**365.6**	**534.6**	**1,080.8**	**59.0**	**(169.0)**	**282.1**	**1,252.9**	**2,273.2**
Other Expenses (Products)	(26.2)	(34.6)	(23.9)	(93.7)	(39.2)	(29.1)	(185.9)	(51.6)
NET INCOME BEFORES TAXES	**391.8**	**569.2**	**1,104.7**	**152.7**	**(129.8)**	**311.2**	**1,438.8**	**2,324.8**
Income Tax & Employee profit sharing	50.7	34.1	270.0	360.3	274.0	(413.5)	490.8	266.8
Deferred Taxes	135.2	204.4	108.7	(246.6)	(300.9)	572.2	133.4	632.9
NET INCOME BEFORE SUBSIDIARIES	**205.9**	**330.8**	**726.0**	**39.1**	**(102.9)**	**152.5**	**814.7**	**1,425.2**
Participated net income from subs.	2,029.9	1,032.9	629.5	696.9	537.6	206.7	2,070.6	4,037.3
RESULTS FROM CONTINUED OPERATION	**2,235.8**	**1,363.7**	**1,355.4**	**735.9**	**434.7**	**359.3**	**2,885.3**	**5,462.5**
Extraordinary Income	0.0	93.4	0.0	0.0	0.0	28.3	28.3	93.4
NET INCOME	**2,235.8**	**1,457.1**	**1,355.4**	**735.9**	**434.7**	**387.6**	**2,913.6**	**5,555.9**
MINORITARY INTEREST	**2.0**	**0.7**	**2.8**	**0.2**	**(0.0)**	**(2.7)**	**0.3**	**6.3**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of December 31, 2005

ASSETS	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Cash & due from Banks	**6,723.9**	**10,259.6**	**8,173.4**	**6,648.7**	**11,965.6**	**12,847.9**
Financial Instruments	**21,720.4**	**21,616.5**	**16,230.9**	**15,575.7**	**11,416.7**	**8,507.2**
Negotiable	15,479.1	18,324.0	12,663.2	12,101.0	8,083.5	5,271.5
For Sale	1.9	1.9	1.9	1.9	1.9	0.0
Held to Maturity	6,239.4	3,290.5	3,565.7	3,472.9	3,331.3	3,235.6
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**1,799.5**	**1,491.8**	**3,738.6**	**4,959.4**	**2,864.0**	**4,015.4**
Repo Operations	19.3	21.3	49.8	185.0	35.2	151.3
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,780.1	1,470.6	3,688.8	4,774.4	2,828.8	3,864.0
LOANS	**50,023.3**	**56,562.1**	**58,600.8**	**56,992.7**	**55,616.7**	**54,876.1**
Commercial	45,656.7	52,160.8	53,887.4	52,078.5	50,528.3	49,503.6
Interbank	827.4	836.7	760.1	632.6	657.7	1,084.8
Consumer	3,022.4	2,973.9	3,188.6	3,372.2	3,525.7	3,429.0
Housing	516.7	590.7	764.7	909.5	905.0	858.7
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**240.1**	**348.9**	**388.4**	**396.0**	**440.7**	**435.5**
TOTAL GROSS LOANS	**50,263.4**	**56,910.9**	**58,989.2**	**57,388.7**	**56,057.4**	**55,311.7**
Loan Loss Reserves	6,360.4	6,569.2	6,833.8	7,135.0	7,473.3	7,450.0
TOTAL NET LOANS	**43,903.0**	**50,341.7**	**52,155.5**	**50,253.7**	**48,584.1**	**47,861.6**
Receivables,Sundry Debtors & Adv. Payments	2,597.7	3,283.9	5,778.2	6,084.4	7,210.0	1,718.5
Fixed Assets (net)	664.7	670.2	652.6	641.1	702.4	852.2
Repossessed Assets	20.7	20.3	20.2	20.2	25.8	25.6
Permanent Equity Investments	16,143.3	17,205.2	17,844.4	8,888.6	9,395.7	9,578.3
Deferred Taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	746.4	606.7	617.4	925.2	724.1	598.7
TOTAL ASSETS	**94,319.6**	**105,496.0**	**105,211.0**	**93,997.1**	**92,888.4**	**86,005.4**

LIABILITIES	Sep-04	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
DEPOSITS	**47,780.6**	**55,222.8**	**52,810.3**	**52,238.3**	**44,172.9**	**46,241.5**
Demand Deposits	15,198.7	17,246.6	21,219.3	20,729.8	22,408.7	24,125.3
Time Deposits	32,581.9	37,976.2	31,591.0	31,508.4	21,764.2	22,116.1
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	3,210.5	2,907.8	2,614.2	2,413.7	4,378.8	2,144.2
	950.9	**757.2**	**1,016.0**	**1,225.0**	**1,034.8**	**1,381.2**
Repo Operations	11.6	20.6	29.1	174.9	35.5	151.3
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	939.3	736.6	986.9	1,050.1	999.3	1,229.9
OTHER ACCOUNTS PAYABLE	**4,028.4**	**6,513.6**	**7,250.7**	**5,991.3**	**11,106.4**	**3,114.8**
Income tax & Employee profit sharing	307.1	95.5	325.0	647.9	932.6	335.7
Other accounts payable	3,721.3	6,418.1	6,925.7	5,343.4	10,173.8	2,779.0
DEFERRED TAXES	780.1	902.0	984.5	750.9	443.6	980.6
DEFERRED CREDITS	1.1	1.0	0.9	0.9	0.9	0.9
TOTAL LIABILITIES	**56,751.6**	**66,304.4**	**64,676.7**	**62,620.1**	**61,137.4**	**53,863.2**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**14,313.5**	**14,376.2**	**14,350.2**	**13,643.7**	**13,605.0**	**13,582.3**
Paid-in Capital	13,399.2	13,457.9	13,433.5	13,045.9	13,009.0	12,987.3
Share Subscription Premium	914.3	918.4	916.7	597.8	596.1	595.1
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**23,205.9**	**24,765.8**	**26,131.9**	**17,699.4**	**18,112.1**	**18,520.4**
Capital Reserves	3,348.3	3,363.0	3,356.9	2,775.0	2,767.2	2,762.6
Retained Earnings	32,182.5	32,323.5	37,804.6	24,051.7	23,983.6	23,943.6
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(999.3)	(983.8)	(923.8)	(1,135.6)	(1,110.2)	(1,064.3)
Surplus (deficit) from Equity Restatement	(15,418.9)	(15,486.4)	(15,458.4)	(10,080.1)	(10,051.6)	(10,034.8)
Net Income of the period	4,093.2	5,549.6	1,352.6	2,088.4	2,523.1	2,913.4
Minority Interest	48.6	49.5	52.2	33.9	33.8	39.3
TOTAL STOCKHOLDERS´ EQUITY	**37,568.0**	**39,191.6**	**40,534.3**	**31,377.0**	**31,751.0**	**32,142.1**
LIABILITIES & STOCKHOLDERS' EQUITY	**94,319.6**	**105,496.0**	**105,211.0**	**93,997.1**	**92,888.4**	**86,005.4**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of December, 2005

CUSTOMER POSITION ACCOUNTS	Dic-05	COMPANY POSITION ACCOUNTS	Dic-05
CUSTOMER CURRENT ACCOUNTS	**(123.2)**	**REGISTRY ACCOUNTS**	**989,312.4**
Customer bank balances	0.6	Guarantees granted	
Custumer transaction liquidations	(123.8)	Assets under trust	197,390.3
Client loans	0.0	Assets under custody or administration	787,312.4
		Irrevocable lines of credit granted	2,803.8
CUSTOMER SECURITIES	**965,745.7**	Shares held in custody	1,417.9
Assets in custody or under administration	964,790.0	Other contingent obligations	388.0
Assets received in guarantee	955.7	**REPO OPERATIONS**	
			(18.2)
TRANSACTIONS ON BEHALF OF CUSTON	**57,530.2**	Receivables on repurchase agreements	108,373.1
Customer Repos	57,530.2	Reporchase agreement creditors	(108,391.4)
Customer Securities Loans	0.0		**18.2**
Purchase of Derivatives	0.0	Repurchase agreement debtors	108,391.4
		Payables on repurchase agreements	(108,373.1)
TOTAL CUSTOMER POSITION	**1,023,152.8**	**TOTAL OWN POSITION**	**989,312.5**

GRUPO FINANCIERO INBURSA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT DECEMBER 2005
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2004	**13,402.6**	**914.6**	**3,349.2**	**32,190.8**	**(15,422.9)**	**(979.7)**	**5,526.8**	**49.3**	**39,030.8**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2004 results				5,526.8			(5,526.8)		
Dividend payment				(917.8)					(917.8)
Reserve creation for future aquisition of stocks									
Repurchase of stocks									
Spin - Off	(415.4)	(319.5)	(586.6)	(12,856.2)	5,388.1	(130.2)			(8,919.9)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							2,913.4		2,913.4
No monetary assets results						45.7			45.7
Minority Interest								(10.0)	(10.0)
BALANCE AT DECEMBER 31, 2005	**12,987.3**	**595.1**	**2,762.6**	**23,943.6**	**(10,034.8)**	**(1,064.3)**	**2,913.4**	**39.3**	**32,142.1**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT DECEMBER 31, 2005

(MM PS)

	Dic-05
OPERATING ACTIVITIES	
Net Income	2,913.4
Subsidiaries' Income	(2,070.6)
Depreciation & Amortization	159.4
Loan Loss Reserves	1,288.8
Market Related Result	(391.7)
Deferred taxes	133.4
	2,032.6
Cash increase (decrease) from funding	(8,754.8)
Cash increase (decrease) from Loan Portfolio	984.7
Cash increase (decrease) from Trading Operation	13,412.3
Cash increase (decrease) from Derivative Financial Instruments	(1,902.6)
Cash increase (decrease) in Accounts Payable-Recivable	(1,871.2)
Banking Loans & Other Financial Institutions	(751.6)
	1,116.9
Cash flow from operating activities	**3,149.5**
Financing Activities	
Increase (decrease) of Stocholders' Equity	(415.4)
Dividend payment	(917.8)
Spin-Off	(8,504.5)
Cash Flow From Financing Activities	**(9,837.7)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	9,318.5
Decrease of deferred loans	
Decrease on personnel loans	
Cash Flow From Investment Activities	**9,318.5**
Net Increase in Cash	**2,630.3**
Cash at beginning of the period	**10,217.5**
Cash at end of period	**12,847.9**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of December, 2005)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	Acumulated Dec '05	Acumulated Dec '04
Interest Income	2,440.2	2,398.6	2,915.5	3,299.3	3,181.8	3,002.9	12,399.5	8,666.1
Interest Expense	1,659.2	1,980.9	2,000.6	2,202.1	2,148.0	1,931.9	8,282.5	6,052.1
Monetary Position	(245.4)	(412.0)	(125.7)	(50.6)	(120.4)	(296.1)	(592.8)	(951.1)
Financial Margin	**535.6**	**5.6**	**789.1**	**1,046.7**	**913.5**	**775.0**	**3,524.2**	**1,662.9**
Loan Loss Provisions	291.8	393.7	309.3	436.4	395.8	147.3	1,288.7	1,319.2
Risk Adjusted Net Interest Income	**243.8**	**(388.1)**	**479.9**	**610.3**	**517.7**	**627.7**	**2,235.5**	**343.7**
Comissions and Fees	267.7	392.1	321.7	213.0	332.4	316.6	1,183.7	1,092.8
Market-Related Income	113.1	849.3	577.4	(485.0)	(632.7)	(397.4)	(937.8)	1,654.8
Operating Revenues	**624.5**	**853.4**	**1,378.9**	**338.3**	**217.4**	**546.9**	**2,481.5**	**3,091.3**
Non-Interest Expense	368.4	424.1	377.1	401.2	515.7	538.6	1,832.6	1,465.8
Operating Income	**256.2**	**429.2**	**1,001.8**	**(62.9)**	**(298.3)**	**8.3**	**648.9**	**1,625.5**
Other Income (Expenses)	11.2	10.0	8.7	77.9	21.1	3.5	111.3	(5.7)
Earnings Before Taxes	**267.4**	**439.2**	**1,010.5**	**15.0**	**(277.2)**	**11.8**	**760.2**	**1,619.9**
Incurred Income Tax & Profit Sharing	14.7	1.9	238.3	328.3	237.5	(498.6)	305.5	56.3
Deferred Income Tax	123.3	185.0	108.5	(263.3)	(315.7)	555.2	84.7	572.3
Net Income Before Subsidiaries' Net Income	**129.3**	**252.3**	**663.7**	**(50.0)**	**(199.0)**	**(44.7)**	**369.9**	**991.2**
Subsidiaries' Net Income	166.9	51.5	118.6	297.6	74.2	146.0	636.4	278.9
Continous Operations' Net Income	**296.2**	**303.8**	**782.3**	**247.6**	**(124.8)**	**101.3**	**1,006.4**	**1,270.1**
Discontinued Operations & Extraordinary Items	0.0	93.4	0.0	0.0	0.0	28.3	28.3	93.4
Minority Interest	(1.9)	(0.7)	(2.8)	(0.2)	0.0	2.7	(0.2)	(6.3)
Net Income	**294.3**	**396.5**	**779.5**	**247.4**	**(124.8)**	**132.3**	**1,034.4**	**1,357.2**

BANCO INBURSA

Consolidated Balance Sheet (MM Ps as of December, 2005)

Assets	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Cash & Due From Banks	**6,724.3**	**10,259.6**	**8,169.3**	**6,651.0**	**11,965.3**	**12,846.7**
Financial Instruments	**20,514.3**	**20,306.6**	**14,912.1**	**14,297.8**	**10,002.1**	**6,843.8**
Negotiable	14,272.9	17,014.2	11,344.5	10,823.0	6,669.0	3,608.2
For Sale	1.9	1.9	1.9	1.9	1.9	0.0
Held to Maturity	6,239.4	3,290.5	3,565.7	3,472.9	3,331.3	3,235.6
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**1,792.5**	**1,480.9**	**3,706.6**	**4,864.6**	**2,836.9**	**3,916.0**
Repo Operations	12.4	10.3	17.8	90.2	8.1	52.0
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,780.1	1,470.6	3,688.8	4,774.4	2,828.8	3,864.0
LOANS	**50,091.5**	**56,628.7**	**58,665.1**	**57,044.8**	**55,742.7**	**55,147.2**
Commercial	45,724.9	52,227.5	53,951.7	52,130.5	50,654.3	49,774.7
Interbank	827.4	836.7	760.1	632.6	657.7	1,084.8
Consumer	3,022.4	2,973.9	3,188.6	3,372.2	3,525.7	3,429.0
Housing	516.7	590.7	764.7	909.5	905.0	858.7
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**240.1**	**348.9**	**382.3**	**396.0**	**440.7**	**435.5**
Total Gross Loans	**50,331.6**	**56,977.6**	**59,047.3**	**57,440.8**	**56,183.4**	**55,582.6**
Preventive Provision for Credit Risks	**(6,360.4)**	**(6,569.2)**	**(6,833.4)**	**(7,133.6)**	**(7,473.2)**	**(7,450.0)**
Total Net Loans	**43,971.2**	**50,408.4**	**52,213.9**	**50,307.1**	**48,710.2**	**48,132.7**
Receivables,Sundry Debtors & Adv. Payments	2,569.4	3,255.5	5,755.4	6,059.6	7,185.0	1,691.9
Fixed Assets (net)	512.8	515.1	501.5	494.4	487.5	511.5
Repossessed Property	20.7	20.3	20.2	20.2	25.8	25.6
Permanent Equity Investments	3,253.2	3,324.5	3,441.9	2,812.6	2,863.7	3,008.1
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	544.0	522.0	508.4	762.4	528.0	463.2
TOTAL ASSETS	**79,902.3**	**90,092.9**	**89,229.2**	**86,269.6**	**84,604.6**	**77,439.6**

LIABILITIES	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Deposits	**47,792.5**	**55,227.9**	**52,819.1**	**52,245.0**	**44,178.3**	**46,256.1**
Demand Deposits	15,210.5	17,251.7	21,227.7	20,734.4	22,410.4	24,134.2
Time Deposits	32,581.9	37,976.2	31,591.4	31,510.6	21,768.0	22,121.9
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	3,210.5	2,907.8	2,606.6	2,406.1	4,373.3	2,138.9
Repo Operations	2.6	6.6	8.9	78.7	8.4	51.9
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	939.3	736.6	986.9	1,050.1	999.3	1,229.9
Other Accounts Payable	3,672.5	6,371.8	6,881.9	5,292.8	10,115.4	2,731.0
Income Tax & Employee Profit Sharing	93.0	15.3	257.4	550.8	795.5	269.6
Deferred Taxes	706.7	803.1	886.2	635.9	314.8	836.9
Deferred Credits	1.1	1.0	0.9	0.9	0.9	0.9
TOTAL LIABILITIES	**56,418.1**	**66,070.0**	**64,447.8**	**62,260.3**	**60,785.9**	**53,515.2**
SUSCRIBED CAPITAL	**14,261.9**	**14,324.4**	**14,298.5**	**14,330.0**	**14,289.4**	**14,265.6**
Paid-in Capital	14,261.9	14,324.4	14,298.5	14,330.0	14,289.4	14,265.6
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**9,222.3**	**9,698.5**	**10,483.0**	**9,679.3**	**9,529.3**	**9,658.7**
Capital Reserves	4,538.7	4,558.6	4,550.4	4,642.3	4,629.2	4,621.5
Retained Earnings	13,174.2	13,231.9	14,562.8	13,555.7	13,517.4	13,494.8
Income of Changes on Accounting Principles	177.2	220.9	240.2	144.0	142.7	148.5
Available for Sale	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	0.0
Surplus (deficit) from equity restatement	(9,677.1)	(9,719.5)	(9,701.9)	(9,723.3)	(9,695.8)	(9,679.6)
Net income of the period	960.7	1,357.2	779.5	1,026.9	902.1	1,034.4
Minority Interest	48.5	49.3	52.0	33.7	33.7	39.2
Total Stockholders´ Equity	**23,484.2**	**24,022.9**	**24,781.4**	**24,009.3**	**23,818.7**	**23,924.3**
LIABILITIES & STOCKHOLDERS´ EQUITY	**79,902.3**	**90,092.9**	**89,229.2**	**86,269.6**	**84,604.6**	**77,439.6**

MEMORANDUM ACCOUNTS

(MM Ps as of September 2005)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Guarantees Granted	0.0	0.0	0.0	0.0	0.0	0.0
Other Contingent Obligations	9,115.6	7,043.8	139.3	1.9	1.9	0.0
Irrevocable Lines of Credit Granted	2,935.2	3,316.3	2,865.9	2,804.1	2,827.6	2,803.8
Goods in Trust or Mandate	169,329.0	182,397.4	185,404.1	180,773.0	190,601.7	197,390.3
Investment Banking Operations on Behalf of Third Parties	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	506,772.0	594,569.1	551,848.0	449,239.4	653,783.8	786,751.8
Loan Portfolio Clasification	0.0	0.0	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	0.0	0.0	0.0	0.0	0.0	0.0
Other accounts	526,545.5	608,057.0	625,781.7	656,521.7	651,530.7	656,527.5
	1,214,697.3	**1,395,383.7**	**1,366,038.8**	**1,289,340.1**	**1,498,745.7**	**1,643,473.4**
Receivables on Repurchase Agreements	41,849.8	34,773.3	37,752.9	39,389.7	37,350.9	50,842.9
Repurchase Agreement Creditors	41,840.4	34,765.7	37,748.1	39,444.6	37,357.2	50,826.1
Net	**9.3**	**7.6**	**4.8**	**(54.9)**	**(6.4)**	**16.8**
Repurchase Agreement Debtors	8,623.5	11,768.7	31,262.5	34,452.3	37,646.6	50,826.1
Payables on Repurchase Agreements	8,623.1	11,772.6	31,258.4	34,385.8	37,640.5	50,842.9
Net	**0.4**	**(3.9)**	**4.0**	**66.5**	**6.1**	**(16.8)**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT DECEMBER 2005
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2004	**14,265.6**	**0.0**	**4,539.9**	**13,177.7**	**(9,679.6)**	**220.0**	**1,351.7**	**49.1**	**23,924.3**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2004 results				1,351.7			(1,351.7)		
Reserves creation			135.2	(135.2)					
Dividens Payment				(326.4)					(326.4)
Others			(53.6)	(573.0)					(626.6)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							1,034.4		1,034.4
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						(71.5)			(71.5)
Minority Interest								(10.0)	(10.0)
BALANCE AT DECEMBER 31. 2005	**14,265.6**	**0.0**	**4,621.5**	**13,494.8**	**(9,679.6)**	**148.5**	**1,034.4**	**39.2**	**23,924.3**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT DECEMBER 31, 2005

(MM PS)

	Dic-05
OPERATING ACTIVITIES	
Net Income	1,034.4
Subsidiaries' Income	(636.4)
Depreciation & Amortization	132.8
Loan Loss Reserves	1,288.7
Market Related Result	(56.1)
Extraordinary Losses	(28.3)
Minoritary Interest	(10.0)
Provision for diverse obligations	254.4
Deferred taxes	0.0
	1,979.5
Cash increase (decrease) from funding	(8,745.2)
Cash increase (decrease) from Loan Portfolio	780.1
Decrease or Increase in treasury transactions	12,180.9
Cash increase (decrease) from Derivative Financial Instruments	
Banking Loans & Other Financial Institutions	(757.0)
Other increase (decrease) related with the operation	
Repo Operations	
	3,458.9
Cash flow from operating activities	**5,438.3**
Financing Activities	
Dividends Payment	(326.4)
Spin-Offs	(626.6)
Cash Flow From Financing Activities	**(953.0)**
Investments Activities	
Buy(sell) of fixed permanent stocks	15.6
Buy(sell) of fixed assets	(1.5)
Receivables,Sundry Debtors & Adv. Payments	(3,599.4)
Deferred Charges	173.5
Repossessed Property	5.4
Other financing activities	(0.0)
Other Accounts Payable & Recievable	1,550.2
Cash Flow From Investment Activities	**(1,856.2)**
Net Increase in Cash	**2,629.2**
Cash at beginning of the period	**10,217.5**
Cash at end of period	**12,846.7**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of December, 2005)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	Acumulated Dec´ 05	Dec´ 04
Earnings from Investment Sales	0.3	1.3	2.2	1.5	0.9	1.0	5.6	3.0
Asset Management Income	48.6	49.2	52.8	54.0	55.4	56.4	218.7	197.1
Earnings form Interest	0.2	0.1	0.8	0.3	0.1	0.0	1.3	1.1
Unrealized Gain on Portfolio Valuation	0.4	1.7	1.6	4.5	1.2	3.1	10.4	3.7
Total Earnings	**49.6**	**52.3**	**57.3**	**60.4**	**57.7**	**60.5**	**235.9**	**204.8**
General Expenses	1.9	12.7	2.8	2.5	2.2	2.3	9.8	20.2
Total expenses	**1.9**	**12.7**	**2.8**	**2.5**	**2.2**	**2.3**	**9.8**	**20.2**
Earnings Before Taxes	**47.6**	**39.6**	**54.5**	**57.9**	**55.5**	**58.2**	**226.1**	**184.6**
Incurred Income Tax & Profit Sharing	21.1	17.4	17.0	24.7	22.9	26.1	90.7	88.8
Net Income Before Deferred Accounts	**26.6**	**22.2**	**37.5**	**33.1**	**32.6**	**32.1**	**135.3**	**95.8**
Earnings from subsidiaries	20.3	29.1	4.6	26.5	23.1	40.1	94.3	97.2
Unadjusted for monetary position result	**46.8**	**51.3**	**42.1**	**59.7**	**55.7**	**72.2**	**229.7**	**193.0**
Monetary position	**(5.8)**	**(10.3)**	**(3.2)**	**(1.3)**	**(2.9)**	**(6.9)**	**(14.3)**	**(24.0)**
Net income result actualization	1.5	3.4	0.1	0.0	0.8	2.5	3.4	5.3
Net income	**42.6**	**44.5**	**38.9**	**58.4**	**53.6**	**67.8**	**218.8**	**174.3**

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of December, 2005)

ASSETS	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	91.4	121.8	163.7	68.3	108.7	75.6
Sundry Debtors	57.8	22.5	18.1	18.2	18.8	20.4
Permanent investments	379.9	403.7	405.1	431.6	451.1	485.0
Receivable Taxes	12.6	0.0	13.7	24.4	39.0	0.0
TOTAL ASSETS	**541.8**	**547.9**	**600.5**	**542.5**	**617.6**	**581.0**
LIABILITIES & STOCKHOLDERS' EQUITY						
Sundry Creditors	0.0	0.0	0.0	0.1	0.0	0.0
Payable Taxes	49.0	4.5	17.8	34.4	50.7	13.1
Deferred Income Tax	37.1	41.8	43.1	52.2	58.5	67.7
TOTAL LIABILITIES	**86.1**	**46.3**	**60.8**	**86.7**	**109.2**	**80.9**
STOCKHOLDERS' EQUITY						
Stockholders' Equity	22.1	22.2	22.2	22.2	22.2	22.1
Legal Reserve	4.1	4.1	4.1	4.1	4.1	4.1
Retained Earnings	349.6	351.1	524.5	382.3	381.2	305.1
Surplus (deficit) from equity restatement	(50.0)	(50.2)	(50.1)	(50.2)	(50.1)	(50.0)
Net income	129.9	174.3	38.9	97.3	151.0	218.8
TOTAL STOCKHOLDERS´ EQUITY	**455.7**	**501.6**	**539.6**	**455.8**	**508.4**	**500.1**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**541.8**	**547.9**	**600.5**	**542.5**	**617.6**	**581.0**

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of December, 2005)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	Acumulated Dec' 05	Dec' 04
Commisions & Tariffs	92.8	134.3	68.5	70.6	88.8	241.3	469.2	595.4
Earnings From Services	**92.8**	**134.3**	**68.5**	**70.6**	**88.8**	**241.3**	**469.2**	**595.4**
Income from sale of securities	27.0	136.1	120.7	202.8	324.8	20.8	669.1	202.8
Interest Income	(7.7)	(1.7)	0.2	(0.7)	3,041.1	1,268.0	4,308.5	4.0
Interest Expense	(3.1)	(131.3)	(92.2)	(178.1)	(3,340.5)	(1,264.0)	(4,874.9)	(134.5)
Unrealized gain on Portfolio Valuation	19.5	52.7	(4.0)	30.4	27.4	34.1	87.9	124.5
Monetary Position	(13.3)	(22.9)	(6.7)	(2.5)	(7.3)	(18.4)	(34.8)	(52.2)
Financial Margin	**22.3**	**32.8**	**17.9**	**51.9**	**45.5**	**40.4**	**155.8**	**144.6**
Operating Income	**115.1**	**167.1**	**86.4**	**122.5**	**134.3**	**281.8**	**625.0**	**740.1**
General Expenses	41.4	79.8	47.1	50.0	51.6	45.4	194.0	218.2
Operating Margin	**73.7**	**87.3**	**39.4**	**72.5**	**82.7**	**236.4**	**431.0**	**521.8**
Other Expenses (Income)	(1.3)	(5.0)	(0.4)	(0.3)	(0.3)	(0.8)	(1.8)	0.7
Net Income Before Income Tax & Profit Sharing	**75.1**	**92.3**	**39.7**	**72.8**	**83.0**	**237.2**	**432.8**	**521.1**
Incurred Income Tax & Profit Sharing	17.8	16.2	13.8	13.6	16.9	64.3	108.7	138.5
Deffered Income Tax	5.7	13.8	(1.4)	7.5	8.0	6.9	21.0	31.8
Net Income Before Subsidiaries' Net Income	**51.5**	**62.3**	**27.3**	**51.7**	**58.1**	**166.0**	**303.1**	**350.8**
Subsidiaries' Net Income	2.2	2.1	2.2	2.0	4.4	1.7	10.3	8.5
Net Income	**53.7**	**64.4**	**29.5**	**53.7**	**62.6**	**167.7**	**313.5**	**359.3**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of December, 2005)

ASSETS	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Cash & Banks	**0.5**	**0.4**	**2.5**	**0.1**	**0.1**	**0.5**
FINANCIAL INSTRUMENTS	**1,082.9**	**1,150.0**	**1,136.1**	**1,166.5**	**1,254.4**	**1,417.9**
Negotiable	1,082.9	1,150.0	1,136.1	1,166.5	1,254.4	1,417.9
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**6.7**	**10.6**	**19.3**	**94.2**	**27.1**	**99.4**
Repo Operations	6.7	10.6	19.3	94.2	27.1	99.4
Other accounts receivable	8.5	7.5	2.8	3.3	3.7	4.8
Fixed assets,net	28.9	28.4	27.1	26.1	25.6	25.8
Permanent equity investments	49.4	48.1	50.1	50.4	41.5	40.9
Other Assets	155.8	83.6	94.2	134.6	145.3	111.0
TOTAL ASSETS	**1,332.7**	**1,328.7**	**1,332.1**	**1,475.2**	**1,497.7**	**1,700.2**
LIABILITIES & STOCKHOLDERS' EQUITY						
LIABILITIES						
Securities & Derivatives	**9.0**	**14.0**	**20.2**	**96.2**	**27.1**	**99.4**
Repo Operations	9.0	14.0	20.2	96.2	27.1	99.4
Other Account Payable	**198.3**	**113.2**	**84.9**	**98.3**	**123.1**	**81.9**
Income Tax & Employee profit sharing provision	161.7	75.9	49.4	60.5	81.2	46.5
Sundry creditors & other accounts payable	36.6	37.3	35.5	37.8	41.9	35.3
Deferred taxes	48.4	56.6	54.8	62.3	69.7	75.5
Total Liabilities	**255.7**	**183.8**	**159.9**	**256.7**	**219.9**	**256.8**
STOCKHOLDERS' EQUITY						
Suscribed capital	**599.8**	**602.4**	**601.3**	**680.5**	**678.5**	**677.4**
Paid-in capital	599.8	602.4	601.3	680.5	678.5	677.4
Earned Capital	**477.2**	**542.5**	**570.9**	**538.0**	**599.2**	**766.0**
Capital reserves	68.2	68.5	68.4	86.3	86.1	86.0
Retained earnings	322.5	323.9	681.9	577.5	575.9	574.9
Valuation effect in assoc. & affiliated companies	34.5	34.7	34.6	34.9	34.7	34.6
Surplus (deficit) of equity restatement	(242.8)	(243.9)	(243.4)	(243.9)	(243.3)	(242.9)
Net icome	294.8	359.3	29.5	83.2	145.8	313.4
Stockholders' Equity	**1,077.0**	**1,144.9**	**1,172.2**	**1,218.5**	**1,277.7**	**1,443.5**
Total Liabilities & Stockholders´ Equity	**1,332.7**	**1,328.7**	**1,332.1**	**1,475.2**	**1,497.7**	**1,700.2**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of December, 2005)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	Acumulated Dec' 05	Acumulated Dec' 04
Premiums written	2,144.9	2,760.5	1,952.5	2,006.4	1,982.4	2,536.9	8,478.1	9,279.2
Premiums ceded	381.2	489.7	247.5	347.7	352.0	603.9	1,551.1	1,561.5
Retained Premiums	**1,763.7**	**2,270.8**	**1,705.0**	**1,658.7**	**1,630.4**	**1,932.9**	**6,927.0**	**7,717.7**
Increased in reserve for unearned premiums	**638.2**	**307.4**	**166.4**	**323.9**	**(63.6)**	**215.2**	**642.0**	**1,433.3**
Retained earned premiums	**1,125.6**	**1,963.4**	**1,538.6**	**1,334.7**	**1,694.1**	**1,717.7**	**6,285.1**	**6,284.4**
Net Acquisition Cost	**362.3**	**355.0**	**325.6**	**360.1**	**274.5**	**238.7**	**1,199.0**	**1,457.7**
Commisions to agents	133.7	169.8	151.3	147.3	137.5	178.6	614.8	620.1
Additional compensation to agents	104.2	102.7	104.1	129.3	98.3	47.8	379.6	369.8
Commisions for re-insurance taken	4.1	0.1	1.2	(0.1)	6.4	(0.0)	7.5	4.3
Commisions for re-insurance given	(60.9)	(91.4)	(49.2)	(47.8)	(73.8)	(99.8)	(270.6)	(254.6)
Coverage on losses excess	42.4	41.3	43.7	40.1	36.5	40.4	160.6	178.9
Others	138.7	132.6	74.6	91.3	69.6	71.7	307.2	539.1
Net cost of claims and contractual obligations	**941.0**	**1,103.8**	**1,033.5**	**1,091.0**	**1,257.1**	**1,261.6**	**4,643.1**	**4,447.2**
Claims and other contractual obligations	940.6	1,104.6	1,053.6	1,075.1	1,256.7	1,809.4	5,194.8	4,519.5
Claims recovered from re-insurance	(0.3)	0.8	20.1	(15.8)	(0.4)	547.8	551.7	72.3
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(177.7)**	**504.6**	**179.4**	**(116.4)**	**162.5**	**217.4**	**442.9**	**379.6**
Net Increase in other technical reserve	**(55.4)**	**(13.5)**	**(10.2)**	**17.5**	**(2.6)**	**(53.7)**	**(49.1)**	**(76.7)**
Catastrophic risks reserves	(52.1)	84.8	(9.5)	16.2	(1.7)	38.7	43.8	28.1
Preventions reserves	(3.3)	(98.3)	(0.7)	(0.0)	(0.9)	(92.4)	(94.0)	(104.8)
Contingency claim reserves	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.1)	(0.0)
Other reserves	(0.0)	(0.0)	(0.0)	1.3	(0.0)	(0.0)	1.3	(0.0)
Gross profit	**(122.3)**	**518.1**	**189.6**	**(133.8)**	**165.1**	**271.2**	**492.0**	**456.3**
Net operating expenses	**146.9**	**165.3**	**137.1**	**139.3**	**115.1**	**270.9**	**662.5**	**641.1**
Administrative and operating expenses	(78.8)	(82.9)	(100.0)	(100.8)	(128.9)	21.7	(308.0)	(300.7)
Personnel expenses	214.7	236.5	225.1	228.3	232.3	236.9	922.6	893.4
Depreciation and amortization	11.0	11.7	12.0	11.9	11.8	12.3	47.9	48.4
Operating Profits	**(269.2)**	**352.7**	**52.5**	**(273.2)**	**49.9**	**0.3**	**(170.5)**	**(184.8)**
Net Financial Income	**184.7**	**144.8**	**130.4**	**320.9**	**219.7**	**53.2**	**724.2**	**1,040.9**
On investments	73.6	86.3	142.2	190.9	99.7	49.7	482.4	313.5
Investments sales	70.2	221.8	47.8	42.8	109.5	164.5	364.5	490.9
Investments revaluation	165.1	27.9	1.6	101.3	88.9	23.6	215.4	667.8
Charges on premiums	21.7	20.3	20.4	20.8	20.9	21.3	83.5	83.2
Others	4.3	5.5	10.1	0.6	7.6	1.9	20.2	23.1
Forex	0.8	2.6	0.3	(34.4)	0.3	(24.6)	(58.5)	(9.1)
REPOMO	(150.9)	(219.7)	(91.8)	(1.2)	(107.1)	(183.2)	(383.3)	(528.5)
Income before income taxes & employee profit sharing	**(84.4)**	**497.5**	**182.8**	**47.8**	**269.7**	**53.5**	**553.8**	**856.1**
Provision for income tax	47.6	77.0	49.8	1.0	83.9	47.0	181.8	237.2
Provision for employee profit sharing	7.5	30.8	16.7	4.0	28.4	8.4	57.5	72.4
Subsidiaries results	55.2	76.7	44.3	56.1	39.4	95.8	235.7	140.3
Net income	**(84.4)**	**466.3**	**160.6**	**98.9**	**196.7**	**93.9**	**550.2**	**686.8**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of December, 2005)

ASSETS	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Investments	**12,635.7**	**15,009.9**	**15,371.0**	**15,253.2**	**15,492.2**	**14,924.9**
Securities	**11,277.2**	**13,727.1**	**14,048.3**	**13,881.8**	**14,073.3**	**13,463.2**
Government	7,479.8	7,379.8	7,644.2	7,642.5	7,804.3	7,360.9
Private companies	2,168.5	4,649.9	4,766.1	4,518.4	4,433.8	4,254.1
Debt Instruments	945.6	3,477.8	3,587.5	3,612.9	3,538.4	3,306.7
Equities	1,223.0	1,172.0	1,178.5	905.5	895.4	947.4
Net unrealized gain on valuation	1,598.5	1,607.1	1,589.3	1,694.0	1,813.1	1,840.4
Interest debtors	30.4	90.4	48.7	27.0	22.1	7.9
Loans	**425.0**	**351.2**	**393.1**	**443.7**	**493.2**	**502.4**
On policies	131.2	130.9	128.9	132.0	133.9	134.4
Secured	290.6	216.7	257.8	292.9	338.0	350.5
Unsecured	0.4	0.0	0.0	0.3	0.3	0.3
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	3.5	5.1	7.1	19.1	21.4	26.9
Interest debtors	1.4	1.6	2.4	2.5	2.6	3.0
Allowance for write-offs	(2.1)	(3.1)	(3.1)	(3.1)	(3.0)	(12.7)
Real estate	**933.5**	**931.6**	**929.6**	**927.6**	**925.6**	**959.4**
Real estate	56.7	55.7	55.3	55.3	54.8	82.8
Net unrealized gain on valuation	932.7	933.7	934.1	934.1	934.6	937.1
Depreciation	(55.9)	(57.8)	(59.8)	(61.8)	(63.7)	(60.5)
Investments for labor obligations	600.5	654.4	675.4	723.2	744.5	721.0
Current assets	**1,947.2**	**11.6**	**(123.2)**	**(38.8)**	**(26.8)**	**503.9**
Cash and banks	1,947.2	11.6	(123.2)	(38.8)	(26.8)	503.9
Debtors	**1,873.4**	**2,254.7**	**2,081.2**	**1,900.5**	**1,881.9**	**2,473.5**
Premium debtors	1,719.0	2,079.2	1,874.8	1,664.9	1,629.8	2,249.1
Agents and adjusters	3.3	3.2	4.5	4.7	0.0	2.7
Notes receivable	44.4	50.4	55.1	54.2	53.8	60.9
Employee loans	65.0	57.4	70.7	67.5	62.1	54.5
Other	65.0	86.0	98.4	132.4	160.2	138.0
Allowance for write-offs	(23.3)	(21.6)	(22.4)	(23.3)	(24.0)	(31.6)
Reinsurers and rebonders	**818.6**	**640.9**	**641.5**	**564.2**	**508.0**	**1,192.2**
Insurance and bonding companies	107.0	81.0	97.0	119.8	98.4	37.8
Retained deposits	0.6	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	710.7	559.0	543.6	443.6	408.8	1,153.6
Reinsurens share of unearned premiums	0.4	0.3	0.3	0.3	0.3	0.3
Other assets	**245.1**	**253.8**	**348.2**	**278.6**	**296.2**	**801.8**
Furniture and equipment (net)	86.3	95.9	92.1	95.7	100.3	116.3
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	158.4	157.5	255.7	182.6	195.5	685.2
Total assets	**18,120.5**	**18,825.2**	**18,994.0**	**18,680.9**	**18,896.0**	**20,617.4**

LIABILITIES	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Technical reserves	**13,591.9**	**13,533.3**	**13,683.0**	**13,903.5**	**13,779.7**	**15,076.9**
Unearned premiums	**6,809.6**	**7,104.2**	**7,386.8**	**7,624.5**	**7,567.9**	**7,765.8**
Life	4,736.4	5,088.1	5,279.3	5,516.7	5,414.6	5,307.7
Accident and health	2,065.0	2,008.2	2,099.7	2,100.1	2,145.6	2,450.5
Current bonds	8.2	7.9	7.8	7.7	7.7	7.5
Contractual obligations	**3,544.4**	**3,209.0**	**3,194.9**	**3,161.8**	**3,097.2**	**4,250.5**
Losses and maturities	2,093.9	2,188.5	2,102.8	2,068.0	1,997.4	3,198.1
Reserve for incurred but not reported losses	724.3	280.9	322.9	326.2	322.9	271.2
Policy dividends	173.9	185.0	164.8	183.5	200.3	209.3
Managed insurance funds	529.0	529.9	567.9	556.8	552.2	546.9
Deposits premiums	23.3	24.8	36.5	27.3	24.4	25.0
Prevision	**3,237.9**	**3,220.1**	**3,101.4**	**3,117.2**	**3,114.7**	**3,060.6**
Prevision	201.4	102.3	101.5	100.8	99.9	7.2
Catastrophic	3,034.0	3,115.4	2,997.4	3,012.7	3,011.1	3,049.8
Contingency	2.4	2.3	2.3	2.3	2.3	2.3
Specials	0.1	0.1	0.1	1.4	1.4	1.3
Provision for labor obligations at retirement	**600.4**	**651.5**	**667.5**	**708.1**	**728.7**	**719.9**
Creditors	**280.1**	**324.2**	**272.3**	**267.6**	**259.7**	**261.8**
Agents and adjusters	231.5	239.3	192.6	191.5	215.2	216.9
Managed loss funds	6.6	6.4	5.9	5.5	5.2	6.1
Sundry	42.0	78.5	73.8	70.6	39.3	38.7
Reinsurers and rebonders	**346.9**	**392.9**	**253.2**	**310.4**	**323.2**	**610.2**
Insurance and bonding companies	346.2	392.2	252.4	309.6	322.4	609.4
Retained deposits	0.7	0.7	0.8	0.8	0.8	0.7
Other liabilities	**949.2**	**1,091.1**	**1,123.4**	**1,003.6**	**1,118.2**	**1,191.1**
Provision for employee profit sharing	24.5	166.7	54.4	13.0	154.9	169.3
Other liabilities	344.2	393.6	557.0	429.0	379.3	434.8
Deferred credits	580.5	530.9	512.1	561.6	584.0	587.1
Total liabilities	**15,768.6**	**15,993.1**	**15,999.4**	**16,193.1**	**16,209.5**	**17,859.9**
Stockholders' equity						
Paid in capital	**988.2**	**988.2**	**988.2**	**988.2**	**988.2**	**988.2**
Capital stock	988.2	988.2	988.2	988.2	988.2	988.2
Reserves	**1,910.0**	**1,910.0**	**1,910.0**	**2,241.1**	**2,241.1**	**2,225.6**
Legal	137.9	137.9	137.9	206.6	206.6	206.6
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,772.1	1,772.1	1,772.1	2,034.6	2,034.6	2,019.0
Unrealized gain on valuation of real estate	6.4	15.0	15.0	16.3	16.3	28.6
Subsidiaries	(25.9)	(20.1)	(17.9)	51.2	63.9	66.3
Retained earnings	533.5	533.5	1,220.3	321.9	321.9	294.1
Net income	220.5	686.8	160.6	269.8	456.3	550.2
Excess (insufficient) on Stockholders' actualiz	(1,280.8)	(1,281.2)	(1,281.6)	(1,400.7)	(1,401.1)	(1,395.5)
Total stockholders' equity	**2,352.0**	**2,832.2**	**2,994.6**	**2,487.8**	**2,686.5**	**2,757.5**
Total liabilities and stockholders' equity	**18,120.5**	**18,825.2**	**18,994.0**	**18,680.9**	**18,896.0**	**20,617.4**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of December, 2005)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	Acumulated Dec' 05	Acumulated Dec' 04
Premiums written	53.3	105.7	95.3	131.1	162.3	188.5	577.2	563.6
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**53.3**	**105.7**	**95.3**	**131.1**	**162.3**	**188.5**	**577.2**	**563.6**
Increased in reserve for unearned premiums	**(58.5)**	**82.7**	**2.8**	**81.3**	**52.8**	**93.5**	**230.4**	**251.5**
Retained earned premiums	**111.7**	**23.0**	**92.5**	**49.8**	**109.5**	**95.1**	**346.8**	**312.0**
Net Acquisition Cost	**1.9**	**7.7**	**6.8**	**11.1**	**15.0**	**16.7**	**49.5**	**19.2**
Commisions to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional compensation to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	1.9	7.7	6.8	11.1	15.0	16.7	49.5	19.2
Net cost of claims and contractual obligations	**186.1**	**181.2**	**184.9**	**190.4**	**189.0**	**193.2**	**757.5**	**748.7**
Claims and other contractual obligations	186.1	181.2	184.9	190.4	189.0	193.2	757.5	748.7
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(76.3)**	**(165.9)**	**(99.2)**	**(151.7)**	**(94.5)**	**(114.8)**	**(460.2)**	**(455.9)**
Net Increase in other technical reserve	**(6.2)**	**(32.2)**	**13.3**	**14.4**	**30.7**	**17.9**	**76.3**	**(17.8)**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	(1.5)	1.4	(0.2)	1.3	0.6	1.5	3.2	3.9
Other reserves	(4.7)	(33.6)	13.5	13.0	30.1	16.5	73.1	(21.7)
Gross profit	**(70.1)**	**(133.7)**	**(112.5)**	**(166.1)**	**(125.3)**	**(132.7)**	**(536.5)**	**(438.1)**
Net operating expenses	**11.2**	**11.6**	**11.4**	**11.0**	**6.0**	**5.7**	**34.1**	**47.3**
Administrative and operating expenses	3.9	4.4	4.1	5.9	5.5	5.3	20.8	18.2
Personnel expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	7.3	7.3	7.3	5.1	0.5	0.4	13.3	29.1
Operating Profits	**(81.3)**	**(145.3)**	**(123.9)**	**(177.1)**	**(131.3)**	**(138.4)**	**(570.7)**	**(485.4)**
Net Financial Income	**203.9**	**294.2**	**219.6**	**311.7**	**263.4**	**225.6**	**1,020.2**	**985.3**
On investments	246.6	254.5	250.8	259.0	266.7	266.2	1,042.7	952.1
Investments sales	20.4	3.1	(0.0)	(1.3)	22.6	18.9	40.2	55.6
Investments revaluation	181.0	289.1	83.9	47.4	109.5	178.6	419.3	701.2
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	(244.1)	(252.6)	(115.1)	6.5	(135.4)	(238.0)	(482.1)	(723.7)
Income before income taxes & employee profit sh	**122.6**	**148.9**	**95.7**	**134.6**	**132.1**	**87.2**	**449.6**	**499.9**
Provision for income tax	36.0	34.0	26.9	43.2	(70.2)	0.0	0.0	141.6
Provision for employee profit sharing	0.0	0.0	0.0	0.0	116.1	41.0	157.1	0.0
Subsidiaries results	1,759.2	295.1	244.8	125.7	86.0	(162.3)	294.2	2,364.9
Net income	1,845.8	409.9	313.6	217.1	172.2	(116.2)	586.7	2,723.1

PENSIONES INBURSA

BALANCE SHEET (MM Constant Ps. as of December, 2005)

ASSETS	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Investments	**22,454.6**	**22,874.0**	**23,194.0**	**15,817.7**	**16,092.7**	**16,043.8**
Securities	**22,454.6**	**22,874.0**	**23,194.0**	**15,817.7**	**16,092.7**	**16,043.8**
Government	8,936.9	8,197.5	8,436.3	8,566.5	9,025.9	9,604.9
Private companies	7,818.3	8,332.9	8,297.0	3,962.3	3,859.3	3,295.3
Debt Instruments	3,185.1	3,699.9	3,664.0	3,559.8	3,456.8	2,892.8
Equities	4,633.2	4,633.1	4,633.1	402.6	402.5	402.5
Net unrealized gain on valuation	5,539.3	6,046.8	6,286.3	2,976.9	3,013.4	2,834.2
Interest debtors	160.1	296.8	174.2	311.9	194.1	309.4
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**1.7**	**2.1**	**(0.6)**	**0.2**	**0.4**	**0.4**
Cash and banks	1.7	2.1	(0.6)	0.2	0.4	0.4
Debtors	**5.2**	**7.9**	**7.4**	**10.4**	**8.6**	**5.2**
Premium debtors	4.1	6.8	5.6	11.2	8.7	4.4
Agents and adjusters	(0.1)	(0.1)	0.0	0.0	0.0	0.0
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	1.0	1.0	1.7	1.3	3.3	5.7
Allowance for write-offs	(0.1)	(0.1)	(0.1)	(2.3)	(3.7)	(5.2)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**240.6**	**264.9**	**296.1**	**55.5**	**82.2**	**115.1**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	240.6	264.9	296.1	55.5	82.2	115.1
Total assets	**22,702.1**	**23,148.8**	**23,496.9**	**15,883.9**	**16,183.9**	**16,164.5**

LIABILITIES	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Technical reserves	**13,251.5**	**13,258.8**	**13,259.0**	**13,354.8**	**13,403.0**	**13,500.4**
Unearned premiums	**12,599.7**	**12,669.7**	**12,657.6**	**12,725.1**	**12,755.0**	**12,828.8**
Life	12,599.7	12,669.7	12,657.6	12,725.1	12,755.0	12,828.8
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**77.1**	**46.5**	**54.7**	**74.5**	**88.0**	**52.8**
Losses and maturities	75.7	43.9	54.5	70.6	86.4	50.3
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	1.4	2.6	0.2	3.9	1.5	2.5
Prevision	**574.7**	**542.5**	**546.8**	**555.2**	**560.1**	**618.8**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	252.0	253.4	253.2	254.5	255.1	256.6
Specials	322.7	289.1	293.7	300.7	305.0	362.3
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**5.6**	**6.4**	**6.7**	**8.2**	**9.4**	**10.1**
Agents and adjusters	0.0	0.0	0.1	0.1	0.1	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	5.6	6.4	6.6	8.1	9.4	10.0
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**103.2**	**135.3**	**170.1**	**85.2**	**156.1**	**154.1**
Provision for employee profit sharing	100.8	132.1	158.1	66.7	110.7	148.5
Other liabilities	0.0	0.0	9.0	15.0	40.8	0.0
Deferred credits	2.5	3.2	3.0	3.4	4.5	5.6
Total liabilities	**13,360.3**	**13,400.5**	**13,435.8**	**13,448.1**	**13,568.5**	**13,664.6**
Stockholders' equity						
Paid in capital	**5,290.1**	**5,290.1**	**5,290.1**	**1,022.5**	**1,026.0**	**1,026.6**
Capital stock	5,290.1	5,290.1	5,290.1	1,022.5	1,381.5	1,376.6
(-)Unsubscribed capital	0.0	0.0	0.0	0.0	355.6	350.0
Reserves	**265.7**	**265.7**	**265.7**	**1,125.1**	**1,125.1**	**574.1**
legal	140.9	140.9	140.9	413.2	413.2	413.2
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	124.8	124.8	124.8	712.0	712.0	160.9
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	1,155.9	1,152.6	1,151.8	292.3	295.9	295.9
Retained earnings	3,055.9	3,055.9	5,779.0	2,204.2	2,204.5	2,755.5
Net income	2,313.2	2,723.1	313.6	530.6	702.9	586.7
Excess (insufficient) on Stockholders' actualization	(2,739.0)	(2,739.0)	(2,739.0)	(2,739.0)	(2,739.0)	(2,739.0)
Total stockholders' equity	**9,341.7**	**9,748.3**	**10,061.1**	**2,435.8**	**2,615.4**	**2,499.9**
Total liabilities and stockholders' equity	**22,702.1**	**23,148.8**	**23,496.9**	**15,883.9**	**16,183.9**	**16,164.5**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of December, 2005)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	Acumulated Dec' 05	Acumulated Dec' 04
Premiums accepted	102.4	112.1	112.4	106.1	115.5	112.2	446.2	386.0
Premiums ceded	20.0	19.8	18.9	20.4	14.8	13.1	67.2	77.2
RETAINED PREMIUMS	**82.4**	**92.3**	**93.5**	**85.7**	**100.7**	**99.1**	**379.0**	**308.8**
Application of reserve for outstanding bonds	1.2	0.9	4.1	(0.7)	0.2	(0.9)	2.7	3.5
NET PREMIUM REVENUES	**81.2**	**91.4**	**89.4**	**86.5**	**100.4**	**100.0**	**376.3**	**305.3**
Net Acquisition Cost	**(5.5)**	**(14.9)**	**(4.7)**	**(4.6)**	**(2.9)**	**(21.4)**	**(33.5)**	**(35.7)**
Comisions to agents	0.8	0.3	0.7	0.3	0.5	0.0	1.6	1.1
Comisions for rebonding taken	(0.0)	0.3	0.0	0.9	0.2	(0.1)	1.1	0.3
Comisions for rebonding given	(7.8)	(9.8)	(7.7)	(8.3)	(6.2)	(10.1)	(32.4)	(31.3)
Others	1.5	(5.6)	2.4	2.5	2.6	(11.2)	(3.8)	(5.8)
Claims	40.8	55.2	49.8	51.7	47.3	73.4	222.1	172.2
Technical Income	**45.9**	**51.1**	**44.2**	**39.3**	**56.0**	**48.1**	**187.7**	**168.8**
Net increase in other technical reserves	(2.0)	(2.4)	(0.2)	0.8	(1.0)	(2.0)	(2.4)	(5.9)
GROSS INCOME	**48.0**	**53.5**	**44.4**	**38.5**	**57.1**	**50.1**	**190.0**	**174.8**
Net Operating Expenses	**(7.2)**	**(0.9)**	**(9.7)**	**(9.6)**	**(12.7)**	**(11.5)**	**(43.6)**	**(21.1)**
Administrative & operating expenses	(7.6)	(1.2)	(10.1)	(9.8)	(12.9)	(11.7)	(44.5)	(22.4)
Personnel expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.3	0.3	0.3	0.3	0.2	0.2	0.9	1.3
OPERATING INCOME	**55.2**	**54.4**	**54.1**	**48.1**	**69.8**	**61.6**	**233.6**	**195.8**
Financial Income	**1.1**	**0.8**	**(13.0)**	**18.9**	**13.9**	**7.3**	**27.0**	**29.4**
On investments	1.2	0.5	1.7	4.5	2.5	5.4	14.1	4.9
Investments sales	5.1	1.6	(9.2)	10.7	10.7	12.7	24.9	14.8
Investments revaluation	5.9	9.5	(0.5)	4.4	7.2	2.7	13.8	38.7
Others	(1.0)	0.0	0.1	0.0	0.0	0.0	0.2	(0.9)
Repos	(0.4)	(0.6)	0.2	(0.1)	0.0	0.0	0.2	0.2
REPOMO	(9.8)	(10.2)	(5.3)	(0.6)	(6.7)	(13.7)	(26.3)	(28.4)
INCOME BEFORE TAXES	**56.3**	**55.2**	**41.1**	**67.0**	**83.7**	**68.9**	**260.7**	**225.3**
Income taxes	40.0	(6.7)	19.9	16.7	20.1	22.8	79.4	68.6
Subsidiaries Net Income	62.2	10.4	8.6	4.4	3.0	(5.7)	10.4	83.6
NET INCOME	**78.4**	**72.4**	**29.9**	**54.7**	**66.6**	**40.4**	**191.6**	**240.2**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of December, 2005)

ASSETS	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Investments	**992.1**	**1,045.7**	**1,078.9**	**860.3**	**929.2**	**959.8**
Securities	**870.0**	**920.9**	**948.9**	**725.8**	**795.6**	**836.8**
Government	287.5	333.0	396.6	437.2	498.6	482.1
Private companies	404.8	379.3	322.3	159.5	158.3	223.2
Debt Instruments	16.2	15.1	15.1	14.7	14.7	44.4
Equities	388.6	364.2	307.2	424.7	143.6	178.8
Net unrealized gain on valuation	177.7	206.2	230.0	129.1	138.6	131.4
Interest debtors	0.0	2.5	0.0	0.0	0.0	0.1
Loans	**61.7**	**64.5**	**70.0**	**74.6**	**73.9**	**63.4**
Secured	50.0	50.6	56.9	66.7	63.1	56.4
Unsecured	7.8	7.0	8.1	3.5	2.9	2.9
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	2.2	5.1	3.0	2.3	5.8	3.0
Interest debtors	1.7	1.8	1.9	2.1	2.1	1.2
Real estate	**60.4**	**60.2**	**60.0**	**59.9**	**59.7**	**59.6**
Real estate	7.6	7.5	7.4	7.4	7.3	7.2
Net unrealized gain on valuation	55.6	55.7	55.8	55.8	55.9	56.0
Depreciation	(2.9)	(3.0)	(3.2)	(3.3)	(3.5)	(3.7)
Investments for labor obligations	**1.6**	**1.6**	**1.6**	**1.7**	**1.7**	**1.7**
Current assets	**5.6**	**1.9**	**4.2**	**3.5**	**0.6**	**3.2**
Cash and banks	5.6	1.9	4.2	3.5	0.6	3.2
Debtors	**44.7**	**68.5**	**83.0**	**89.0**	**94.3**	**96.7**
Premium debtors	43.0	66.2	81.4	91.1	92.4	94.5
Agents	0.0	0.0	(0.0)	0.0	1.8	(0.0)
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	1.7	2.2	1.7	(2.2)	0.0	2.2
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**41.7**	**14.3**	**8.0**	**7.1**	**5.8**	**16.7**
Bonding companies	6.1	9.8	3.6	2.8	1.7	12.7
Retained deposits	0.1	0.1	0.1	0.0	0.0	0.0
Others	29.3	(1.6)	(1.6)	(1.6)	0.1	0.1
Participation in rebonding	6.2	6.1	6.0	5.9	4.1	3.9
Other assets	**60.8**	**61.2**	**25.2**	**36.8**	**49.2**	**68.0**
Furniture and equipment (net)	0.1	0.1	0.1	0.1	0.1	0.1
Foreclosed and repossessed assets	1.6	1.6	1.6	1.6	1.6	1.6
Sundry	59.1	59.5	23.5	35.1	47.5	66.3
Total assets	**1,146.5**	**1,193.1**	**1,201.1**	**998.4**	**1,080.7**	**1,146.0**

LIABILITIES	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Technical reserves	**214.9**	**212.3**	**215.8**	**215.5**	**214.2**	**210.3**
Current bonds	48.6	48.4	52.1	51.0	50.7	48.9
Contingency bonds	166.3	163.9	163.7	164.5	163.5	161.4
Provision for labor obligations at retirement	**0.5**	**0.5**	**0.5**	**0.6**	**0.6**	**0.6**
Creditors	**28.1**	**7.3**	**6.1**	**7.1**	**5.4**	**6.9**
Agents and adjusters	0.4	0.3	0.6	0.3	0.3	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	27.7	7.1	5.5	6.9	5.1	6.8
Rebonders	**19.8**	**10.6**	**15.5**	**18.7**	**12.5**	**7.0**
Bonding companies	14.0	4.2	9.2	12.8	6.6	1.3
Other participation	5.8	6.4	6.3	6.0	5.9	5.8
Other liabilities	**116.2**	**113.9**	**71.5**	**85.9**	**110.5**	**134.0**
Provision for employee profit sharing & incured incom	54.7	78.8	31.6	46.8	64.4	92.0
Other liabilities	12.5	15.6	16.6	14.5	20.1	19.7
Deferred credits	49.0	19.4	23.3	24.6	26.0	22.3
Total liabilities	**379.4**	**344.7**	**309.5**	**327.9**	**343.2**	**358.9**
Stockholders' equity						
Paid in capital	**146.5**	**146.5**	**146.5**	**146.6**	**146.5**	**146.5**
Capital stock	146.5	146.5	146.5	146.6	182.1	181.5
(-)Unsubscribed capital	0.0	0.0	0.0	0.0	(35.6)	(35.0)
Reserves	**83.2**	**83.2**	**83.2**	**107.3**	**107.3**	**107.3**
legal	83.2	83.2	83.2	107.3	107.3	107.3
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	7.1	16.4	29.6	30.6	31.0	39.3
Subsidiaries	26.9	26.6	26.6	9.1	9.1	9.8
Retained earnings	447.8	447.8	688.1	362.4	362.4	362.6
Net income	167.9	240.2	29.9	84.6	151.2	191.6
Excess (insufficient) on Stockholders' actualization	(112.4)	(112.4)	(112.4)	(70.1)	(70.1)	(70.1)
Total stockholders' equity	**767.1**	**848.5**	**891.6**	**670.5**	**737.5**	**787.1**
Total liabilities and stockholders' equity	**1,146.5**	**1,193.1**	**1,201.1**	**998.4**	**1,080.7**	**1,146.0**

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Alejandro Rodríguez
(52) 55-56-25-4900 Ext.3352
arodriguezg@inbursa.com

Fax: (52) 55-56-25-4965
www.inbursa.com

*Mexico City, April 27, 2006.- **Grupo Financiero Inbursa** reported today results for the first quarter ended March 31, 2006.*

HIGHLIGHTS

Grupo Financiero Inbursa posted profits of $144.3 MM USD under US GAAP as of 1Q06, 11.5% higher when compared with 1Q05

Grupo Financiero Inbursa posted profits of $144.3 MM USD under US GAAP, 11.5% higher when compared to $129.4 MM USD as of 1Q05. Under CNBV rules, net income posted $1,042.9 MM Ps, 165% higher compared to 4Q05. If annualized these figures represented a 18% and 12% ROE in each case.

GFI dividend payment.

On April 20th, Grupo Financiero Inbursa´s shareholders meeting approved a dividend payment of $0.30 per share, that represents $900 MM Ps. The dividend will be payable starting in May 4th, 2006 thru Indeval.

Loan portfolio increased 8.1% during 1Q06 when compared with 4Q05.

Banco Inbursa´s loan portfolio stood at $60,579 MM Ps, a 8.1% growth if compared with 4Q05 and 1.7% when compared to 1Q05.

Seguros Inbursa's net income stood at $250 MM Ps during 1Q06 54% and 164% higher than 1Q05 and 4Q05, respectively

Seguros Inbursa´s net income stood at $250.2 MM Ps at the end of March 2006 compared with $162.0 MM Ps obtained in the same period of the previous year. This result is mainly explained by higher operating profits and financial income together with lower reserve provision. When adjusted by Patrimonial Inbursa, Seguros Inbursa´s total premiums increased 8.1% while maintaining and efficient combined ratio of 91.9%.

- *All figures included in this report are expressed on March 2006 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 1Q06. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (2005).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	March '06
Employees	6,142
# clients	6.1 MM
Call Center Positions	826
ATM's	555
Sales force	11,389

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP

Mkt Value/Book Value	1.4
Stock price USD (Mar'06)	1.5
EPS (USD)	0.19
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	1Q06		4Q05	% chg vs.	1Q05	% chg vs.
	$	%	$	4Q05	$	1Q05
Banco Inbursa	75.5	52%	120.0	-37%	69.0	9%
Operadora	1.9	1%	7.0	-73%	3.7	-48%
Seguros	31.1	22%	16.8	86%	22.5	38%
Pensiones	19.4	13%	(4.9)	-500%	28.8	-33%
Fianzas	11.7	8%	5.5	113%	2.4	390%
Inversora	4.9	3%	17.1	-71%	3.0	66%
Others	(0.2)	0%	0.4	-149%	0.1	-428%
Total	**144.3**	**100%**	**161.9**	**-11%**	**129.4**	**12%**

- Under US GAAP **Grupo Financiero Inbursa** posted $144.3 MM USD profits during 1Q06, a 12% growth relative to the same period of the previous year. This result is mainly explained by higher level of operations in the different subsidiaries together with better market conditions

Investment by Company

MM USD	1Q06		4Q05	% chg vs.	1Q05	% chg vs.
	$	%	$	4Q05	$	1Q05
Banco Inbursa	2,091.1	64%	2,059.3	2%	1,982.3	5%
Operadora	47.8	1%	47.0	2%	43.4	10%
Seguros	548.4	17%	543.9	1%	508.2	8%
Pensiones	360.1	11%	348.0	3%	983.1	-63%
Fianzas	81.5	2%	78.1	4%	81.0	1%
Inversora	137.4	4%	135.4	1%	101.9	35%
Others	23.9	1%	23.8	1%	11.8	103%
Total	**3,290.2**	**100%**	**3,235.6**	**2%**	**3,711.7**	**-11%**

- Stockholders' equity of **Grupo Financiero Inbursa** stood at $3,290.2 MM USD under US GAAP vs $3,711.7 MM USD reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders´ equity are the main reasons of this difference.

GFINBUR"O"
(Stock Price)


18.1
17.5
16.6
16.6
16.4
16.4
O'05
N'05
D'05
J'06
F'06
M'06

CNBV GAAP

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated) Under CNBV Rules

Mkt Value/Book Value	1.5
Stock price (Mar'06)	16.4
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	1Q06 $	1Q06 %	4Q05 $	% chg vs. 4Q05	1Q05 $	% chg vs. 1Q05
Banco Inbursa	406.5	39%	133.5	205%	786.2	-48%
Operadora	13.9	1%	68.4	-80%	39.3	-65%
Seguros	250.2	24%	94.7	164%	162.0	54%
Pensiones	226.6	22%	(117.2)	-293%	316.3	-28%
Fianzas	107.7	10%	40.8	164%	30.1	258%
Inversora	38.2	4%	169.1	-77%	29.7	29%
Others	(0.2)	0%	4.4	-105%	0.7	-130%
Total	**1,042.9**	**100%**	**393.7**	**165%**	**1,364.4**	**-24%**

- ***Grupo Financiero Inbursa*** *posted $1,042.9 MM Ps profits during the first quarter of 2006 vs $393.7 MM Ps in 4Q05, a 165% growth. This result is mainly explained by higher level of operations in the different subsidiaries as well as the positive results coming from the fixed income interest rate swap position.*

Free Cash Flow

	MM Constant Ps. as of March 2006	2002	2003	2004	2005	1Q05	1Q06
+	Interest Income	9,035.7	11,185.2	11,239.7	17,129.8	3,936.0	4,001.2
-	Interest Expense	5,349.6	8,393.0	8,472.8	13,268.2	3,038.8	2,807.8
=	**Financial Margin**	**3,686.1**	**2,792.2**	**2,766.9**	**3,861.6**	**897.2**	**1,193.4**
-	Unrealized gains/losses (net of deferred taxes)	18.7	149.0	695.0	-60.1	245.6	110.1
-	General Expenses	1,460.0	1,601.5	1,802.0	2,144.4	452.4	639.4
+	Commissions & Fees	777.9	1,278.8	1,700.6	1,664.3	392.5	479.1
+	Patrimonial Reserves Creations	725.9	-227.7	462.5	1,364.6	237.8	239.0
+	Subsidiaries Income	418.4	2,142.2	4,037.3	2,088.5	634.9	519.8
-	Taxes	397.1	286.7	266.8	495.1	272.3	281.8
=	**Free Cash Flow**	**3,732.7**	**3,948.2**	**6,203.4**	**6,399.7**	**1,192.1**	**1,400.0**

Investment by Company

MM Ps.	1Q06 $	1Q06 %	4Q05 $	% chg vs. 4Q05	1Q05 $	% chg vs. 1Q05
Banco Inbursa	24,574.8	73%	24,092.2	2%	24,943.7	-1%
Operadora	520.5	2%	504.4	3%	544.3	-4%
Seguros	3,101.9	9%	2,781.4	12%	3,020.5	3%
Pensiones	2,747.7	8%	2,521.5	9%	10,148.3	-73%
Fianzas	864.6	3%	793.9	9%	899.3	-4%
Inversora	1,496.6	4%	1,456.0	3%	1,182.4	27%
Others	231.0	1%	231.7	0%	94.4	145%
Total	**33,537.1**	**100%**	**32,381.0**	**4%**	**40,833.0**	**-18%**

- *Stockholders' equity of Grupo Financiero Inbursa reached $33,537.1 MM Ps at March 2006, a 4% increase relative to 4Q05 and 18% decrease when compared to 1Q05.*
- *It is worth to point out that this reduction is mainly due the IDEAL spin-off which affected the different subsidiaries of the group according to its stake in Promotora Inbursa as follows; Pensiones Inbursa 86.97%, Banco Inbursa 7.16%, Fianzas 3.07% and Seguros Inbursa 2.80%.*

Sources & Uses of Funds (MM Ps as of March 2006)

MM pesos	SOURCES Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	24,616.0	53,092.0	7,907.0	809.0	6,973.0	**93,397.0**
Seguros Inbursa	3,102.0	-	16,242.0	474.0	528.0	**20,346.0**
Pensiones Inbursa	2,748.0	-	13,693.0	-	41.0	**16,482.0**
Inversora Bursátil	1,496.0	396.4	-	32.6		**1,925.0**
Operadora Inbursa	520.5	17.9	-	66.9	10.0	**615.3**
Fianzas G-Inbursa	864.6	0.1	211.1	-	156.1	**1,231.9**
TOTAL	**33,347.1**	**53,506.4**	**38,053.1**	**1,382.5**	**7,708.1**	**133,997.2**

	USES Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	10,272.9	60,579.0	16,399.0	588.0	5,558.1	**93,397.0**
Seguros Inbursa	3,563.0	511.0	11,779.7	253.0	4,239.3	**20,346.0**
Pensiones Inbursa	3,544.0	-	12,917.0	-	21.0	**16,482.0**
Inversora Bursátil	1,501.4	-	244.1	26.2	153.9	**1,925.6**
Operadora Inbursa	583.5	-		-	31.8	**615.3**
Fianzas G-Inbursa	891.0	56.0	99.0	91.0	94.9	**1,231.9**
TOTAL	**20,355.8**	**61,146.0**	**41,438.8**	**958.2**	**10,099.1**	**133,997.8**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $829,270.4 MM Ps
Assets in Custody: $1,027,260.9 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	1Q06 MM USD	4Q05 MM USD	1Q05 MM USD
Net income under CNBV GAAP	36.8	15.2	68.5
Adjustments on monetary positions	23.7	30.4	11.1
Adjustments on deferred liabilities	13.7	75.7	(11.3)
Others	1.3	(1.0)	0.7
Net Increase	38.8	105.0	0.5
Net Income Under US GAAP	**75.5**	**120.2**	**69.0**

- Under US GAAP Banco Inbursa posted profits of $75.5 MM USD during 1Q06 compared with $36.8 MM USD under the CNBV rules, $38.8 MM USD more. This result is mainly explained by add-backs on monetary positions and deferred liabilities adjustments.

Stockholders' Equity

	1Q06 MM USD	4Q05 MM USD	1Q05 MM USD
Stockholders´equity under CNBV GAAP	2,259.7	2,246.0	2,157.8
Securities Valuation Adjustments	0.0	0.0	0.0
Deferred Taxes	(151.5)	(169.6)	(367.0)
Derivates	147.4	4.9	0.0
Others	(160.6)	(22.0)	191.5
Net Increase	-164.8	-186.7	-175.5
Stockholders´Equity Under US GAAP	**2,094.9**	**2,059.3**	**1,982.3**

- Stockholders' equity resulted in $2,094.9 MM USD under US GAAP in 1Q06. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,259.7 MM USD, $164.8 MM USD more. The difference is basically explained by $147.4 MM USD add backs coming from Derivatives as well as deductions of $151.5 MM USD from Deferred Taxes and other adjustments of $160.6 MM USD.

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $406.5 MM Ps during 1Q06 compared with $786.2 MM Ps obtained during the same period of the previous year, a 48% decrease. This result is explained by the higher administrative expenses, related to the acquisition cost of the Afore, monetary adjustments, reserve creation, losses from subsidiaries and lower market related income.

As of March 2006, Demand Deposits stood at $25,607.5 MM Ps, a 19.6% increase relative to 1Q05. This result is mainly explained by the Inbursa CT account that represented 83% of these deposits.

Financial Margin

As of March 2006 financial margin stood at $879.6 MM Ps, 10.5% and 12.5% increases compared with 1Q06 and 4Q05 respectively, this growth is mainly explained by a reduction on interest expenses even though higher monetary adjustments. Financial margin before monetary position adjustments stood at $1,108.5 MM Ps, representing a 20.1% increase when compared with the same period of the previous year.

Market Related Income

Market related income posted profits of $327.1 MM Ps at the end of March 2006 compared with losses of $400.8 MM Ps during 4Q05. This result is mainly explained by the fixed rate funding swap position due to higher levels of long term interest rates observed during the first quarter of the year.

Loan Loss Reserves

Loan loss reserves increased $435.5 MM Ps during the first quarter of 2006, reaching $7,907.0 MM Ps on accumulated basis. This amount represented 15 times non-performing loans.

When compared with 4Q05 Banco Inbursa's net income grew 205% mainly due to higher level of operations and to the positive results in the funding fixed rate swap position valuation.

Risk Adjusted Net Interest Income

MM Ps	1Q06	4Q05	1Q05
Interest Income	**2,941.1**	**3,028.9**	**2,940.7**
Interest on loans & securities	2,132.8	2,296.9	2,011.2
Repo's interest income	808.3	732.0	929.5
Commissions & Fees	0.0	0.0	0.0
Interest Expenses	**(1,832.6)**	**(1,948.6)**	**(2,017.9)**
Interest on deposits & funding	(1,024.9)	(1,215.3)	(1,125.4)
Repo's interest expense	(807.7)	(733.3)	(892.5)
Commissions & Fees	0.0	0.0	0.0
REPOMO	**(228.9)**	**(298.6)**	**(126.8)**
Financial Margin	**879.6**	**781.7**	**796.0**
Loan Loss Reserves (Net)	(435.5)	(148.5)	(311.9)
Risk Adjusted Net Interest Income	**444.2**	**633.1**	**484.0**

Market Related Income

MM Ps	1Q06	4Q05	1Q05
Financial Instruments Negotiable	(283.6)	(304.0)	(132.0)
Repos	0.1	(6.4)	(5.9)
Securities Purchases and Sales	400.3	447.9	370.5
Derivate Instruments	210.2	(538.3)	349.7
Total	**327.1**	**(400.8)**	**582.4**

Administrative and Promotion Expenses

MM Ps	1Q06	4Q05	1Q05
Personnel	26.8	31.4	25.1
Administrative Expenses	409.5	427.9	269.6
Contributions to IPAB	51.6	50.7	53.0
Depreciations and Amortizations	26.5	33.4	32.6
Administrative and Promotion Expenses	**514.4**	**543.4**	**380.4**

- *Figures in this report are not audited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.*
- *Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2004 audited Financial Statements.*
- *All figures included in this report are in addition to the Financial Statements.*

Earnings from Subsidiaries

Earnings form subsidiaries posted a $67.3 MM Ps losses in 1Q06 compared with profits of $119.6 MM Ps during the same period of the previous year. This result is mainly explained by deferred taxes creations on Sinca Inbursa's 2005 results coming from the realized gains obtained during the year after divesting part of its portfolio in promoted companies. These taxes would only be realized with a dividend payment.

Loan Portfolio and Asset Quality

Loan portfolio stood at $60,579 MM Ps at the end of March 2006, a 8.1% increase relative to December 2005. This growth was achieved through increase on the different segments.

It is worth to recall that 350.6 MM Ps of housing loan portfolio is booked in the insurance company that added to the bank loan portfolio accumulated 1,135.6 MM Ps, 10.1% higher than 1Q05 figure.

Loan Portfolio in Pesos represented 69% of the total Loan Portfolio, 30 basis points lower than the previous year.

Loan loss reserves grew from $7,515 MM Ps in 4Q05 to $7,907 MM Ps in 1Q06, representing a 5.2%, increase and a coverage ratio to non performing loans of 15 times .

Banco Inbursa Selected Ratios

	Mar-06	Mar-05	System Dec '05
Loans / Total Assets	70.2%	66.2%	50.4%
NPL / Loan Portfolio	0.9%	0.6%	1.8%
LLR / NPL (times)	14.6	17.9	2.4
Op. Cost / Fin. Margin + Other Inc	55.4%	34.9%	76.0%

Non Performing Loans

At the end of the quarter, Non Performing loans stood at $540 MM Ps compared to $436 MM Ps as of December 2005, however, it is worth to recall that in the commercial loans the total amount of loans are recorded as non perform on the day following of any default.

Income Statement Selected Figures

MM Ps	1Q06	4Q05	1Q05
OTHER EXPENSES / INCOME	**49.7**	**3.6**	**12.3**
Earnings from dividends	0.0	0.0	0.0
Charge Offs	(0.7)	(6.4)	(9.7)
Recoveries	0.0	0.0	0.0
Repomo	(48.2)	(27.8)	0.1
Other Income	98.5	37.8	21.9
EARNINGS FROM SUBSIDIARIES	**(67.3)**	**147.3**	**119.6**
Sinca Inbursa	(80.2)	133.2	104.8
Siefore Inbursa	12.9	14.1	14.8
MONETARY POSITION RESULTS	**(180.7)**	**326.5**	**127.0**
Repomo - Margin	(228.9)	298.6	126.8
Repomo - Other expenses	48.2	27.8	0.1

Loan Portfolio

MM Ps	1Q06	%	4Q05	%	1Q05
TOTAL LOAN PORTFOLIO	**60,579**	**100%**	**56,064**	**100%**	**59,559**
Commercial	52,104	86%	50,206	90%	54,419
Financial Institutions	2,664	4%	1,094	2%	767
Consumer	3,731	6%	3,459	6%	3,216
Housing	785	1%	866	2%	771
Federal Government	754	1%	0	0%	0
Fobaproa / IPAB	0	0%	0	0%	0
PAST DUE LOANS	**540**	**1%**	**439**	**1%**	**386**
LOAN LOSS RESERVES	**7,907**	**13%**	**7,515**	**13%**	**6,893**

	1Q06	4Q05	1Q05
Pesos	69%	72%	66%
USD	31%	28%	34%
Secured *	78%	85%	80%
Unsecured	22%	15%	20%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	$ MM Ps	%
NPL December 31, 2005	**435.79**	
- Decreases in NPL	**67.75**	**100.0%**
* Recoveries & Restructures	67.75	100.0%
* Write Offs	0.00	0.0%
+ Increases in NPL	**172.41**	**100.0%**
* Exchange rate effects	3.92	2.3%
* New NPL	168.49	97.7%
NPL March 31, 2006	**540.44**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 14.1% market share as of December 2005. Loan portfolio remains well diversified in many sectors such as services, manufacture, transport and entertainment, among others.

Capitalization

Banco Inbursa remains a well capitalized bank with a 21.5% TIER 1 Capital ratio as of February 2006. This figure compares positively with the 13.4% ratio obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee through detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured through stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of March 2006, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $226 MM Ps with its December 2005 portfolio which would have represented 0.8% of its December 2005 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Personal Credits 8%
Government 3%
Educative Services 2%
Food, Restaurants & Hotels 8%
Financial Services 7%
Construction 7%
Commerce 19%
Transport 7%
Entretainment & Telecom 10%
Others 6%
Real State 3%
Manufacture 20%

Capitalization Ratio

MM Ps as of March, 2006	Feb '06	Dec '05	Mar '05	Mkt. Avg. Dec '05
Credit Risk Assets	**59,855.2**	**63,715.6**	**74,319.4**	**1,115,572.5**
Tier 1 Capital	34.9%	33.7%	28.3%	22.1%
Net Capital	35.2%	34.0%	28.6%	23.6%
Credit & Portfolio Risk Assets	**97,146.3**	**92,101.6**	**118,988.3**	**1,839,855.7**
Tier 1 Capital	21.5%	23.3%	17.7%	13.4%
Net Capital	21.6%	23.5%	17.9%	14.3%

Value at Risk * 1Q06 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	41,625	(51)	-0.27%
Equity	(15,505)	(170)	-0.65%
Derivatives	447	(5)	-0.42%
Banco Inbursa	26,566	(226)	-0.79%
TIER 1 CAPITAL (2)	21,276		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 1Q06 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	16,345.6	184.0	2,948.6	18.04%	16.03
MXP	42,259.6	356.3	4,816.8	11.40%	13.52
UDI's*	1,461.4	0.2	141.1	9.66%	878.93
Total	**60,066.6**	**540.4**	**7,906.6**	**13.16%**	**14.63**

* *Both figures, USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $238.7 MM Ps in commissions income during 1Q06. Afore Inbursa posted $18.9 MM Ps profits during the first quarter compared with $49.4 MM Ps during 1Q05, due to the increase of the acquisition cost.

Affiliate Base & Assets Under Management

Assets under management reached $68,587.7 MM Ps during 1Q06 a 57% increase relative to the same period of 2005 and a 9.7% increase vs. 4Q05.

Market share stood at 11.2% in 1Q06. It is worth to point out that Afore Inbursa is ranked the third in the Afore system measured by assets under management.

Affiliate base accumulated 840,268 new clients at the end of 1Q06, a 32.8% increase relative to 1Q05, higher transfers among the Afore system

Active workers base increased 17.8% posting an active workers/affiliate ratio of 39.0% in 1Q06 vs 32.7%, of the same period previous year.

Net Income

During 1Q06, net Income posted $18.9 MM Ps profit compared with a loss of $48.2 MM in 4Q05, as mentioned above, the acquisition cost increase as a result of the commercial strategy was compensated by the increase in comission income due to affiliate base growth.

Selected Figures

MM Ps	1Q06	4Q05	1Q05
Comission Income	238.7	158.7	161.4
Total General Expenses	**(206.7)**	**(218.5)**	**(98.1)**
Administrative Expenses	(17.8)	(21.6)	(16.3)
Operating Expenses	(36.5)	(45.7)	(30.3)
Promotion Expenses	(152.4)	(151.1)	(51.4)
Depreciation & Amortization	(2.9)	(2.8)	(2.8)
Operating Income	33.8	(62.9)	62.3
Other Income	(0.2)	1.4	0.9
REPOMO	(7.7)	(7.5)	(5.2)
Net Income	18.9	(48.2)	49.4
Investments	707.1	648.8	822.0
Fixed Assets	16.0	16.8	15.1
Total Assets	887.5	854.5	1,014.7
Stockholders' Equity	716.4	693.2	920.8

Affiliate Quality

	1Q06	4Q05	1Q05	Mkt. Share Mar-06
Affiliattes (#)	3,402,953	3,252,331	2,562,685	9.6%
Assets Under Mngmt. (MM Ps)	68,587.7	62,546.1	43,693.7	11.2%

	1Q06	4Q05	1Q05	Mkt. Avg Mar-06
Avg. Min. Wages/Affiliate	5.05	5.11	5.15	4.45
Active Workers/Affiliate	39.0%	34.7%	32.6%	37.5%
ROE	10.5%	0.6%	21.5%	24.2%


Assets Under Management
1Q04-1Q06
(MM Ps)
34,424.0
36,041.0
38,244.9
39,190.3
43,693.7
47,371.6
55,202.4
62,546.1
68,587.7
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	1Q06 MM USD	4Q05 MM USD	1Q05 MM USD
Net income under CNSF GAAP	23.0	10.1	14.0
Reserves Adjustments	(0.1)	4.2	0.9
Investments Adjustments	28.4	(17.7)	(14.7)
Deferred Taxes	20.0	(2.7)	0.1
Deferred Acquisition Costs	(12.4)	(1.6)	(3.9)
Monetary Positions Adjustments	(9.5)	(17.8)	8.0
Others	(18.3)	42.1	18.0
Net Increase	8.2	6.6	8.5
Net Income Under US GAAP	**31.1**	**16.8**	**22.5**

- **Seguros Inbursa´s** net income reached $31.1 MM USD during 1Q06 and under US GAAP, $8.2 MM USD more than those registered under the CNSF rules during the same period. This result is mainly explained by $48.4 MM USD add-backs coming from investments adjustments and deferred taxes together with deductions of $40.3 MM USD explained by deferred acquisition cost as well as monetary position adjustments.

Stockholders' Equity

	1Q06 MM USD	4Q05 MM USD	1Q05 MM USD
Stockholders´equity under CNSF GAAP	284.7	259.3	261.3
Adjustments on Assets	58.4	50.5	55.1
Deferred Acquisition Cost	66.5	68.3	62.1
Fixed Assets	(37.0)	(41.1)	(36.4)
Others	28.9	23.3	29.4
Reserves Adjustments	425.7	444.3	393.2
Deferred Taxes	(218.9)	(236.8)	(245.7)
Others	(60.0)	26.6	44.3
Net Increase	263.7	284.6	246.9
Stockholders´Equity Under US GAAP	**548.4**	**543.9**	**508.2**

- **Seguros Inbursa's** Stockholders' equity resulted $548.4 MM USD under US GAAP at the end of March 2006 compared with $284.7 MM USD under the CNSF rules. The difference is basically explained by: $58.4 MM USD, $425.7 MM USD add-backs from assets and reserves adjustments, respectively, and deductions of $218.9 MM USD from deferred taxes.

SEGUROS INBURSA
(Insurance)

Seguros Inbursa´s net income stood at $250.2 MM Ps at the end of March 2006 compared with $162.0 MM Ps obtained in the same period of the previous year. This result is mainly explained by higher operating profits and financial income together with lower reserve provision. When adjusted by Patrimonial Inbursa, Seguros Inbursa´s total premiums increased 8.1% while maintaining and efficient combined ratio of 91.9%.

Financial Information

MM Ps	1Q06	4Q05	1Q05
Direct Premiums	2,053.0	2,558.9	1,969.4
Reserves Provisions	99.0	217.1	167.9
Technical Income	277.5	219.3	180.9
Net Financial Income	156.8	53.7	131.5
Repomo	(103.0)	(184.8)	(92.6)
Net Income	250.2	94.6	162.0
Assets	20,346.4	20,796.1	19,158.6
Investments	15,854.0	15,054.3	15,504.2
Reserves	14,898.8	15,207.6	13,801.6
Stockholders' Equity	3,101.9	2,781.4	3,020.5

Seguros Inbursa and Patrimonial Inbursa's total premiums growth was explained by 16.4% growth in life premiums and 5.5% and 3.7% growth in automobile and P&C businesses, respectively.

Premiums Breakdown

					Seguros + Patrimonial		
Line of business	Breakdown 1Q06	Growth Rate 1Q06 vs 1Q05	Combined Ratio (1Q06)	Combined Ratio (1Q05)	Combined Ratio (1Q06)	Breakdown 1Q06	Growth Rate 1Q06 vs 1Q05
P&C	21.0%	-11.7%	76.8%	69.9%	74.6%	29.3%	3.7%
Automobile	24.7%	5.5%	92.2%	96.0%	92.2%	22.1%	5.5%
Life	42.9%	16.4%	N.A.	N.A.	N.A.	38.4%	16.4%
A & H	11.4%	-0.7%	103.8%	95.8%	95.3%	10.2%	-0.7%
Total	**100%**	**4.7%**	**92.6%**	**93.1%**	**91.9%**	**100%**	**8.1%**

Stockholders' equity of Seguros Inbursa reached from $3,020.5 MM Ps in 1Q05 to $3,101.9 MM Ps in 1Q06.

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	1Q06 MM USD	4Q05 MM USD	1Q05 MM USD
Net income under CNSF GAAP	20.8	(8.9)	27.4
Reserves Adjustments	0.2	1.4	1.0
Investments Adjustments	(1.7)	7.1	0.0
Deferred Taxes	6.8	(21.9)	1.9
Deferred Acquisition Costs	(0.0)	0.1	(0.1)
Monetary Positions Adjustments	12.1	23.1	10.0
Others	(16.0)	(5.6)	(11.3)
Net Increase	1.4	4.1	1.5
Net Income Under US GAAP	**19.4**	**(4.9)**	**28.8**

- Under USGAAP, **Pensiones Inbursa** posted profits of $19.4 MM USD compared with gains of $20.8 MM USD under the CNSF rules, $1.4 MM USD less. This result is explained by add-backs of $18.9 MM USD coming from deferred taxes and monetary position adjustments as well as deductions of $17.7 MM USD explained by investment and other adjustments during the quarter.

Stockholders' Equity

	1Q06 MM USD	4Q05 MM USD	1Q05 MM USD
Stockholders´equity under CNSF GAAP	252.2	235.1	877.9
Investments Adjustmens	141.2	132.8	286.1
Reserves Adjustments	172.7	175.4	158.1
Deferred Taxes	(98.7)	(94.2)	(204.9)
Others	(107.3)	(101.1)	(134.1)
Net Increase	107.9	112.9	105.2
Stockholders´Equity Under US GAAP	**360.1**	**348.0**	**983.1**

- **Pensiones Inbursa's** Stockholders' equity resulted $360.1 MM USD under US GAAP in 1Q06 compared with $252.2 MM USD under the CNSF rules. The difference is basically explained by: $141.2 MM USD and $172.7 MM USD add-backs from investments and reserves adjustments, respectively, and deductions of $98.7 MM USD and $107.3 MM USD from deferred taxes and other adjustments, respectively.

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income reached profits of $226.6 MM Ps during 1Q06, compared with $316.3 MM Ps loss obtained in the same period of the previous year.

Selected Financial Information

MM Ps	1Q06	4Q05	1Q05
Direct Premiums	112.0	190.2	96.1
Reserves Provisions	81.4	94.3	2.8
Acquisition cost	7.5	16.8	(6.8)
Technical Income	(169.9)	(115.8)	(100.0)
Net Financial Income	292.9	227.6	221.5
Repomo	(132.1)	(240.1)	(116.1)
Income from Subs.*	141.0	(163.6)	246.9
Net Income	226.6	(117.2)	316.3
Assets	16,481.9	16,304.6	23,700.5
Investments	16,461.3	16,182.8	23,395.0
Reserves	13,693.0	13,617.4	13,374.0
Stockholders' Equity	2,747.7	2,521.5	10,148.3

**** Promotora Inbursa***

• The reduction in Stockholders' Equity from $10,148.3 MM Ps as of 1Q05 to $2,747.7 MM Ps at the end of 1Q06, is explained by the IDEAL´s spin-off that took place in the second quarter of 2005.

OPERADORA INBURSA
(Mutual Funds)

Funds under management increased from $ 25,055.3 MM Ps to $33,136.7 MM Ps at the end of March, 2005 and 2006, respectively, 32.2% increase.

Funds Under Management
March 2006



Dinbur
$4.4 bn Ps
Gov
40%
MTN's
41%
CD's
Fonibur
$9.8 bn Ps
Stocks
71%
Cd's
29%
IGlobal
$4.5 bn Ps
Gov
38%
Stocks
62%
Fondo Inbursa
$5.6 bn Ps
Gov
30%
Stocks
70%
Cd's
0%
Inburex
$8.8 bn Ps
Cd's
25%
MTN's
61%
Gov
14%

Mutual Funds
(March, 2006)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	4,428.6	6.77%	5.00%	
INBUREX	Fixed Income	8,783.9	7.33%	5.61%	
INBURSA	Stock´s, Bonds $ M.M.	5,595.0	2.09%	8.16%	
FONIBUR	Stock´s, Bonds $ M.M.	9,809.8	1.72%	8.16%	9.33%
IGLOBAL	Stock´s, Bonds $ M.M.	4,519.4	5.39%	8.16%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $38.2 MM Ps during 1Q06, 28.7% higher that the $29.2 MM Ps obtained in 1Q05,

This result was mainly explained by more volume operated in the Mexican Stock Exchange

Select Figures

MM Ps.	1Q06	4Q05	1Q05
Operating Margin	50.7	238.4	87.2
Interest Income	972.0	1,279.0	0.2
Net Income	38.2	169.1	29.7
Total Assets	1,925.6	1,714.9	1,343.7
Investment Portfolio	1,458.1	1,430.2	1,145.9
Stockholders' Equity	1,496.6	1,456.0	1,182.4
Assets in Custody	1,028,773.4	973,152.0	705,657.0

FIANZAS GUARDIANA INBURSA
(Bonds)

Direct premiums increased 6.5% from $113.3 MM Ps to $120.7 MM Ps at the end of March 2005 and 2006, respectively. Technical Income registered a 15.9% decrease during the quarter, from $44.6 MM Ps during 1Q05 to $37.5 MM Ps in 1Q06.

Select Figures

MM Ps	1Q06	4Q05	1Q05
Direct Premiums	120.7	113.2	113.3
Technical Income	37.5	48.5	44.6
Earnings From Investments	4.0	5.5	1.7
Monetary Position	(7.1)	(13.8)	(5.3)
Net Income	107.7	40.8	30.1
Total Assets	1,233.5	1,155.9	1,211.5
Investments	1,036.4	968.1	1,088.3
Reserves	211.1	212.1	217.7
Stockholders' Equity	864.6	793.9	899.3

APPENDIX
Banco Inbursa

CAPITALIZATION

(Constant MM Pesos as of March 31, 2006)

	TIER 1 CAPITAL	**20,840**
STOCKHOLDERS' EQUITY		23,508
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		
LESS:	INVESMENT IN SUBORDINATED DEBT	
	INVESTMENTS IN FINANCIAL INSTITUTIONS	2,221
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	70
	FINANCING GRANTED FOR THE AQUISITION OF SHARES OF THE BANK OR OTHER GROUP SUBSIDIARIES	
	EXCESS ON DEFERRED TAXES	
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	377
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	
	OTHER ASSETS	
	TIER 2 CAPITAL	**187**
CAPITALIZATION INSTRUMENTS		187
GENERAL PREVENTIVE RESERVES		
SUBORDINATED DEBT		
	TIER 1 & 2 CAPITAL	**21,028**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	29,804	2,384
PESO OR UDI REAL INTEREST RATE OPERATIONS	4,031	323
FOREIGN CURRENCY NOMINAL INTEREST RATE	2,109	169
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	28	2
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	771	62
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	624	50
TOTAL	**37,366**	**2,989**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	659	53
GRUOP II (RISK WEIGHT 20 %)	57,602	4,608
GRUOP III (RISK WEIGHT 100 %)		
SUB-TOTAL	**58,260**	**4,661**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,520	122
TOTAL	**59,780**	**4,782**

INVESTMENT IN SECURITIES
March 31, 2006
(Constant 000´s Pesos as of March 31, 2006)

TRADING PORTFOLIO	**6,689,919**
Securities	158,663
Securities Issued by Finantial Institutions	700,015
Bonds	
Government Securities	2,321,844
Other Issues (CPO´s)	3,509,397
SECURITIES HELD FOR SALE	**0**
Government Securities	0
SECURITIES HOLD TO MATURITY	**5,310,726**
Bearer Notes	0
Credit Link	2,993,223
Government Securities	2,317,503

REPURCHASE PORTFOLIO
March 31, 2006
(Constant 000´s Pesos as of March 31, 2006)

REPURCHASE AGREEMENTS	**-172,928**
Cetes	
Bondes	(172,928)
Bankers´ Acceptances	
RESELL AGREEMENTS	**173,251**
Cetes	
Bondes	173,251
Bankers´ Acceptances	

DEFERRED TAXES
March 31, 2006
(Constant 000´s Pesos as of March 31, 2006)

TOTAL DEFERRED TAXES	**768,236**
Negotiable Financial Instruments	2,025
Stocks	1,276
Amort. buy-sell portfolio	5081
Futures 24/48 hrs	92,579
Repos	-8
Forwards	272,834
Swaps	394,449

LOAN PORTFOLIO
(Constant MM Pesos as of March 31, 2006)

	1Q06 PERFORMING LOANS	1Q06 NON PERFORMING LOANS
Commercial	52,131	376
Interbank	2,664	0
Consumer	3,732	77
Mortgages	785	87
Government	754	-
Fobaproa Bonds		
Total	**60,066**	**540**

LOAN PORTFOLIO	1Q06
Total Loan Portfolio	60,606
Loan Loss Reserves	7,907
TOTAL LOAN PORTFOLIO (NET)	**52,699**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	35,469	1,069	15,593	**52,131**
Interbank	1,912	-	752	**2,664**
Consumer	3,346	386	-	**3,732**
Mortgages	779	6	-	**785**
Government	754	-	-	754
Fobaproa Bonds	-	-		-
Total Performing Loans	**42,260**	**1,461**	**16,345**	**60,066**
NON PERFORMING LOANS				
Commercial	192		184	**376**
Interbank				**0**
Consumer	77			**77**
Mortgages	87			**87**
Government				**0**
Fobaproa Bonds				**0**
Total Non Permorming Loans	**356**	**0**	**184**	**540**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at December 31, 2005 (constant million pesos as of March 31, 2006)	**7,537**
- Adjustment for inflation Dec ´05 - Mar ´06	87
Loan Loss Reserves at December, 2005 (million nominal pesos)	**7,450**
+ Provisions recorded during the period	399
+ Currency valuation & other	58
Loan Loss Reserves at March 31, 2006.	**7,907**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of March 31, 2006)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**63,229**	**7,907**
Commercial Loans	**55,130**	**7,494**
Risk "A"	20,577	146
Risk "B"	29,128	3,343
Risk "C"	1,672	463
Risk "D"	529	318
Risk "E"	3,222	3,220
Interbank Loans	**2,664**	**56**
Risk "A"	1,744	11
Risk "B"	920	45
Risk "C"	0	0
Risk "D"	0	0
Risk "E"		
Mortgages Loans	**873**	**65**
Risk "A"	626	2
Risk "B"	145	13
Risk "C"	59	20
Risk "D"	42	29
Risk "E"	0	0
Consumer Loans	**3,808**	**120**
Risk "A"	3,554	18
Risk "B"	128	13
Risk "C"	35	16
Risk "D"	58	42
Risk "E"	33	32
Government Loans	**754**	**151**
Risk "B"	754	151
Aditional Reserves		**21**

MM current Ps as of March, 2006

	PORTFOLIO		REQUIRED RESERVES	
Risk	% of risk	Notional	% in provision	Notional
A	42.4%	26,502	0% - 0.99%	177
B	48.5%	30,322	1% - 19.99%	3,414
C	2.8%	1,767	20% - 59.99%	498
D	1.0%	629	60% - 89.99%	390
E	5.2%	3,255	90% - 100%	3,252
Subtotal	**100%**	**62,475**		**7,732**
Plus:			**Plus:**	
Non-Classified portfolio			Aditional estimates	25
Plus:				
Exceptued portfolio	0.0%			
Total Credit Portfolio	**100%**	**62,475**	**Total Reserves**	**7,757**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING MARCH 31,2005, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF MARCH 31, 2005. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON MARCH 31, 2006

4.- PREVENTIVE RESERVES INCLUDES THE MORTGAGES PORTFOLIO PROVISIONS AS OF MARCH 2006 FOR $1, $4, $13 AND $29 THAT CORRESPONDS TO RISKS "A", "B", "C" AND "D", RESPECTIVELY.

5.- PREVENTIVE RESERVES INCLUDES THE CREDIT PORTFOLIO PROVISIONS AS OF MARCH 2006 FOR $18, $13, $16, $42 AND $31 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

6.- PREVENTIVE RESERVES INCLUDES $4 THAT CORRESPONDS TO ADITIONAL RESERVES FOR UNPAID INTEREST.

7.- PREVENTIVE RESERVES INCLUDES $21 THAT CORRESPONDS TO ADITIONAL RESERVES FOR OPERATIONAL RISKS.

8.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF MARCH 31, 2006.

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Interest Income	130.6	197.7	584.8	405.9	425.9	309.5
Interest Expense	66.7	56.2	431.9	268.3	276.2	154.6
FINANCIAL MARGIN	**63.9**	**141.5**	**152.9**	**137.6**	**149.7**	**155.0**
Loan Loss Provisions	33.8	27.0	39.5	36.2	14.0	42.7
RISK ADJUSTED NII	**30.1**	**114.5**	**113.4**	**101.5**	**135.7**	**112.2**
Premiums	165.8	155.8	169.2	185.8	184.5	182.8
Comissions & Tariffs	22.4	23.4	46.6	36.3	39.0	45.5
Market-Related Income	172.0	87.5	(37.0)	(13.3)	(37.9)	114.6
TOTAL OPERATING INCOME	**390.3**	**381.2**	**292.3**	**310.3**	**321.2**	**455.0**
Aquisiton Cost	31.6	32.8	40.4	32.0	26.7	34.4
Contrctual obligatios & other net Cost	120.3	107.8	117.9	130.9	148.1	131.6
Policies dividends	3.2	1.7	3.2	3.6	2.7	3.6
Other Insurance & Bond reserves	1.3	1.5	1.4	2.4	2.4	2.6
Administrative Expenses	57.2	50.0	68.3	70.8	79.6	84.7
OPERATING INCOME	**176.8**	**187.3**	**61.1**	**70.6**	**61.8**	**198.1**
Other Expenses (Products)	(12.6)	(0.0)	(0.5)	(0.1)	(0.3)	0.3
NET INCOME BEFORES TAXES	**189.4**	**187.4**	**61.6**	**70.7**	**62.1**	**197.8**
Incurred Income Tax	22.3	36.2	30.6	52.4	(30.2)	47.1
Deferred Income Tax	*(22.8)*	*30.9*	*(20.0)*	*(16.8)*	*(50.0)*	*(0.9)*
NET INCOME BEFORE SUBSIDIARIES	**189.8**	**120.4**	**51.0**	**35.1**	142.4	151.6
Participated net income from subs.	1.6	12.5	30.1	10.4	17.1	(5.6)
RESULTS FROM CONTINUED OPERATION	**191.4**	**132.9**	**81.0**	**45.5**	**159.5**	**146.0**
NET INCOME	**191.4**	**132.9**	**81.0**	**45.5**	**159.5**	**146.0**
MINORITY INTEREST	**4.5**	**3.5**	**1.8**	**1.2**	**(2.3)**	**1.7**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
sh & due from Banks	**888.3**	**696.2**	**592.8**	**1,080.9**	**1,200.0**	**778.9**
ıancial Instruments	**5,422.4**	**4,933.9**	**4,280.1**	**3,989.3**	**3,769.8**	**4,154.6**
Negotiable	3,184.2	2,789.9	2,063.6	1,766.9	1,508.7	1,903.6
For Sale	829.1	698.6	736.0	741.7	730.8	713.0
Held to Maturity	1,409.1	1,445.4	1,480.5	1,480.6	1,530.3	1,538.0
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
estments in Real State for Leasing	**11.3**	**13.0**	**11.6**	**11.5**	**11.6**	**11.2**
ɔos & Derivatives	**175.1**	**388.4**	**447.7**	**259.1**	**252.6**	**280.3**
Repo Operations	1.8	3.2	16.8	3.2	14.0	22.4
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	173.2	385.1	431.0	255.9	238.6	257.9
ANS	**4,712.3**	**4,892.7**	**5,021.1**	**4,945.0**	**4,984.8**	**5,340.3**
Commercial	4,330.3	4,481.4	4,576.2	4,480.8	4,479.6	4,611.9
Interbank	72.6	66.3	57.3	60.0	102.0	244.5
Consumer	258.1	278.2	305.3	321.6	322.4	342.5
Housing	51.3	66.7	82.3	82.6	80.7	72.1
Federal Government	0.0	0.0	0.0	0.0	0.0	69.2
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
ST-DUE LOANS	**30.3**	**33.9**	**35.8**	**40.2**	**41.0**	**49.6**
TAL GROSS LOANS	**4,742.6**	**4,926.6**	**5,056.9**	**4,985.2**	**5,025.7**	**5,389.8**
ın Loss Reserves	570.2	596.3	645.9	681.8	700.6	725.9
TAL NET LOANS	**4,172.4**	**4,330.3**	**4,411.0**	**4,303.4**	**4,325.1**	**4,664.0**
ɔeivables,Sundry Debtors & Adv. Payments	697.2	879.9	929.1	1,017.0	712.3	906.5
ed Assets (net)	196.8	191.9	95.2	101.2	121.4	118.4
possessed Assets	1.8	1.8	1.8	2.4	2.4	4.1
·manent Equity Investments	305.5	416.8	301.0	306.1	330.7	326.0
ferred Taxes (net)	0.0	0.0	0.0	0.0	0.0	0.1
ıer assets,deferred charges & intangible	246.3	255.7	250.5	244.0	243.6	269.1
TAL ASSETS	**12,117.0**	**12,107.8**	**11,320.8**	**11,314.9**	**10,969.6**	**11,513.2**

LIABILITIES	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
POSITS	**4,788.9**	**4,600.8**	**4,717.2**	**4,020.4**	**4,290.7**	**4,629.9**
Demand Deposits	1,492.7	1,844.2	1,864.7	2,035.0	2,211.0	2,332.7
Time Deposits	76.7	95.5	108.0	94.5	154.2	2,297.2
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN´ s	3,219.5	2,661.1	2,744.5	1,890.9	1,925.5	0.0
ntingency claim & Premium Reserves	**1,786.5**	**1,803.3**	**1,888.0**	**1,883.6**	**2,073.0**	**2,033.6**
'ERBANK LOANS & OTHER	252.3	228.1	80.1	270.8	172.8	246.6
PO & DERIVATIVES OPERATIONS	**65.7**	**88.6**	**110.9**	**94.4**	**9.1**	**22.4**
Repo Operations	1.8	2.5	15.8	3.2	9.1	22.4
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	63.9	86.1	95.1	91.2	0.0	0.0
HER ACCOUNTS PAYABLE	**1,006.8**	**925.9**	**870.9**	**1,372.0**	**568.2**	**693.9**
Income tax & Employee profit sharing	47.2	69.7	82.5	123.4	69.1	60.2
Other accounts payable	959.7	856.2	788.4	1,248.6	499.1	633.7
FERRED TAXES	717.3	749.3	656.6	659.2	620.1	596.5
FERRED CREDITS	0.1	0.0	0.0	0.1	0.1	0.1
TAL LIABILITIES	**8,617.6**	**8,396.2**	**8,323.7**	**8,300.5**	**7,734.0**	**8,223.0**
STOCKHOLDERS´ EQUITY						
SCRIBED CAPITAL	**1,008.7**	**1,008.7**	**963.9**	**963.9**	**963.9**	**963.9**
Paid-in Capital	1,008.7	1,008.7	963.9	963.9	963.9	963.9
RNED CAPITAL	**2,388.1**	**2,597.2**	**2,017.2**	**2,033.5**	**2,256.1**	**2,309.4**
Retained Earnings	2,244.3	2,630.8	1,919.9	1,903.4	1,932.8	1,724.6
Adjusments for changes in Accounting Principles	(493.5)	(163.0)	(116.6)	(129.4)	(91.6)	438.8
Net Income of the period	637.3	129.4	213.9	259.4	414.9	146.0
ıority Interest	102.5	105.7	16.0	17.0	15.6	16.9
TAL STOCKHOLDERS´ EQUITY	**3,499.3**	**3,711.7**	**2,997.1**	**3,014.4**	**3,235.6**	**3,290.2**
.BILITIES & STOCKHOLDERS' EQUITY	**12,117.0**	**12,107.8**	**11,320.8**	**11,314.9**	**10,969.6**	**11,513.2**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Interest Income	126.1	156.5	342.1	267.0	260.7	188.0
Interest Expense	53.3	55.6	225.4	141.6	146.1	83.4
Financial Margin	**72.8**	**100.9**	**116.6**	**125.4**	**114.6**	**104.6**
Loan Loss Provisions	33.8	27.0	39.4	36.3	14.0	42.7
Risk Adjusted Net Interest Income	**39.0**	**73.9**	**77.3**	**89.1**	**100.6**	**61.9**
Comissions and Fees	11.5	17.9	40.6	28.5	17.3	35.4
Market-Related Income	57.7	39.8	(58.3)	(80.5)	(43.7)	27.8
Operating Revenues	**108.2**	**131.6**	**59.6**	**37.1**	**74.2**	**125.1**
Non-Interest Expense	30.6	30.2	53.1	45.6	41.0	39.1
Operating Income	**77.6**	**101.4**	**6.5**	**(8.6)**	**33.2**	**86.1**
Other Income (Expenses)	0.0	0.0	0.2	(0.2)	0.0	0.0
Earnings Before Taxes	**77.6**	**101.4**	**6.7**	**(8.7)**	**33.2**	**86.1**
Incurred Income Tax & Profit Sharing	1.3	21.7	30.8	24.4	(43.9)	21.9
Deferred Income Tax	(2.9)	20.8	(26.1)	(0.6)	(28.3)	(17.7)
Net Income before Subsidiaries' Net Income	**79.2**	**58.9**	**2.0**	**(32.5)**	**105.4**	**81.9**
Subsidiaries' Net Income	4.3	10.4	26.5	7.2	14.4	(6.2)
Continous Operations' Net Income	**83.5**	**69.3**	**28.6**	**(25.3)**	**119.8**	**75.6**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.1)	(0.3)	(0.0)	(0.0)	0.2	(0.1)
Net Income	**83.4**	**69.0**	**28.5**	**(25.3)**	**120.0**	**75.5**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Cash & Due From Banks	**890.5**	**712.9**	**602.1**	**1,091.6**	**1,208.1**	**783.5**
Financial Instruments	**1,762.6**	**1,301.2**	**1,294.4**	**912.4**	**643.6**	**958.3**
Negotiable	1,476.8	989.9	979.8	608.4	339.3	667.8
For Sale	0.2	0.2	0.2	0.2	0.0	0.0
Held to Maturity	285.6	311.1	314.4	303.9	304.3	290.5
Repos & Derivatives	**128.5**	**323.4**	**440.4**	**258.8**	**247.7**	**261.5**
Repo Operations	0.9	1.6	8.2	0.0	4.9	0.0
Derivatives	127.6	321.9	432.2	258.8	242.8	261.5
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**4,915.2**	**5,118.9**	**5,164.2**	**5,085.1**	**5,185.7**	**5,511.4**
Commercial	4,533.2	4,707.7	4,719.3	4,620.9	4,680.5	4,783.0
Interbank	72.6	66.3	57.3	60.0	102.0	244.5
Consumer	258.1	278.2	305.3	321.6	322.4	342.5
Housing	51.3	66.7	82.3	82.6	80.7	72.1
Federal Government	0.0	0.0	0.0	0.0	0.0	69.2
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**30.3**	**33.4**	**35.8**	**40.2**	**41.0**	**49.6**
Total Gross Loans	**4,945.5**	**5,152.3**	**5,200.0**	**5,125.3**	**5,226.7**	**5,561.0**
Preventive Provision for Credit Risks	**570.2**	**596.3**	**645.8**	**681.7**	**700.6**	**725.8**
Total Net Loans	**4,375.3**	**4,556.0**	**4,554.2**	**4,443.6**	**4,526.1**	**4,835.1**
Receivables & Sundry Debtors	286.7	502.2	548.6	655.5	159.1	429.0
Fixed Assets (net)	34.6	33.7	34.3	33.7	36.7	38.5
Repossessed Property	1.8	1.8	1.8	2.4	2.4	4.1
Permanent Equity Investments	244.6	345.3	250.5	254.2	274.7	270.8
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	46.2	45.3	71.7	51.0	46.6	84.3
TOTAL ASSETS	7,770.8	7,821.8	7,797.9	7,703.1	7,145.0	7,665.2

LIABILITIES	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Deposits	**4,793.7**	**4,608.9**	**4,729.7**	**4,030.2**	**4,349.7**	**4,648.8**
Demand Deposits	1,497.4	1,852.3	1,877.1	2,044.4	2,269.5	2,350.8
Time Deposits	76.7	95.5	108.1	94.9	154.2	134.1
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN´s	3,219.5	2,661.1	2,744.5	1,890.9	1,926.0	2,163.9
Interbank Loans & Other	252.4	227.4	217.8	398.9	201.1	225.0
Repo Operations	0.6	0.8	7.1	0.0	0.0	0.0
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	63.9	86.1	95.1	91.9	0.0	0.0
Other Accounts Payable	553.1	600.5	479.1	922.8	256.8	450.5
Income Tax & Employee Profit Sharing	5.9	21.5	50.4	73.1	25.9	20.3
Deferred Taxes	270.0	289.7	273.6	272.7	248.3	225.7
Deferred Credits	0.1	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**5,939.6**	**5,834.9**	**5,852.8**	**5,789.7**	**5,081.9**	**5,570.4**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
EARNED CAPITAL	**844.2**	**999.7**	**957.9**	**926.2**	**1,076.0**	**1,107.7**
Capital Reserves	231.1	231.1	242.8	242.8	242.8	242.8
Retained Earnings	1,216.7	1,216.7	1,126.0	1,126.0	1,126.0	1,126.0
Adjustment for Changes on Accounting Principles	(812.1)	(521.6)	(511.6)	(518.0)	(488.9)	(340.5)
Net income of the period	204.3	69.0	97.5	72.2	192.2	75.5
Minority Interest	4.3	4.5	3.1	3.2	3.8	3.8
Total Stockholders´ Equity	**1,831.3**	**1,986.8**	**1,945.1**	**1,913.3**	**2,063.1**	**2,094.9**
LIABILITIES & STOCKHOLDERS´ EQUITY	**7,770.8**	**7,821.8**	**7,797.9**	**7,703.1**	**7,145.0**	**7,665.2**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Revenue	**192.8**	**166.9**	**168.2**	**195.6**	**198.2**	**231.7**
Premiums	169.9	147.4	155.0	173.2	180.2	177.8
Investments Net.	22.9	19.4	13.2	22.4	17.9	53.9
Expenses and Claims	**160.1**	**140.9**	**152.4**	**164.0**	**177.8**	**174.8**
Claims and Other Contractual Obligations	100.1	87.4	96.3	109.3	123.4	107.0
Acquisition Cost	31.5	32.6	39.4	31.9	27.0	34.4
Policies Dividends	3.2	1.7	3.2	3.6	2.7	3.6
Other Reserves Increase	(0.4)	0.0	0.0	0.0	0.0	0.0
Operating Expenses	25.7	19.3	13.5	19.3	24.7	29.8
Income Before Subsidiaries Results	**32.7**	**25.9**	**15.8**	**31.6**	**20.4**	**57.0**
Subsidiaries Result	0.9	0.8	0.9	0.2	(0.6)	(0.1)
Income Before Taxes	**33.6**	**26.7**	**16.7**	**31.8**	**19.8**	**56.9**
Income tax	4.7	5.4	(3.2)	5.5	10.1	13.2
Deferred Income tax	(7.1)	(1.2)	1.0	2.2	(7.1)	12.5
Net income	**36.1**	**22.5**	**18.9**	**24.1**	**16.8**	**31.1**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Investments	**1,228.2**	**1,275.5**	**1,318.3**	**1,352.1**	**1,330.6**	**1,377.2**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**650.2**	**682.9**	**718.9**	**746.1**	**728.5**	**757.4**
Fixed Income	650.2	682.9	718.7	746.1	728.5	757.4
Equity	0.0	0.0	0.1	0.0	0.0	0.0
Investements for Sale	**505.3**	**513.8**	**525.4**	**527.6**	**521.5**	**540.0**
Fixed Income	320.7	332.0	341.4	337.4	317.8	373.7
Equity	184.6	181.8	184.0	190.2	203.7	166.3
Held to Maturity Investments	0.0	0.0	0.0	0.0	0.0	0.0
Investments on Real Estate for Leasing	11.3	11.2	11.6	11.5	11.6	11.2
Investments on Subsidiaries	21.6	22.4	11.2	11.3	10.9	10.9
Loans on policies	39.9	45.3	51.2	55.6	58.1	57.7
Cash	1.5	(10.3)	(3.0)	(2.0)	48.3	11.5
Interest Debtors	8.1	4.4	2.6	2.1	0.9	1.6
Premium debtors & Receivable	193.3	178.2	167.9	164.9	224.1	200.2
Reinsurers and receivable	**89.4**	**79.5**	**71.9**	**62.2**	**179.2**	**135.9**
Benefitts and claims	41.1	38.8	31.6	28.5	122.7	80.7
Policies reserves	48.3	40.7	40.3	33.8	56.5	55.2
Deferred Aquisition cost	60.8	62.1	63.5	63.4	68.3	66.5
Fixed Assets, net	42.1	41.5	43.4	43.6	48.4	47.3
Other assets	68.5	81.6	85.8	91.1	89.5	86.0
Total assets	**1,691.9**	**1,712.5**	**1,750.3**	**1,777.4**	**1,989.2**	**1,926.2**

LIABILITIES	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Technical reserves	**791.0**	**800.7**	**839.4**	**821.5**	**973.4**	**942.3**
Unearned premium reserve, claims pending for paid, life & health	357.3	379.2	405.7	397.6	400.6	414.3
Pending claims reserve, accidents & casualties and health	142.0	132.0	136.2	128.9	220.7	183.7
Other insurances fund	64.2	67.1	69.5	70.9	73.5	73.2
Unearned premiums reserve of accident & casualty, and health	227.5	222.4	228.0	224.1	278.7	271.2
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**34.1**	**22.1**	**28.1**	**29.5**	**57.4**	**27.1**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	34.0	22.0	28.0	29.4	57.4	27.0
Deferred taxes	247.4	245.7	258.2	267.0	263.8	262.4
Income tax & profit sharing	14.6	21.8	7.6	14.3	16.1	20.9
Value Added Tax	24.5	23.5	22.9	22.5	29.3	25.5
Other labilities	93.6	90.4	98.6	102.2	105.3	99.6
Total liabilities	**1,205.3**	**1,204.3**	**1,254.7**	**1,257.0**	**1,445.3**	**1,377.8**
STOCKHOLDERS´ EQUITY						
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	79.5	76.9	87.0	88.3	91.4	73.8
Net Income	85.1	22.5	41.4	65.5	82.3	31.1
Retained earnings	305.6	381.9	332.2	329.0	342.9	410.3
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	18.0	28.6	36.4	38.9	28.6	34.5
Gain on valuation of real estate	58.9	58.9	59.3	59.3	59.3	59.3
Total stockholders equity	**486.5**	**508.2**	**495.6**	**520.4**	**543.9**	**548.4**
Total liabilities and stockholders equity	**1,691.9**	**1,712.5**	**1,750.3**	**1,777.4**	**1,989.2**	**1,926.2**

PENSIONES INBURSA
Income Statement
(MM USD)

	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Revenue	**56.7**	**58.3**	**34.9**	**45.0**	**3.3**	**51.7**
Premiums	(13.5)	0.7	5.3	2.1	(6.0)	(4.7)
Investments Net.	70.2	57.6	29.6	42.9	9.3	56.4
Expenses and Claims	**14.5**	**13.7**	**15.7**	**21.3**	**24.0**	**23.0**
Claims and Other Contractual Obligations	15.4	16.1	17.0	17.3	18.0	18.2
Acquisition Cost	0.6	0.6	1.0	1.4	1.5	0.7
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	1.7	1.5	1.4	2.4	2.4	2.6
Operating Expenses	(3.3)	(4.5)	(3.7)	0.3	2.1	1.5
Income Before Taxes	**42.2**	**44.6**	**19.2**	**23.7**	**(20.7)**	**28.7**
Income tax	5.9	4.5	(1.2)	17.6	(1.4)	2.5
Deferred Income tax	(14.6)	11.3	0.3	(15.1)	(14.4)	6.9
Net income	**50.9**	**28.8**	**20.2**	**21.2**	**(4.9)**	**19.4**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Investments	**2,361.5**	**2,309.9**	**1,538.3**	**1,602.6**	**1,641.5**	**1,652.3**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**914.4**	**970.1**	**208.6**	**238.0**	**239.1**	**244.0**
Fixed Income	294.2	337.3	43.5	73.1	71.6	78.4
Equity	620.2	632.7	165.1	164.8	167.6	165.6
Investements for Sale	**126.1**	**141.2**	**163.5**	**188.4**	**177.6**	**161.5**
Fixed Income	124.6	139.7	161.9	186.4	175.1	158.9
Equity	1.5	1.4	1.6	2.0	2.4	2.6
Held to Maturity Investments	1,123.5	1,134.2	1,166.1	1,176.8	1,226.1	1,247.5
Derivatives	45.6	63.3	(1.3)	(2.1)	(4.2)	(3.6)
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	0.6	1.2	1.3	1.6	3.0	3.0
Guarantee investments	151.2	0.0	0.0	0.0	0.0	0.0
Cash	0.4	0.3	5.5	0.5	0.9	1.3
Interest Debtors	28.9	16.4	28.6	19.0	32.3	18.8
Premium debtors & Receivable	32.2	34.0	35.6	33.9	31.7	37.8
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	105.9	104.4	3.3	3.4	3.6	3.4
Other assets	59.3	66.9	12.8	17.4	21.5	12.3
Total assets	**2,588.2**	**2,531.9**	**1,624.2**	**1,676.8**	**1,731.4**	**1,725.9**

LIABILITIES	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Technical reserves	**992.9**	**998.8**	**1,044.6**	**1,057.4**	**1,094.1**	**1,084.3**
Unearned premium reserve, claims pending for paid, life & health	966.7	972.7	1,017.0	1,029.7	1,065.3	1,055.8
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.2	0.0	0.4	0.1	0.2	0.3
Unearned premiums reserve of accident & casualty, and health	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	26.0	26.1	27.3	27.6	28.5	28.2
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	194.6	205.2	114.0	107.4	94.2	99.3
Income tax & profit sharing	12.3	14.2	6.2	15.3	14.1	2.7
Value Added Tax	(3.0)	(3.0)	(0.3)	(0.8)	(1.1)	(1.3)
Other labilities	437.4	333.6	147.5	158.3	182.2	180.8
Total liabilities	**1,634.1**	**1,548.8**	**1,312.1**	**1,337.6**	**1,383.4**	**1,365.8**
STOCKHOLDERS´ EQUITY						
Paid in capital	438.4	438.4	115.0	115.0	115.0	115.0
Other reserves	4.2	3.6	2.3	3.3	2.1	2.2
Net Income	276.2	28.8	49.0	70.2	65.3	19.4
Retained earnings	210.8	486.9	192.9	199.9	214.3	279.0
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(73.7)	(75.8)	(59.9)	(62.9)	(60.5)	(68.5)
Minority Interest	98.2	101.2	12.8	13.8	11.8	13.0
Total stockholders equity	**954.1**	**983.1**	**312.1**	**339.2**	**348.0**	**360.1**
Total liabilities and stockholders equity	**2,588.2**	**2,531.9**	**1,624.2**	**1,676.8**	**1,731.4**	**1,725.9**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Earnings from Investment Sales	0.1	0.2	0.1	0.1	0.1	0.1
Asset Management Income	4.4	4.6	4.8	5.2	5.5	5.9
Earnings form Interest	0.2	0.2	0.4	0.1	0.3	(0.2)
Unrealized Gain on Portfolio Valuation	(0.0)	0.0	0.0	0.0	0.0	0.0
Total Earnings	**4.7**	**5.0**	**5.4**	**5.4**	**5.9**	**5.8**
General Expenses	1.1	0.2	0.2	0.2	0.2	3.1
Total expenses	**1.1**	**0.2**	**0.2**	**0.2**	**0.2**	**3.1**
Earnings Before Taxes	**3.6**	**4.8**	**5.2**	**5.2**	**5.7**	**2.7**
Incurred Income Tax & Profit Sharing	1.1	1.3	1.4	1.5	1.6	0.9
Defferred Income Tax	0.5	0.1	0.8	0.6	0.9	(0.1)
Net Income Before Deferred Accounts	**2.0**	**3.3**	**3.0**	**3.1**	**3.2**	**1.8**
Earnings from subsidiaries	2.6	0.4	2.4	2.1	3.8	0.0
Unadjusted for monetary position result	**4.6**	**3.7**	**5.3**	**5.2**	**7.0**	**1.9**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**4.6**	**3.7**	**5.3**	**5.2**	**7.0**	**1.9**

OPERADORA INBURSA

Balance Sheet
US GAAP
(MM USD)

ASSETS	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	(0.0)
Negotiable Instruments	10.6	10.5	6.2	9.9	7.1	8.9
Sundry Debtors	1.5	1.5	3.9	1.7	1.9	2.0
Permanent investments	35.0	34.9	39.1	41.2	45.6	44.6
Receivable Taxes	0.4	0.4	0.0	3.6	0.0	0.9
TOTAL ASSETS	**47.6**	**47.4**	**49.1**	**56.3**	**54.6**	**56.5**
LIABILITIES						
Sundry Creditors	0.0	0.0	0.0	0.0	0.0	1.6
Payable Taxes	0.4	0.4	3.1	4.6	1.2	0.9
Deferred Income Tax	3.6	3.6	4.7	5.3	6.4	6.1
TOTAL LIABILITIES	**4.0**	**4.0**	**7.9**	**10.0**	**7.6**	**8.7**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	50.8	51.2	51.2	51.2	31.3	53.5
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	16.5	3.7	9.0	14.2	21.1	1.9
Forex effect on Stockholders´equity	(25.4)	(13.0)	(20.5)	(20.6)	(7.0)	(9.2)
TOTAL STOCKHOLDERS´ EQUITY	**43.5**	**43.4**	**41.3**	**46.4**	**47.0**	**47.8**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**47.6**	**47.4**	**49.1**	**56.3**	**54.6**	**56.5**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Revenue	**12.2**	**3.4**	**8.4**	**10.8**	**12.7**	**11.7**	**22.5**
Premiums	5.9	9.7	8.3	9.4	10.9	10.6	10.1
Investments Net.	0.4	(0.0)	0.2	0.4	0.2	0.5	0.4
Earnings (losses) realized on investments	6.0	(6.3)	(0.0)	1.0	1.5	0.6	12.0
Benefitts, Expenses and Claims	**4.5**	**(2.0)**	**4.5**	**5.1**	**3.6**	**5.4**	**6.3**
Benefitts, Claims and Adjustments	3.8	4.7	4.3	4.6	4.3	6.7	6.4
Acquisition Cost	0.1	(0.5)	(0.4)	0.0	(1.2)	(1.8)	(0.7)
Operating Expenses	0.6	(6.2)	0.6	0.5	0.5	0.6	0.5
Income Before Taxes	**7.7**	**5.4**	**3.9**	**5.7**	**9.1**	**6.3**	**16.2**
Income tax	1.4	2.2	1.8	1.4	1.7	2.6	2.9
Deferred Income tax	0.0	0.3	(0.2)	3.5	(4.6)	(1.8)	1.6
Net income	**6.3**	**3.0**	**2.4**	**0.8**	**12.1**	**5.5**	**11.7**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Investments	**81.0**	**84.2**	**94.5**	**77.7**	**83.4**	**88.0**
Negotiable Investments	**29.2**	**34.6**	**40.9**	**45.5**	**45.3**	**71.4**
Fixed Income	29.2	34.6	40.9	45.5	45.3	71.4
Equity	0.0	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**46.3**	**43.5**	**46.9**	**25.5**	**32.1**	**11.5**
Fixed Income	19.7	21.8	21.8	14.0	4.1	3.9
Equity	26.6	21.7	25.0	11.5	28.0	7.6
Loans on policies	5.6	6.1	6.8	6.7	6.0	5.1
Cash	0.2	0.4	0.3	0.1	0.3	0.3
Premium debtors & Receivable	6.5	7.3	8.4	8.4	9.9	8.6
Reinsurers and receivable	**3.5**	**3.5**	**4.1**	**4.9**	**5.7**	**6.2**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	3.5	3.5	4.1	4.9	5.7	6.2
Deferred Aquisition cost	(1.5)	(1.5)	(2.0)	(1.4)	(1.5)	(1.6)
Fixed Assets, net	1.9	1.8	1.8	1.9	1.9	1.9
Other assets	5.5	2.4	(0.4)	0.3	2.2	4.3
Total assets	**97.0**	**98.1**	**106.8**	**91.9**	**101.9**	**107.7**

LIABILITIES	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Technical reserves	**2.6**	**3.8**	**4.0**	**4.7**	**5.5**	**7.0**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	2.5	3.7	3.9	4.6	5.4	6.9
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**0.9**	**1.4**	**1.7**	**1.1**	**0.7**	**0.9**
Retained deposits	0.6	0.6	0.5	0.5	0.5	0.5
Reinsurance premiums and payable	0.4	0.8	1.2	0.6	0.1	0.4
Income tax & profit sharing	7.0	1.3	9.4	7.9	6.6	5.4
Value Added Tax	1.2	3.3	1.6	1.7	1.7	1.8
Other labilities	7.5	7.3	4.9	6.4	9.3	11.0
Total liabilities	**19.2**	**17.1**	**21.5**	**21.9**	**23.8**	**26.1**
STOCKHOLDERS´ EQUITY						
Paid in capital	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	7.2	7.2	13.4	7.1	7.1	4.6
Net Income	17.7	2.4	3.2	15.2	20.7	11.7
Retained earnings	42.6	61.1	58.5	38.0	40.6	55.5
Acummulated Deferred Taxes	(3.5)	(3.5)	(3.6)	(3.6)	(3.7)	(3.6)
Others	2.8	2.8	2.8	2.3	2.3	2.3
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**77.8**	**81.0**	**85.2**	**70.0**	**78.1**	**81.5**
Total liabilities and stockholders equity	**97.0**	**98.1**	**106.8**	**91.9**	**101.9**	**107.7**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Earnings from management and custody	0.0	0.0	0.0	0.0	(0.0)	0.0
Earnings from mutual funds operations	0.0	0.0	0.0	0.0	0.0	2.5
Interest Income	(0.1)	0.0	(0.1)	0.1	0.6	(0.0)
Comissions	12.9	6.9	7.2	9.6	25.4	12.7
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	6.3	2.1	4.9	4.7	5.3	(0.4)
Subsidiaries' Net Income	0.2	0.2	0.2	0.4	0.2	0.2
Other Income	0.4	0.0	0.0	0.0	0.1	0.1
Total Earnings	**19.7**	**9.3**	**12.2**	**14.9**	**31.5**	**15.0**
Interest expenses	0.0	0.0	0.0	0.0	0.4	0.0
Comissions and Fees	1.7	0.9	0.9	1.5	3.2	0.7
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.0	0.0	0.0	0.0	0.0	0.0
General Expenses	6.6	4.0	4.3	4.6	4.1	7.8
Contingency Fund	0.0	0.1	0.0	0.0	0.0	0.1
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.1	0.1	0.1	0.1	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	1.3	1.2	1.2	1.6	5.9	5.5
Incurred Employee Profit Sharing	(0.0)	0.0	0.0	1.3	(1.3)	0.0
Deferred taxes & Employee profit sharing	1.2	0.1	0.6	(0.6)	2.0	(3.9)
Total Expenses	**11.0**	**6.4**	**7.2**	**8.5**	**14.4**	**10.2**
NET INCOME	**8.7**	**3.0**	**5.1**	**6.4**	**17.1**	**4.9**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-04	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06
Cash & Banks	0.0	0.0	0.2	0.0	0.0	0.0	0.0
Financial Instruments	**90.4**	**99.8**	**99.1**	**105.6**	**114.4**	**133.3**	**133.8**
Negotiable	90.4	99.8	99.1	105.6	114.4	133.3	133.8
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	0.6	0.9	1.7	8.5	2.5	9.1	22.4
Other accounts receivable	0.7	0.6	0.2	0.3	0.3	0.5	2.3
Fixed assets,net	2.2	2.5	2.4	2.4	2.3	2.4	2.4
Permanent equity investments	4.1	4.2	4.4	4.6	3.8	3.8	4.0
Other Assets	13.0	7.3	8.2	12.2	13.3	10.4	11.8
TOTAL ASSETS	**111.1**	**115.3**	**116.2**	**133.5**	**136.6**	**159.6**	**176.8**
LIABILITIES							
Repo Operations	0.8	1.2	1.8	8.7	2.5	9.1	22.4
Other Account Payable	**16.6**	**9.8**	**7.4**	**8.9**	**11.2**	**7.7**	**14.0**
Income Tax & Employee profit sharing provision	13.5	6.6	4.3	5.5	7.4	4.4	9.7
Sundry creditors & other accounts payable	3.1	3.2	3.1	3.4	3.8	3.3	4.2
Deferred taxes	4.0	5.3	5.1	6.0	6.7	7.5	2.9
Total Liabilities	**21.3**	**16.3**	**14.3**	**23.6**	**20.4**	**24.3**	**39.3**
STOCKHOLDERS´ EQUITY							
Paid-in capital	25.0	25.0	25.0	31.8	31.8	31.8	31.8
Earned Capital	64.8	74.0	76.9	78.1	84.4	103.5	105.6
Capital reserves	7.8	7.8	7.8	9.3	9.3	9.3	9.3
Retained earnings	27.6	27.6	63.6	54.3	54.3	54.3	85.8
Net income	27.3	36.0	3.0	8.0	14.5	31.5	4.9
Forex effect on Stockholders´equity	2.1	2.6	2.6	6.4	6.2	8.3	5.6
Total Stockholders' Equity	**89.8**	**99.0**	**101.9**	**109.9**	**116.2**	**135.4**	**137.4**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**111.1**	**115.3**	**116.2**	**133.5**	**136.6**	**159.6**	**176.8**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of March 31, 2006

(MM Ps.)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Interest Income	2,978.3	3,192.9	3,936.0	4,441.6	4,294.8	4,460.5	4,001.2
Interest Expense	(2,140.6)	(2,840.0)	(3,038.8)	(3,446.7)	(3,484.2)	(3,301.5)	(2,807.8)
Monetary Position	(265.9)	(448.3)	(136.5)	(54.7)	(131.4)	(323.5)	(248.2)
FINANCIAL MARGIN	**571.8**	**(95.4)**	**760.7**	**940.2**	**679.2**	**835.5**	**945.2**
Loan Loss Provisions	294.4	397.1	312.3	441.2	397.9	148.5	435.6
RISK ADJUSTED NII	**277.4**	**(492.5)**	**448.4**	**499.0**	**281.3**	**687.0**	**509.6**
Comissions & Tariffs	363.1	530.5	392.5	285.7	424.3	561.8	479.1
Market-Related Income	161.4	1,048.9	701.6	(249.4)	(281.7)	(342.3)	314.7
TOTAL OPERATING INCOME	**801.9**	**1,086.9**	**1,542.6**	**535.2**	**423.9**	**906.5**	**1,303.4**
Administrative Expenses	433.1	547.6	452.4	475.8	594.4	621.9	639.4
OPERATING INCOME	**368.8**	**539.3**	**1,090.2**	**59.5**	**(170.5)**	**284.6**	**663.9**
Other Expenses (Products)	(26.4)	(34.9)	(24.1)	(94.5)	(39.5)	(29.4)	(67.2)
NET INCOME BEFORES TAXES	**395.2**	**574.2**	**1,114.3**	**154.0**	**(130.9)**	**313.9**	**731.1**
Income Tax & Employee profit sharing	51.1	34.4	272.3	363.4	276.4	(417.1)	281.8
Deferred Taxes	136.4	206.2	109.7	(248.8)	(303.5)	577.1	(73.8)
NET INCOME BEFORE SUBSIDIARIES	**207.7**	**333.6**	**732.3**	**39.4**	**(103.8)**	**153.9**	**523.1**
Participated net income from subs.	2,047.5	1,041.9	634.9	702.9	542.2	208.5	519.8
RESULTS FROM CONTINUED OPERATION	**2,255.2**	**1,375.5**	**1,367.2**	**742.3**	**438.4**	**362.4**	**1,042.9**
Extraordinary Income	0.0	94.2	0.0	0.0	0.0	28.6	0.0
NET INCOME	**2,255.2**	**1,469.8**	**1,367.2**	**742.3**	**438.4**	**390.9**	**1,042.9**
MINORITARY INTEREST	**2.0**	**0.7**	**2.8**	**0.2**	**(0.0)**	**(2.7)**	**0.0**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of Marchr 31, 2006

ASSETS	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Cash & due from Banks	**10,348.6**	**8,244.2**	**6,706.3**	**12,069.3**	**12,959.2**	**8,528.9**
Financial Instruments	**21,803.8**	**16,371.5**	**15,710.7**	**11,515.6**	**8,580.9**	**12,214.7**
Negotiable	18,482.8	12,773.0	12,205.9	8,153.6	5,317.2	9,049.9
For Sale	2.0	1.9	1.9	1.9	0.0	0.0
Held to Maturity	3,319.0	3,596.6	3,503.0	3,360.2	3,263.7	3,164.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**1,504.8**	**3,771.0**	**5,002.4**	**2,888.9**	**4,050.2**	**4,943.8**
Repo Operations	21.4	50.2	186.6	35.5	152.6	489.6
Securities to be received in credit Operations	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
Derivatives	1,483.3	3,720.8	4,815.8	2,853.3	3,897.5	4,454.2
LOANS	**57,052.3**	**59,108.7**	**57,486.7**	**56,098.7**	**55,351.8**	**59,773.1**
Commercial	52,612.9	54,354.4	52,529.8	50,966.2	49,932.7	51,838.4
Interbank	843.9	766.7	638.1	663.4	1,094.2	2,663.9
Consumer	2,999.6	3,216.3	3,401.4	3,556.3	3,458.7	3,731.3
Housing	595.9	771.3	917.4	912.8	866.1	785.3
Federal Government	0.0	0.0	0.0	0.0	0.0	754.1
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**351.9**	**391.8**	**399.4**	**444.5**	**439.3**	**540.2**
TOTAL GROSS LOANS	**57,404.2**	**59,500.5**	**57,886.1**	**56,543.3**	**55,791.1**	**60,313.3**
Loan Loss Reserves	6,626.1	6,893.0	7,196.8	7,538.1	7,514.6	7,907.2
TOTAL NET LOANS	**50,778.1**	**52,607.5**	**50,689.3**	**49,005.2**	**48,276.5**	**52,406.1**
Receivables,Sundry Debtors & Adv. Payments	3,312.4	5,828.3	6,137.1	7,272.5	1,733.4	4,704.5
Fixed Assets (net)	676.0	658.3	646.7	708.4	859.6	854.1
Repossessed Assets	20.5	20.3	20.3	26.0	25.9	44.3
Permanent Equity Investments	17,354.3	17,999.0	8,965.7	9,477.1	9,661.3	10,241.0
Deferred Taxes (net)	0.0	0.0	0.0	0.0	0.0	1.3
Other assets,deferred charges & intangible	611.9	622.7	933.2	730.4	603.9	1,026.9
TOTAL ASSETS	**106,410.3**	**106,122.9**	**94,811.7**	**93,693.5**	**86,750.8**	**94,965.4**

LIABILITIES	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
DEPOSITS	**55,701.4**	**53,268.0**	**52,691.0**	**44,555.8**	**46,642.2**	**50,623.8**
Demand Deposits	17,396.1	21,403.2	20,909.5	22,602.9	24,334.4	25,599.2
Time Deposits	38,305.3	31,864.8	31,781.5	21,952.9	22,307.8	25,024.6
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	2,933.0	2,636.9	2,434.6	4,416.7	2,162.8	2,455.0
	763.8	**1,024.8**	**1,235.6**	**1,043.8**	**1,393.2**	**2,095.2**
Repo Operations	20.8	29.3	176.4	35.8	152.6	489.4
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	743.0	995.4	1,059.2	1,008.0	1,240.5	1,605.7
OTHER ACCOUNTS PAYABLE	**6,570.1**	**7,313.6**	**6,043.2**	**11,202.6**	**3,141.8**	**5,304.0**
Income tax & Employee profit sharing	96.3	327.8	653.5	940.7	338.6	332.9
Other accounts payable	6,473.7	6,985.8	5,389.7	10,261.9	2,803.1	4,971.1
DEFERRED TAXES	909.8	993.1	757.4	447.5	989.1	908.5
DEFERRED CREDITS	1.0	0.9	0.9	0.9	0.9	0.9
TOTAL LIABILITIES	**66,879.1**	**65,237.2**	**63,162.8**	**61,667.3**	**54,330.1**	**61,387.3**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**14,500.8**	**14,474.6**	**13,761.9**	**13,723.0**	**13,700.1**	**13,743.2**
Paid-in Capital	13,574.5	13,550.0	13,159.0	13,121.7	13,099.8	13,141.1
Share Subscription Premium	926.3	924.6	602.9	601.2	600.2	602.1
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**24,980.5**	**26,358.4**	**17,852.8**	**18,269.1**	**18,681.0**	**19,793.9**
Capital Reserves	3,392.1	3,386.0	2,799.1	2,791.2	2,786.5	2,795.3
Retained Earnings	32,603.6	38,132.2	24,260.1	24,191.5	24,151.1	27,175.0
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(992.3)	(931.8)	(1,145.4)	(1,119.8)	(1,073.5)	(1,064.6)
Surplus (deficit) from Equity Restatement	(15,620.6)	(15,592.4)	(10,167.5)	(10,138.7)	(10,121.8)	(10,153.6)
Net Income of the period	5,597.7	1,364.4	2,106.5	2,544.9	2,938.6	1,041.9
Minority Interest	49.9	52.7	34.2	34.1	39.7	41.0
TOTAL STOCKHOLDERS´ EQUITY	**39,531.3**	**40,885.7**	**31,648.9**	**32,026.2**	**32,420.7**	**33,578.1**
LIABILITIES & STOCKHOLDERS' EQUITY	**106,410.3**	**106,122.9**	**94,811.7**	**93,693.5**	**86,750.8**	**94,965.4**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of March, 2006

CUSTOMER POSITION ACCOUNTS	Mar-06	COMPANY POSITION ACCOUNTS	Mar-06
CUSTOMER CURRENT ACCOUNTS	**(270.1)**	**REGISTRY ACCOUNTS**	**1,032,557.7**
Customer bank balances	0.5	Guarantees granted	
Custumer transaction liquidations	(270.7)	Assets under trust	198,927.8
Client loans	0.0	Assets under custody or administration	829,270.4
		Irrevocable lines of credit granted	2,528.4
CUSTOMER SECURITIES	**1,028,773.4**	Shares held in custody	1,458.1
Assets in custody or under administration	1,027,261.0	Other contingent obligations	373.1
Assets received in guarantee	1,512.4	**REPO OPERATIONS**	
			(361.7)
TRANSACTIONS ON BEHALF OF CUSTOM	**59,642.6**	Receivables on repurchase agreements	111,864.2
Customer Repos	55,874.0	Reporchase agreement creditors	(112,225.9)
Customer Securities Loans	3,768.6		**361.9**
Purchase of Derivatives	0.0	Repurchase agreement debtors	114,275.7
		Payables on repurchase agreements	(113,913.8)
TOTAL CUSTOMER POSITION	**1,088,145.8**	**TOTAL OWN POSITION**	**1,032,557.9**

GRUPO FINANCIERO INBURSA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT MARCH 2006
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2005	**13,141.1**	**602.1**	**2,795.3**	**24,227.1**	**(10,153.6)**	**(1,076.9)**	**2,947.9**	**39.8**	**32,522.7**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2005 results				2,947.9			(2,947.9)		0.0
Dividend payment									
Reserve creation for future aquisition of stocks									
Repurchase of stocks									
Spin - Off									
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							1,041.9		1,041.9
No monetary assets results						12.3			12.3
Minority Interest								1.2	1.2
BALANCE AT MARCH 31, 2006	**13,141.1**	**602.1**	**2,795.3**	**27,175.0**	**(10,153.6)**	**(1,064.6)**	**1,041.9**	**41.0**	**33,578.1**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2006

(MM PS)

	Mar-06
OPERATING ACTIVITIES	
Net Income	1,041.9
Subsidiaries' Income	(519.8)
Depreciation & Amortization	39.1
Loan Loss Reserves	435.6
Market Related Result	257.5
Deferred taxes	(73.8)
	1,180.4
Cash increase (decrease) from funding	3,834.7
Cash increase (decrease) from Loan Portfolio	(4,413.3)
Cash increase (decrease) from Trading Operation	(3,864.3)
Cash increase (decrease) from Derivative Financial Instruments	(183.3)
Cash increase (decrease) in Accounts Payable-Recivable	(1,264.0)
Banking Loans & Other Financial Institutions	285.3
	(5,604.8)
Cash flow from operating activities	**(4,424.4)**
Financing Activities	
Increase (decrease) of Stocholders' Equity	0.0
Dividend payment	0.0
Spin-Off	0.0
Cash Flow From Financing Activities	**0.0**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(46.7)
Decrease of deferred loans	0.0
Decrease on personnel loans	0.0
Cash Flow From Investment Activities	**(46.7)**
Net Increase in Cash	**(4,471.1)**
Cash at beginning of the period	**13,000.0**
Cash at end of period	**8,528.9**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of March, 2006)	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Interest Income	2,419.3	2,940.7	3,327.9	3,209.4	3,028.9	2,941.1
Interest Expense	1,998.1	2,017.9	2,221.1	2,166.6	1,948.6	1,832.6
Monetary Position	(415.6)	(126.8)	(51.0)	(121.4)	(298.6)	(228.9)
Financial Margin	**5.7**	**796.0**	**1,055.7**	**921.4**	**781.7**	**879.6**
Loan Loss Provisions	397.1	311.9	440.2	399.2	148.5	435.5
Risk Adjusted Net Interest Income	**(391.5)**	**484.0**	**615.6**	**522.2**	**633.1**	**444.2**
Comissions and Fees	395.5	324.5	214.9	335.3	319.4	351.6
Market-Related Income	856.7	582.4	(489.2)	(638.2)	(400.8)	327.1
Operating Revenues	**860.8**	**1,390.9**	**341.2**	**219.3**	**551.7**	**1,122.9**
Non-Interest Expense	427.8	380.4	404.7	520.1	543.3	514.4
Operating Income	**433.0**	**1,010.5**	**(63.5)**	**(300.9)**	**8.3**	**608.4**
Other Income (Expenses)	10.0	8.8	78.6	21.3	3.6	49.7
Earnings Before Taxes	**443.0**	**1,019.3**	**15.1**	**(279.6)**	**11.9**	**658.1**
Incurred Income Tax & Profit Sharing	1.9	240.4	331.1	239.6	(502.9)	212.3
Deferred Income Tax	186.6	109.4	(265.6)	(318.4)	560.0	(29.0)
Net Income Before Subsidiaries' Net Income	**254.5**	**669.5**	**(50.4)**	**(200.8)**	**(45.1)**	**474.8**
Subsidiaries' Net Income	51.9	119.6	300.2	74.8	147.3	(67.3)
Continous Operations' Net Income	**306.4**	**789.1**	**249.8**	**(125.9)**	**102.2**	**407.5**
Discontinued Operations & Extraordinary Items	94.2	0.0	0.0	0.0	28.6	0.0
Minority Interest	(0.7)	(2.8)	(0.2)	0.0	2.7	(1.1)
Net Income	**399.9**	**786.2**	**249.6**	**(125.9)**	**133.5**	**406.5**

BANCO INBURSA

Consolidated Balance Sheet (MM Ps as of March, 2006)

Assets	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Cash & Due From Banks	**10,348.5**	**8,240.1**	**6,708.6**	**12,069.0**	**12,958.1**	**8,534.0**
Financial Instruments	**20,482.6**	**15,041.4**	**14,421.7**	**10,088.8**	**6,903.2**	**10,439.7**
Negotiable	17,161.7	11,442.8	10,916.8	6,726.8	3,639.5	7,274.9
For Sale	2.0	1.9	1.9	1.9	0.0	0.0
Held to Maturity	3,319.0	3,596.6	3,503.0	3,360.2	3,263.7	3,164.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**1,493.7**	**3,738.7**	**4,906.8**	**2,861.5**	**3,949.9**	**4,699.7**
Repo Operations	10.4	17.9	91.0	8.2	52.4	245.5
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,483.3	3,720.8	4,815.8	2,853.3	3,897.5	4,454.2
LOANS	**57,119.5**	**59,173.5**	**57,539.2**	**56,225.9**	**55,625.1**	**60,038.5**
Commercial	52,680.1	54,419.3	52,582.3	51,093.4	50,206.1	52,103.8
Interbank	843.9	766.6	638.1	663.4	1,094.2	2,663.9
Consumer	2,999.6	3,216.3	3,401.4	3,556.3	3,458.7	3,731.3
Housing	595.9	771.3	917.4	912.8	866.1	785.3
Federal Government	0.0	0.0	0.0	0.0	0.0	754.1
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**351.9**	**385.6**	**399.4**	**444.5**	**439.2**	**540.1**
Total Gross Loans	**57,471.4**	**59,559.1**	**57,938.6**	**56,670.4**	**56,064.4**	**60,578.6**
Preventive Provision for Credit Risks	**(6,626.1)**	**(6,892.7)**	**(7,195.5)**	**(7,538.0)**	**(7,514.5)**	**(7,907.0)**
Total Net Loans	**50,845.3**	**52,666.5**	**50,743.1**	**49,132.4**	**48,549.8**	**52,671.6**
Receivables,Sundry Debtors & Adv. Payments	3,283.7	5,805.2	6,112.1	7,247.3	1,706.6	4,673.8
Fixed Assets (net)	519.6	505.9	498.7	491.8	515.9	543.7
Repossessed Property	20.5	20.3	20.3	26.0	25.9	44.3
Permanent Equity Investments	3,353.3	3,471.8	2,837.0	2,888.5	3,034.1	2,997.6
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	526.5	512.8	769.0	532.6	467.2	885.2
TOTAL ASSETS	90,873.8	90,002.6	87,017.3	85,337.9	78,110.7	85,489.7

LIABILITIES	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Deposits	**55,706.6**	**53,276.9**	**52,697.8**	**44,561.2**	**46,657.0**	**50,641.4**
Demand Deposits	17,401.3	21,411.7	20,914.1	22,604.6	24,343.4	25,607.5
Time Deposits	38,305.3	31,865.2	31,783.8	21,956.6	22,313.6	25,033.9
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	2,933.0	2,629.2	2,427.0	4,411.2	2,157.4	2,450.6
Repo Operations	6.7	9.0	79.4	8.5	52.4	245.2
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	743.0	995.4	1,059.2	1,008.0	1,240.5	1,605.7
Other Accounts Payable	6,427.0	6,941.5	5,338.6	10,203.1	2,754.6	4,907.2
Income Tax & Employee Profit Sharing	15.5	259.6	555.6	802.4	272.0	214.8
Deferred Taxes	810.0	893.9	641.4	317.6	844.1	808.3
Deferred Credits	1.0	0.9	0.9	0.9	0.9	0.9
TOTAL LIABILITIES	**66,642.7**	**65,006.4**	**62,800.0**	**61,312.7**	**53,979.0**	**60,874.1**
SUSCRIBED CAPITAL	**14,448.5**	**14,422.4**	**14,454.2**	**14,413.3**	**14,389.2**	**14,434.5**
Paid-in Capital	14,448.5	14,422.4	14,454.2	14,413.3	14,389.2	14,434.5
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**9,782.6**	**10,573.8**	**9,763.2**	**9,611.8**	**9,742.5**	**10,181.0**
Capital Reserves	4,598.1	4,589.8	4,682.6	4,669.3	4,661.5	4,676.2
Retained Earnings	13,346.6	14,689.0	13,673.2	13,634.5	13,611.8	14,701.3
Income of Changes on Accounting Principles	222.8	242.3	145.2	144.0	149.8	150.5
Available for Sale	(0.0)	(0.0)	(0.0)	(0.0)	0.0	0.0
Surplus (deficit) from equity restatement	(9,803.8)	(9,786.0)	(9,807.6)	(9,779.8)	(9,763.5)	(9,794.3)
Net income of the period	1,369.0	786.2	1,035.8	909.9	1,043.4	406.5
Minority Interest	49.8	52.5	34.0	34.0	39.5	40.8
Total Stockholders´ Equity	**24,231.1**	**24,996.2**	**24,217.4**	**24,025.1**	**24,131.7**	**24,615.6**
LIABILITIES & STOCKHOLDERS´ EQUITY	**90,873.8**	**90,002.6**	**87,017.3**	**85,337.9**	**78,110.7**	**85,489.7**

MEMORANDUM ACCOUNTS

(MM Ps as of March 2006)	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Guarantees Granted	0.0	0.0	0.0	0.0	0.0	0.0
Other Contingent Obligations	7,104.9	140.5	1.9	1.9	0.0	0.0
Irrevocable Lines of Credit Granted	3,345.0	2,890.7	2,828.4	2,852.1	2,828.1	2,528.4
Goods in Trust or Mandate	183,978.3	187,011.0	182,339.7	192,253.7	199,101.1	198,927.8
Investment Banking Operations on Behalf of Third Parties	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	599,722.4	556,630.9	453,133.1	659,450.3	793,570.7	828,686.9
Loan Portfolio Clasification	0.0	0.0	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	0.0	0.0	0.0	0.0	0.0	0.0
Other accounts	613,327.2	631,205.5	662,211.9	657,177.6	662,217.7	608,048.6
	1,407,477.7	**1,377,878.5**	**1,300,515.0**	**1,511,735.6**	**1,657,717.7**	**1,638,191.7**
Receivables on Repurchase Agreements	35,074.7	38,080.1	39,731.1	37,674.6	51,283.6	55,990.2
Repurchase Agreement Creditors	35,067.1	38,075.2	39,786.5	37,681.0	51,266.6	56,163.1
Net	**7.6**	**4.9**	**(55.4)**	**(6.4)**	**17.0**	**(172.9)**
Repurchase Agreement Debtors	11,870.7	31,533.4	34,750.9	37,972.9	51,266.6	58,213.0
Payables on Repurchase Agreements	11,874.6	31,529.4	34,683.9	37,966.8	51,283.6	58,039.8
Net	**(3.9)**	**4.1**	**67.0**	**6.1**	**(17.0)**	**173.3**

BANCO INBURSA, S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT MARCH 2006
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2005	**14,435.0**	**0.0**	**4,594.0**	**13,334.0**	**(9,794.0)**	**223.0**	**1,368.0**	**50.0**	**24,210.0**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									0.0
Transfer of 2005 results				2,414.0			(1,368.0)		0.0 1,046.0
Reserves creation			137.0	(137.0)					0.0 0.0
Dividens Payment				(330.0)					0.0 (330.0)
Others			(54.0)	(580.0)					0.0 (634.0)
CHANGES INHERENT TO OPERATION									0.0
Net Income for the exercise							406.0		U.U 406.0
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									0.0
No monetary assets results						(72.0)			0.0 (72.0)
Others								(9.0)	(9.0)
BALANCE AT MARCH 31. 2006	14,435.0	0.0	4,677.0	14,701.0	(9,794.0)	151.0	406.0	41.0	24,617.0

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2006

(MM PS)

	Mar-06
OPERATING ACTIVITIES	
Net Income	406.5
Subsidiaries' Income	67.3
Depreciation & Amortization	26.5
Loan Loss Reserves	435.5
Market Related Result	66.5
Extraordinary Losses	0.0
Minoritary Interest	0.0
Provision for diverse obligations	(58.0)
Deferred taxes	0.0
	944.2
Cash increase (decrease) from funding	3,837.5
Cash increase (decrease) from Loan Portfolio	(3,100.5)
Decrease or Increase in treasury transactions	(6,081.8)
Cash increase (decrease) from Derivative Financial Instruments	0.0
Banking Loans & Other Financial Institutions	286.4
Other increase (decrease) related with the operation	0.0
Repo Operations	0.0
	(5,058.3)
Cash flow from operating activities	**(4,114.1)**
Financing Activities	
Dividends Payment	0.0
Spin-Offs	0.0
Cash Flow From Financing Activities	**0.0**
Investments Activities	
Buy(sell) of fixed permanent stocks	757.1
Buy(sell) of fixed assets	26.1
Receivables,Sundry Debtors & Adv. Payments	
Deferred Charges	
Repossessed Property	
Other financing activities	
Other Accounts Payable & Recievable	
Cash Flow From Investment Activities	**783.2**
Net Increase in Cash	**(3,330.9)**
Cash at beginning of the period	
Cash at end of period	**(3,330.9)**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of March, 2006)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Earnings from Investment Sales	0.3	1.3	2.2	1.5	0.9	1.0	1.0
Asset Management Income	49.0	49.6	53.2	54.5	55.9	56.9	62.6
Earnings form Interest	0.2	0.1	0.8	0.3	0.1	0.0	0.1
Unrealized Gain on Portfolio Valuation	0.4	1.7	1.6	4.6	1.2	3.1	(2.0)
Total Earnings	**50.0**	**52.8**	**57.8**	**60.9**	**58.2**	**61.0**	**61.6**
General Expenses	1.9	12.8	2.8	2.5	2.2	2.3	33.2
Total expenses	**1.9**	**12.8**	**2.8**	**2.5**	**2.2**	**2.3**	**33.2**
Earnings Before Taxes	**48.1**	**40.0**	**55.0**	**58.4**	**56.0**	**58.7**	**28.4**
Incurred Income Tax & Profit Sharing	21.2	17.6	17.2	25.0	23.1	26.3	9.2
Net Income Before Deferred Accounts	**26.8**	**22.4**	**37.8**	**33.4**	**32.9**	**32.4**	**19.3**
Earnings from subsidiaries	20.4	29.4	4.7	26.8	23.3	40.4	0.5
Unadjusted for monetary position result	**47.2**	**51.8**	**42.4**	**60.2**	**56.2**	**72.8**	**19.8**
Monetary position	**(5.9)**	**(10.4)**	**(3.2)**	**(1.3)**	**(2.9)**	**(7.0)**	**(6.0)**
Net income result actualization	1.5	3.5	0.1	0.0	0.9	2.5	0.1
Net income	**42.9**	**44.8**	**39.3**	**58.9**	**54.1**	**68.4**	**13.9**

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of March, 2006)

ASSETS	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	122.8	165.1	68.9	109.6	76.3	97.6
Sundry Debtors	22.7	18.2	18.3	19.0	20.5	21.7
Provisional Payments	0.0	0.0	0.0	0.0	0.0	10.2
Permanent investments	407.2	408.6	435.3	455.0	489.2	485.9
Receivable Taxes	0.0	13.8	24.6	39.3	0.0	0.0
TOTAL ASSETS	**552.7**	**605.7**	**547.2**	**623.0**	**586.0**	**615.3**
LIABILITIES & STOCKHOLDERS' EQUITY						
Sundry Creditors	0.0	0.0	0.1	0.0	0.0	17.9
Payable Taxes	4.5	17.9	34.7	51.1	13.3	10.0
Deferred Income Tax	42.2	43.4	52.7	59.1	68.3	67.0
TOTAL LIABILITIES	**46.7**	**61.4**	**87.5**	**110.2**	**81.6**	**94.8**
STOCKHOLDERS' EQUITY						
Stockholders' Equity	22.4	22.4	22.4	22.4	22.3	22.4
Legal Reserve	4.2	4.2	4.2	4.2	4.1	4.2
Retained Earnings	354.2	529.1	385.6	384.5	307.7	530.6
Surplus (deficit) from equity restatement	(50.6)	(50.6)	(50.7)	(50.5)	(50.4)	(50.6)
Net income	175.8	39.3	98.2	152.3	220.7	13.9
TOTAL STOCKHOLDERS´ EQUITY	**506.0**	**544.3**	**459.7**	**512.8**	**504.4**	**520.5**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**552.7**	**605.7**	**547.2**	**623.0**	**586.0**	**615.3**

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of March, 2006)	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Commisions & Tariffs	135.4	69.1	71.2	89.6	243.4	153.8
Earnings From Services	**135.4**	**69.1**	**71.2**	**89.6**	**243.4**	**153.8**
Income from sale of securities	137.3	121.7	204.6	327.6	20.9	172.6
Interest Income	(1.7)	0.2	(0.7)	3,067.4	1,279.0	972.0
Interest Expense	(132.5)	(93.0)	(179.7)	(3,369.5)	(1,274.9)	(966.1)
Unrealized gain on Portfolio Valuation	53.2	(4.1)	30.7	27.7	34.4	(183.0)
Monetary Position	(23.1)	(6.7)	(2.5)	(7.3)	(18.6)	(14.4)
Financial Margin	**33.1**	**18.1**	**52.3**	**45.9**	**40.8**	**(18.8)**
Operating Income	**168.5**	**87.2**	**123.6**	**135.5**	**284.2**	**135.0**
General Expenses	80.5	47.5	50.4	52.0	45.8	84.3
Operating Margin	**88.0**	**39.7**	**73.1**	**83.4**	**238.5**	**50.7**
Other Expenses (Income)	(5.0)	(0.4)	(0.3)	(0.3)	(0.8)	(0.6)
Net Income Before Income Tax & Profit Sharing	**93.1**	**40.1**	**73.5**	**83.8**	**239.3**	**51.3**
Incurred Income Tax & Profit Sharing	16.3	14.0	13.8	17.0	64.8	58.0
Deffered Income Tax	13.9	(1.4)	7.5	8.1	7.0	(42.8)
Net Income Before Subsidiaries' Net Income	**62.8**	**27.5**	**52.2**	**58.6**	**167.4**	**36.2**
Subsidiaries' Net Income	2.2	2.2	2.0	4.5	1.7	2.1
Net Income	**65.0**	**29.7**	**54.2**	**63.1**	**169.2**	**38.2**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of March, 2006)

ASSETS	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Cash & Banks	**0.4**	**2.6**	**0.1**	**0.1**	**0.5**	**0.1**
FINANCIAL INSTRUMENTS	**1,160.0**	**1,145.9**	**1,176.6**	**1,265.2**	**1,430.2**	**1,458.1**
Negotiable	1,160.0	1,145.9	1,176.6	1,265.2	1,430.2	1,458.1
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**10.7**	**19.5**	**95.0**	**27.3**	**100.2**	**244.1**
Repo Operations	10.7	19.5	95.0	27.3	100.2	244.1
Other accounts receivable	7.5	2.9	3.3	3.7	4.9	25.3
Fixed assets,net	28.6	27.3	26.4	25.8	26.0	26.2
Permanent equity investments	48.5	50.5	50.8	41.9	41.3	43.3
Other Assets	84.4	95.0	135.8	146.6	112.0	128.6
TOTAL ASSETS	**1,340.2**	**1,343.7**	**1,487.9**	**1,510.6**	**1,714.9**	**1,925.6**
LIABILITIES & STOCKHOLDERS' EQUITY						
LIABILITIES						
Securities & Derivatives	**14.1**	**20.3**	**97.0**	**27.3**	**100.2**	**244.3**
Repo Operations	14.1	20.3	97.0	27.3	100.2	244.3
Other Account Payable	**114.2**	**85.7**	**99.1**	**124.2**	**82.6**	**152.1**
Income Tax & Employee profit sharing provision	76.6	49.8	61.0	81.9	46.9	106.2
Sundry creditors & other accounts payable	37.6	35.8	38.1	42.3	35.6	45.9
Deferred taxes	57.1	55.3	62.8	70.3	76.2	32.7
Total Liabilities	**185.4**	**161.3**	**258.9**	**221.8**	**259.0**	**429.0**
STOCKHOLDERS' EQUITY						
Suscribed capital	**607.6**	**606.5**	**686.4**	**684.4**	**683.3**	**685.4**
Paid-in capital	607.6	606.5	686.4	684.4	683.3	685.4
Earned Capital	**547.2**	**575.9**	**542.7**	**604.4**	**772.7**	**811.2**
Capital reserves	69.1	69.0	87.1	86.8	86.7	87.0
Retained earnings	326.7	687.8	582.5	580.9	579.9	898.9
Valuation effect in assoc. & affiliated companies	35.0	34.9	35.2	35.0	34.9	32.8
Surplus (deficit) of equity restatement	(246.0)	(245.5)	(246.1)	(245.4)	(245.0)	(245.7)
Net income	362.4	29.7	83.9	147.0	316.2	38.2
Stockholders' Equity	**1,154.8**	**1,182.4**	**1,229.0**	**1,288.8**	**1,456.0**	**1,496.6**
Total Liabilities & Stockholders´ Equity	**1,340.2**	**1,343.7**	**1,487.9**	**1,510.6**	**1,714.9**	**1,925.6**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of March, 2006)	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Premiums written	2,784.4	1,969.4	2,023.8	1,999.6	2,558.9	2,053.0
Premiums ceded	494.0	249.6	350.7	355.0	609.2	252.3
Retained Premiums	**2,290.4**	**1,719.8**	**1,673.0**	**1,644.6**	**1,949.7**	**1,800.6**
Increased in reserve for unearned premiums	**310.1**	**167.9**	**326.8**	**(64.2)**	**217.1**	**99.0**
Retained earned premiums	**1,980.4**	**1,551.9**	**1,346.3**	**1,708.8**	**1,732.6**	**1,701.6**
Net Acquisition Cost	**358.1**	**328.5**	**363.2**	**276.9**	**240.8**	**236.4**
Commisions to agents	171.3	152.6	148.6	138.7	180.1	147.8
Additional compensation to agents	103.5	105.0	130.5	99.2	48.2	50.9
Commisions for re-insurance taken	0.1	1.2	(0.1)	6.5	(0.0)	0.1
Commisions for re-insurance given	(92.2)	(49.7)	(48.3)	(74.4)	(100.6)	(40.8)
Coverage on losses excess	41.6	44.1	40.4	36.8	40.7	43.0
Others	133.7	75.2	92.1	70.2	72.4	35.4
Net cost of claims and contractual obligations	**1,113.4**	**1,042.5**	**1,100.4**	**1,268.0**	**1,272.5**	**1,187.8**
Claims and other contractual obligations	1,114.1	1,062.8	1,084.4	1,267.5	1,825.1	1,127.4
Claims recovered from re-insurance	0.8	20.3	(16.0)	(0.4)	552.6	(60.4)
Other claims	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**509.0**	**180.9**	**(117.4)**	**163.9**	**219.3**	**277.5**
Net Increase in other technical reserve	**(13.6)**	**(10.3)**	**17.6**	**(2.6)**	**(54.2)**	**0.7**
Catastrophic risks reserves	85.6	(9.5)	16.3	(1.7)	39.1	0.7
Preventions reserves	(99.1)	(0.7)	(0.0)	(0.9)	(93.2)	0.0
Contingency claim reserves	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)
Other reserves	(0.0)	(0.0)	1.3	(0.0)	(0.0)	(0.0)
Gross profit	**522.5**	**191.2**	**(135.0)**	**166.5**	**273.5**	**276.8**
Net operating expenses	**166.8**	**138.3**	**140.5**	**116.1**	**273.2**	**178.4**
Administrative and operating expenses	(83.6)	(100.8)	(101.7)	(130.0)	21.8	(57.8)
Personnel expenses	238.5	227.0	230.3	234.3	239.0	222.9
Depreciation and amortization	11.8	12.1	12.0	11.9	12.4	13.3
Operating Profits	**355.8**	**52.9**	**(275.5)**	**50.4**	**0.3**	**98.3**
Net Financial Income	**146.0**	**131.5**	**323.7**	**221.6**	**53.7**	**156.8**
On investments	87.0	143.4	192.6	100.5	50.1	49.7
Investments sales	223.7	48.2	43.2	110.4	165.9	117.9
Investments revaluation	28.2	1.6	102.2	89.7	23.8	34.1
Charges on premiums	20.5	20.5	21.0	21.1	21.5	21.1
Others	5.6	10.1	0.7	7.6	2.0	4.7
Forex	2.6	0.3	(34.7)	0.3	(24.8)	32.2
REPOMO	(221.6)	(92.6)	(1.2)	(108.0)	(184.8)	(103.0)
Income before income taxes & employee profit sharing	**501.8**	**184.4**	**48.2**	**272.0**	**54.0**	**255.1**
Provision for income tax	77.7	50.2	1.0	84.7	47.4	58.8
Provision for employee profit sharing	31.1	16.9	4.0	28.7	8.5	20.5
Subsidiaries results	77.3	44.7	56.6	39.8	96.6	74.4
Net income	**470.3**	**162.0**	**99.8**	**198.4**	**94.7**	**250.2**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of March, 2006)

ASSETS	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Investments	**15,140.0**	**15,504.2**	**15,385.4**	**15,626.4**	**15,054.3**	**15,854.0**
Securities	**13,846.1**	**14,170.1**	**14,002.1**	**14,195.3**	**13,579.9**	**14,310.6**
Government	7,443.8	7,710.5	7,708.7	7,871.9	7,424.7	7,766.9
Private companies	4,690.2	4,807.4	4,557.5	4,472.3	4,291.0	4,881.2
Debt Instruments	3,508.0	3,618.6	3,644.2	3,569.1	3,335.4	3,995.7
Equities	1,182.2	1,188.8	913.4	903.1	955.6	885.5
Net unrealized gain on valuation	1,621.0	1,603.1	1,708.7	1,828.8	1,856.3	1,645.5
Interest debtors	91.1	49.1	27.2	22.3	8.0	17.0
Loans	**354.3**	**396.5**	**447.6**	**497.4**	**506.7**	**511.3**
On policies	132.0	130.0	133.2	135.1	135.5	139.0
Secured	218.6	260.1	295.4	340.9	353.6	350.6
Unsecured	0.0	0.0	0.3	0.3	0.3	0.3
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	5.1	7.2	19.2	21.6	27.1	31.3
Interest debtors	1.7	2.4	2.6	2.7	3.1	3.0
Allowance for write-offs	(3.1)	(3.1)	(3.1)	(3.1)	(12.8)	(12.7)
Real estate	**939.6**	**937.7**	**935.7**	**933.7**	**967.7**	**1,032.1**
Real estate	56.2	55.7	55.7	55.2	83.5	88.9
Net unrealized gain on valuation	941.8	942.2	942.2	942.7	945.2	1,006.1
Depreciation	(58.3)	(60.3)	(62.3)	(64.3)	(61.1)	(62.9)
Investments for labor obligations	660.0	681.2	729.5	751.0	727.2	760.5
Current assets	**11.7**	**(124.3)**	**(39.1)**	**(27.0)**	**508.3**	**119.2**
Cash and banks	11.7	(124.3)	(39.1)	(27.0)	508.3	119.2
Debtors	**2,274.2**	**2,099.2**	**1,916.9**	**1,898.2**	**2,495.0**	**2,276.5**
Premium debtors	2,097.3	1,891.0	1,679.3	1,643.9	2,268.6	2,043.1
Agents and adjusters	3.2	4.5	4.7	0.0	2.7	1.1
Notes receivable	50.8	55.6	54.7	54.3	61.4	58.0
Employee loans	57.9	71.3	68.1	62.6	55.0	58.6
Other	86.8	99.2	133.5	161.6	139.2	148.2
Allowance for write-offs	(21.8)	(22.6)	(23.5)	(24.2)	(31.9)	(32.5)
Reinsurers and rebonders	**646.5**	**647.1**	**569.1**	**512.4**	**1,202.5**	**856.0**
Insurance and bonding companies	81.7	97.9	120.8	99.2	38.1	41.9
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	563.9	548.3	447.4	412.4	1,163.6	813.3
Reinsurens share of unearned premiums	0.3	0.3	0.3	0.3	0.3	0.3
Other assets	**256.0**	**351.2**	**281.1**	**298.7**	**808.8**	**480.1**
Furniture and equipment (net)	96.7	92.9	96.5	101.1	117.3	112.6
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	158.9	257.9	184.1	197.2	691.1	367.1
Total assets	**18,988.4**	**19,158.6**	**18,842.8**	**19,059.8**	**20,796.1**	**20,346.4**

LIABILITIES	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Technical reserves	**13,650.6**	**13,801.6**	**14,024.0**	**13,899.1**	**15,207.6**	**14,898.8**
Unearned premiums	**7,165.8**	**7,450.8**	**7,690.6**	**7,633.5**	**7,833.1**	**8,000.4**
Life	5,132.2	5,325.1	5,564.5	5,461.5	5,353.8	5,587.5
Accident and health	2,025.6	2,117.9	2,118.3	2,164.2	2,471.7	2,405.3
Current bonds	7.9	7.9	7.8	7.7	7.6	7.6
Contractual obligations	**3,236.8**	**3,222.6**	**3,189.2**	**3,124.0**	**4,287.3**	**3,810.5**
Losses and maturities	2,207.4	2,121.0	2,085.9	2,014.7	3,225.9	2,709.9
Reserve for incurred but not reported losses	283.3	325.7	329.0	325.7	273.5	303.3
Policy dividends	186.6	166.2	185.1	202.1	211.1	198.4
Managed insurance funds	534.5	572.8	561.7	557.0	551.7	579.0
Deposits premiums	25.0	36.8	27.5	24.6	25.2	19.9
Prevision	**3,248.0**	**3,128.2**	**3,144.2**	**3,141.7**	**3,087.2**	**3,087.9**
Prevision	103.2	102.4	101.7	100.8	7.3	7.2
Catastrophic	3,142.4	3,023.4	3,038.8	3,037.2	3,076.2	3,077.0
Contingency	2.4	2.3	2.4	2.3	2.3	2.3
Specials	0.1	0.1	1.4	1.4	1.3	1.4
Provision for labor obligations at retirement	**657.2**	**673.3**	**714.2**	**735.0**	**726.2**	**760.1**
Creditors	**327.0**	**274.7**	**269.9**	**262.0**	**264.1**	**234.6**
Agents and adjusters	241.4	194.2	193.2	217.0	218.8	177.4
Managed loss funds	6.4	5.9	5.6	5.3	6.2	8.3
Sundry	79.2	74.5	71.2	39.7	39.1	48.9
Reinsurers and rebonders	**396.3**	**255.4**	**313.0**	**326.0**	**615.5**	**293.7**
Insurance and bonding companies	395.6	254.6	312.3	325.2	614.7	293.0
Retained deposits	0.7	0.8	0.8	0.8	0.8	0.7
Other liabilities	**1,100.6**	**1,133.2**	**1,012.3**	**1,127.9**	**1,201.5**	**1,057.3**
Provision for employee profit sharing	168.1	54.9	13.1	156.2	170.8	225.7
Other liabilities	397.0	561.8	432.7	382.6	438.5	357.7
Deferred credits	535.5	516.5	566.5	589.1	592.1	473.8
Total liabilities	**16,131.7**	**16,138.1**	**16,333.4**	**16,349.9**	**18,014.7**	**17,244.5**
Stockholders' equity						
Paid in capital	**996.7**	**996.7**	**996.7**	**996.7**	**996.7**	**996.7**
Capital stock	996.7	996.7	996.7	996.7	996.7	996.7
Reserves	**1,926.5**	**1,926.5**	**2,260.5**	**2,260.5**	**2,244.9**	**2,244.9**
Legal	139.1	139.1	208.4	208.4	208.4	208.4
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,787.5	1,787.5	2,052.2	2,052.2	2,036.5	2,036.5
Unrealized gain on valuation of real estate	15.1	15.1	16.4	16.4	28.8	28.8
Subsidiaries	(20.3)	(18.1)	51.6	64.4	66.9	77.1
Retained earnings	538.2	1,230.9	324.7	324.7	296.7	851.6
Net income	692.8	162.0	272.2	460.3	554.9	250.2
Excess (insufficient) on Stockholders' actualization	(1,292.3)	(1,292.7)	(1,412.8)	(1,413.2)	(1,407.6)	(1,347.4)
Total stockholders' equity	**2,856.7**	**3,020.5**	**2,509.4**	**2,709.8**	**2,781.4**	**3,101.9**
Total liabilities and stockholders' equity	**18,988.4**	**19,158.6**	**18,842.8**	**19,059.8**	**20,796.1**	**20,346.4**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of March, 2006)	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Premiums written	106.6	96.1	132.2	163.7	190.2	112.0
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**106.6**	**96.1**	**132.2**	**163.7**	**190.2**	**112.0**
Increased in reserve for unearned premiums	**83.5**	**2.8**	**82.0**	**53.3**	**94.3**	**81.4**
Retained earned premiums	**23.2**	**93.3**	**50.2**	**110.4**	**95.9**	**30.6**
Net Acquisition Cost	**7.7**	**6.8**	**11.2**	**15.1**	**16.8**	**7.5**
Commisions to agents	0.0	0.0	0.0	0.0	0.0	0.0
Additional compensation to agents	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0
Others	7.7	6.8	11.2	15.1	16.8	7.5
Net cost of claims and contractual obligations	**182.8**	**186.5**	**192.0**	**190.7**	**194.9**	**192.9**
Claims and other contractual obligations	182.8	186.5	192.0	190.7	194.9	192.9
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(167.3)**	**(100.0)**	**(153.0)**	**(95.4)**	**(115.8)**	**(169.9)**
Net Increase in other technical reserve	**(32.5)**	**13.4**	**14.5**	**31.0**	**18.1**	**7.0**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	1.4	(0.2)	1.4	0.6	1.5	1.2
Other reserves	(33.9)	13.7	13.1	30.4	16.6	5.9
Gross profit	**(134.9)**	**(113.4)**	**(167.5)**	**(126.3)**	**(133.9)**	**(176.9)**
Net operating expenses	**11.7**	**11.5**	**11.1**	**6.1**	**5.8**	**5.6**
Administrative and operating expenses	4.4	4.2	6.0	5.5	5.3	5.0
Personnel expenses	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	7.3	7.3	5.1	0.5	0.4	0.6
Operating Profits	**(146.6)**	**(124.9)**	**(178.6)**	**(132.4)**	**(139.6)**	**(182.5)**
Net Financial Income	**296.8**	**221.5**	**314.4**	**265.7**	**227.6**	**292.9**
On investments	256.7	253.0	261.2	269.0	268.5	254.9
Investments sales	3.1	(0.0)	(1.3)	22.8	19.0	2.9
Investments revaluation	291.6	84.6	47.8	110.5	180.1	167.3
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0
Forex	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	(254.8)	(116.1)	6.6	(136.6)	(240.1)	(132.1)
Income before income taxes & employee profit sharing	**150.2**	**96.5**	**135.7**	**133.3**	**87.9**	**110.4**
Provision for income tax	34.3	27.1	43.6	(70.8)	0.0	0.0
Provision for employee profit sharing	0.0	0.0	0.0	117.1	41.4	24.8
Subsidiaries results	297.6	246.9	126.8	86.7	(163.7)	141.0
Net income	**413.5**	**316.3**	**218.9**	**173.7**	**(117.2)**	**226.6**

PENSIONES INBURSA

BALANCE SHEET (MM Constant Ps. as of March, 2006)

ASSETS	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Investments	**23,072.2**	**23,395.0**	**15,954.8**	**16,232.2**	**16,182.8**	**16,461.3**
Securities	**23,072.2**	**23,395.0**	**15,954.8**	**16,232.2**	**16,182.8**	**16,461.3**
Government	8,268.6	8,509.5	8,640.8	9,104.1	9,688.1	9,011.0
Private companies	8,405.2	8,369.0	3,996.7	3,892.7	3,323.9	4,163.9
Debt Instruments	3,731.9	3,695.7	3,590.6	3,486.7	2,917.9	3,757.9
Equities	4,673.2	4,673.2	406.0	406.0	406.0	406.0
Net unrealized gain on valuation	6,099.2	6,340.8	3,002.7	3,039.5	2,858.8	3,138.7
Interest debtors	299.3	175.8	314.6	195.8	312.0	147.7
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**2.1**	**(0.6)**	**0.2**	**0.4**	**0.4**	**1.0**
Cash and banks	2.1	(0.6)	0.2	0.4	0.4	1.0
Debtors	**7.9**	**7.5**	**10.5**	**8.6**	**5.3**	**7.1**
Premium debtors	6.9	5.7	11.3	8.8	4.5	7.4
Agents and adjusters	(0.1)	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	1.0	1.7	1.3	3.3	5.7	5.7
Allowance for write-offs	(0.1)	(0.1)	(2.3)	(3.7)	(5.2)	(6.3)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**267.2**	**298.6**	**56.0**	**83.0**	**116.1**	**12.5**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	267.2	298.6	56.0	83.0	116.1	12.5
Total assets	**23,349.5**	**23,700.5**	**16,021.6**	**16,324.2**	**16,304.6**	**16,481.9**

LIABILITIES	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Technical reserves	**13,373.7**	**13,374.0**	**13,470.5**	**13,519.2**	**13,617.4**	**13,693.0**
Unearned premiums	**12,779.5**	**12,767.3**	**12,835.3**	**12,865.5**	**12,940.0**	**12,998.2**
Life	12,779.5	12,767.3	12,835.3	12,865.5	12,940.0	12,998.2
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**46.9**	**55.1**	**75.2**	**88.7**	**53.2**	**63.6**
Losses and maturities	44.3	55.0	71.2	87.2	50.7	60.3
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	2.6	0.2	3.9	1.6	2.5	3.2
Prevision	**547.2**	**551.5**	**560.0**	**565.0**	**624.2**	**631.2**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	255.6	255.3	256.7	257.3	258.8	260.0
Specials	291.6	296.2	303.3	307.6	365.4	371.3
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**6.4**	**6.7**	**8.2**	**9.5**	**10.2**	**8.9**
Agents and adjusters	0.0	0.1	0.1	0.1	0.1	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	6.4	6.7	8.2	9.4	10.1	8.9
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**136.5**	**171.5**	**85.9**	**157.4**	**155.5**	**32.3**
Provision for employee profit sharing	133.3	159.4	67.3	111.7	149.8	26.2
Other liabilities	0.0	9.1	15.2	41.2	0.0	0.0
Deferred credits	3.3	3.0	3.5	4.6	5.6	6.1
Total liabilities	**13,516.6**	**13,552.2**	**13,564.7**	**13,686.1**	**13,783.0**	**13,734.2**
Stockholders' equity						
Paid in capital	**5,335.9**	**5,335.9**	**1,031.4**	**1,034.9**	**1,035.5**	**1,035.5**
Capital stock	5,335.9	5,335.9	1,031.4	1,393.5	1,388.5	1,385.5
(-)Unsubscribed capital	0.0	0.0	0.0	358.6	353.0	350.0
Reserves	**268.0**	**268.0**	**1,134.9**	**1,134.9**	**579.1**	**579.1**
legal	142.1	142.1	416.7	416.7	416.7	416.7
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	125.9	125.9	718.1	718.1	162.3	162.3
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	1,162.6	1,161.8	294.9	298.5	298.5	298.0
Retained earnings	3,082.4	5,829.1	2,223.3	2,223.6	2,779.4	3,371.2
Net income	2,746.7	316.3	535.2	708.9	591.8	226.6
Excess (insufficient) on Stockholders' actualization	(2,762.7)	(2,762.7)	(2,762.7)	(2,762.7)	(2,762.7)	(2,762.7)
Total stockholders' equity	**9,832.8**	**10,148.3**	**2,456.9**	**2,638.0**	**2,521.5**	**2,747.7**
Total liabilities and stockholders' equity	**23,349.5**	**23,700.5**	**16,021.6**	**16,324.2**	**16,304.6**	**16,481.9**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of March, 2006)	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Premiums accepted	113.0	113.3	107.1	116.5	113.2	120.7
Premiums ceded	19.9	19.1	20.6	14.9	13.2	20.4
RETAINED PREMIUMS	**93.1**	**94.3**	**86.5**	**101.5**	**100.0**	**100.4**
Application of reserve for outstanding bonds	0.9	4.1	(0.7)	0.2	(0.9)	(0.1)
NET PREMIUM REVENUES	**92.2**	**90.2**	**87.2**	**101.3**	**100.9**	**100.5**
Net Acquisition Cost	**(15.0)**	**(4.7)**	**(4.6)**	**(2.9)**	**(21.6)**	**(5.4)**
Comisions to agents	0.3	0.7	0.3	0.5	0.0	0.1
Comisions for rebonding taken	0.3	0.0	0.9	0.2	(0.1)	0.0
Comisions for rebonding given	(9.9)	(7.8)	(8.4)	(6.3)	(10.2)	(7.7)
Others	(5.6)	2.4	2.5	2.6	(11.3)	2.2
Claims	55.7	50.3	52.1	47.7	74.0	68.3
Technical Income	**51.5**	**44.6**	**39.7**	**56.5**	**48.5**	**37.5**
Net increase in other technical reserves	(2.4)	(0.2)	0.9	(1.0)	(2.1)	(0.5)
GROSS INCOME	**53.9**	**44.8**	**38.8**	**57.6**	**50.5**	**38.0**
Net Operating Expenses	**(0.9)**	**(9.8)**	**(9.7)**	**(12.8)**	**(11.6)**	**(11.8)**
Administrative & operating expenses	(1.2)	(10.1)	(9.9)	(13.0)	(11.8)	(12.0)
Personnel expenses	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.3	0.3	0.3	0.2	0.2	0.2
OPERATING INCOME	**54.9**	**54.6**	**48.5**	**70.4**	**62.1**	**49.8**
Financial Income	**0.8**	**(13.2)**	**19.1**	**14.0**	**7.3**	**69.1**
On investments	0.5	1.7	4.5	2.6	5.5	4.0
Investments sales	1.6	(9.3)	10.8	10.8	12.8	66.7
Investments revaluation	9.6	(0.5)	4.4	7.3	2.8	5.3
Others	0.0	0.1	0.0	0.0	0.0	0.1
Repos	(0.6)	0.2	(0.1)	0.0	0.0	0.1
REPOMO	(10.3)	(5.3)	(0.6)	(6.8)	(13.8)	(7.1)
INCOME BEFORE TAXES	**55.7**	**41.5**	**67.6**	**84.4**	**69.5**	**118.9**
Income taxes	(6.8)	20.1	16.9	20.2	22.9	16.2
Subsidiaries Net Income	10.5	8.7	4.5	3.1	(5.8)	5.0
NET INCOME	73.0	30.1	55.2	67.2	40.8	107.7

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of March, 2006)

ASSETS	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Investments	**1,054.7**	**1,088.3**	**867.8**	**937.2**	**968.1**	**1,036.4**
Securities	**928.9**	**957.1**	**732.1**	**802.5**	**844.1**	**920.6**
Government	335.8	400.1	441.0	502.9	486.3	777.5
Private companies	382.6	325.1	160.9	159.7	225.1	98.0
Debt Instruments	15.2	15.3	14.8	14.8	44.8	44.0
Equities	367.3	309.8	428.4	144.9	180.3	54.0
Net unrealized gain on valuation	208.0	232.0	130.2	139.8	132.6	44.9
Interest debtors	2.6	0.0	0.0	0.0	0.1	0.2
Loans	**65.1**	**70.6**	**75.3**	**74.5**	**63.9**	**55.8**
Secured	51.0	57.4	67.2	63.7	56.8	52.0
Unsecured	7.1	8.2	3.6	2.9	2.9	0.9
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	5.2	3.0	2.3	5.8	3.0	2.5
Interest debtors	1.8	1.9	2.1	2.1	1.2	0.4
Real estate	**60.7**	**60.6**	**60.4**	**60.2**	**60.1**	**59.9**
Real estate	7.5	7.5	7.5	7.4	7.3	7.2
Net unrealized gain on valuation	56.2	56.3	56.3	56.4	56.5	56.5
Depreciation	(3.0)	(3.2)	(3.4)	(3.5)	(3.7)	(3.9)
Investments for labor obligations	**1.6**	**1.6**	**1.7**	**1.7**	**1.7**	**1.7**
Current assets	**1.9**	**4.3**	**3.6**	**0.6**	**3.2**	**3.1**
Cash and banks	1.9	4.3	3.6	0.6	3.2	3.1
Debtors	**69.1**	**83.8**	**89.7**	**95.1**	**97.5**	**92.3**
Premium debtors	66.8	82.1	91.9	93.2	95.4	91.8
Agents	0.0	(0.0)	0.0	1.9	(0.0)	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	2.3	1.7	(2.2)	0.0	2.2	0.5
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**14.5**	**8.1**	**7.2**	**5.9**	**16.8**	**8.6**
Bonding companies	9.8	3.6	2.8	1.7	12.8	3.2
Retained deposits	0.1	0.1	0.0	0.0	0.0	0.0
Others	(1.6)	(1.6)	(1.6)	0.1	0.1	0.1
Participation in rebonding	6.1	6.1	6.0	4.1	4.0	5.3
Estimation for punishments	0.0	0.0	0.0	0.0	0.0	(1.6)
Other assets	**61.7**	**25.4**	**37.1**	**49.6**	**68.6**	**91.4**
Furniture and equipment (net)	0.1	0.1	0.1	0.1	0.1	0.1
Foreclosed and repossessed assets	1.6	1.6	1.6	1.6	1.6	1.6
Sundry	60.0	23.7	35.4	47.9	66.9	89.8
Total assets	**1,203.5**	**1,211.5**	**1,007.0**	**1,090.1**	**1,155.9**	**1,233.5**

LIABILITIES	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Technical reserves	**214.2**	**217.7**	**217.4**	**216.0**	**212.1**	**211.1**
Current bonds	48.9	52.6	51.5	51.1	49.3	48.7
Contingency bonds	165.3	165.1	165.9	164.9	162.8	162.4
Provision for labor obligations at retirement	**0.5**	**0.5**	**0.6**	**0.6**	**0.6**	**0.6**
Creditors	**7.4**	**6.2**	**7.2**	**5.5**	**6.9**	**0.1**
Agents and adjusters	0.3	0.6	0.3	0.3	0.1	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	7.1	5.6	6.9	5.1	6.9	(0.1)
Rebonders	**10.7**	**15.6**	**18.9**	**12.6**	**7.1**	**9.9**
Bonding companies	4.3	9.3	12.9	6.7	1.3	4.0
Other participation	6.4	6.4	6.0	6.0	5.8	5.9
Other liabilities	**114.9**	**72.1**	**86.6**	**111.4**	**135.2**	**145.6**
Provision for employee profit sharing & incured incom	79.5	31.8	47.2	65.0	92.8	119.6
Other liabilities	15.8	16.7	14.6	20.2	19.8	19.9
Deferred credits	19.6	23.5	24.8	26.2	22.5	6.2
Total liabilities	**347.6**	**312.2**	**330.8**	**346.2**	**362.0**	**367.4**
Stockholders' equity						
Paid in capital	**147.8**	**147.8**	**147.8**	**147.8**	**147.8**	**147.8**
Capital stock	147.8	147.8	147.8	183.7	183.1	182.8
(-)Unsubscribed capital	0.0	0.0	0.0	(35.9)	(35.3)	(35.0)
Reserves	**84.0**	**84.0**	**108.2**	**108.2**	**108.2**	**108.2**
legal	84.0	84.0	108.2	108.2	108.2	108.2
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	16.5	29.8	30.9	31.2	39.6	3.1
Subsidiaries	26.8	26.9	9.2	9.2	9.9	9.4
Retained earnings	451.7	694.0	365.6	365.6	365.8	559.1
Net income	242.3	30.1	85.3	152.5	193.3	107.7
Excess (insufficient) on Stockholders' actualization	(113.3)	(113.3)	(70.7)	(70.7)	(70.7)	(70.7)
Total stockholders' equity	**855.8**	**899.3**	**676.3**	**743.8**	**793.9**	**864.6**
Total liabilities and stockholders' equity	**1,203.5**	**1,211.5**	**1,007.0**	**1,090.1**	**1,155.9**	**1,231.9**